FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	~~0001003197~~ 1337007
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 25, 2005, Series 2005-FFH3	333-121661-34

Name of Person Filing the Document
(If Other than the Registrant)


SEC MAIL
RECEIVED
PROCESSING
AUG 2 6 2005
WASH. D.C.
213
SECTION




05064252

SEP 01 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:

FINANCIAL ASSET SECURITIES CORP.

By: 

Name:

Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

First Franklin Mortgage Loan Trust 2005-FFH3, Asset-Backed Certificates, Series 2005-FFH3


RECEIVED
PROCESSING
WASH, D.C.
SECTION
213

Marketing Materials

$1,107,405,000 (Approximate)

Financial Asset Securities Corp.
Depositor

National City Home Loan Services, Inc.
Servicer

First Franklin Financial Corporation
Originator

RBS Greenwich Capital
Lead Underwriter

FOR ADDITIONAL INFORMATION PLEASE CALL:

RBS GREENWICH CAPITAL

Asset-Backed Finance

Patrick Leo	(203) 618-2952
Greg McSweeney	(203) 618-2429

Trading

Ron Weibye	(203) 625-6160
Peter McMullin	(203) 625-6160

RATING AGENCIES

Moody's

Kruti Muni	(201) 915-8733

Fitch

Vanessa Purwin	(212) 908-0269

DBRS

Quincy Tang	(212) 806-3256

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.
This Preliminary Term Sheet is provided for information purposes only. All amounts are approximate and subject to change. Investors are urged to read the base Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information contained herein supersedes information contained in any prior term sheet for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***As of August 3, 2005***

$1,107,405,000 (Approximate)
First Franklin Mortgage Loan Trust 2005-FFH3
Asset-Backed Certificates, Series 2005-FFH3
Subject to a +/- 10% Variance

Class(1,2,3)	Principal Amount ($)	WAL (Years) Call/Mat (4)	Payment Window (Mths) Call/Mat (4)	Expected Rating Moody's/Fitch/DBRS	Assumed Final Distribution Date	Certificate Type
I-A1	$476,263,000	2.29 / 2.44	1-79 / 1-178	Aaa/AAA/AAA	August 2035	Floating Rate Senior
II-A1	$133,000,000	1.00 / 1.00	1-20 / 1-20	Aaa/AAA/AAA	August 2035	Floating Rate Senior
II-A2	$185,000,000	2.67 / 2.67	20-72 / 20-72	Aaa/AAA/AAA	August 2035	Floating Rate Senior
II-A3	$22,982,000	6.51 / 8.30	72-79 / 72-166	Aaa/AAA/AAA	August 2035	Floating Rate Senior
M-1	$71,955,000	4.81 / 5.27	43-79 / 43-161	Aa1/AA+/AA (high)	August 2035	Floating Rate Subordinate
M-2	$36,855,000	4.71 / 5.16	42-79 / 42-149	Aa1/AA/AA (high)	August 2035	Floating Rate Subordinate
M-3	$29,835,000	4.67 / 5.11	41-79 / 41-145	Aa2/AA-/AA	August 2035	Floating Rate Subordinate
M-4	$29,835,000	4.65 / 5.08	40-79 / 40-140	Aa3/A+/AA (low)	August 2035	Floating Rate Subordinate
M-5	$28,665,000	4.63 / 5.05	39-79 / 39-136	A1/A/A (high)	August 2035	Floating Rate Subordinate
M-6	$28,080,000	4.62 / 5.02	38-79 / 38-130	A2/A-/A	August 2035	Floating Rate Subordinate
M-7	$26,910,000	4.61 / 4.98	38-79 / 38-124	A3/BBB+/A (low)	August 2035	Floating Rate Subordinate
M-8	$19,305,000	4.61 / 4.94	38-79 / 38-117	Baa1/BBB/BBB (high)	August 2035	Floating Rate Subordinate
M-9	$6,435,000	4.60 / 4.91	37-79 / 37-110	Baa2/BBB/BBB	August 2035	Floating Rate Subordinate
M-10	$12,285,000	4.59 / 4.87	37-79 / 37-107	Baa3/BBB-/BBB (low)	August 2035	Floating Rate Subordinate
B-1(5)	$12,285,000	Not Offered Hereby		Ba1/BB+/BB (high)	August 2035	Floating Rate Subordinate
B-2(5)	$11,700,000	Not Offered Hereby		Ba2/BB/BB	August 2035	Floating Rate Subordinate
B-3(5)	$11,115,000	Not Offered Hereby		NR/BB-/BB (low)	August 2035	Floating Rate Subordinate
B-4(5)	$16,380,000	Not Offered Hereby		NR/B+/B (high)	August 2035	Floating Rate Subordinate
Total:	**$1,158,885,000**					

(1) The Class I-A1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class II-A1, Class II-A2 and Class II-A3 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) Each Class of Certificates is priced to call. The margin on the Class I-A1, Class II-A1, Class II-A2 and Class II-A3 Certificates will double on the first Distribution Date after the Optional Termination Date may first be exercised. The margin on each of Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates will be equal to 1.5x the original margin on first Distribution Date after the Optional Termination may first be exercised.

(3) See "Net WAC Rate" herein.

(4) See "Pricing Prepayment Speed" herein.

(5) The Class B Certificates (as defined herein) will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers. The Class B Certificates are described herein because their amount, structure, collateral, rights, risks and other characteristics affect the amount, structure, collateral, rights, risks and other characteristics of the Offered Certificates.

The representations and covenants, cashflows and structure with respect to the transaction will comply in all respects with Freddie Mac's Investment Requirements, July 2005 Version. The transaction is anticipated to be structured as a QSPE.

Depositor:	Financial Asset Securities Corp.
Servicer:	National City Home Loan Services, Inc.
Lead Underwriter:	Greenwich Capital Markets, Inc.
Trustee:	Deutsche Bank National Trust Company.
Originator:	First Franklin Financial Corporation ("***First Franklin***"), a subsidiary of National City Corporation.
Offered Certificates:	The Class I-A1 Certificates (together, the "***Group I Certificates***") and the Class II-A1, Class II-A2 and Class II-A3 Certificates (together, the "***Group II Certificates***," and collectively with the Group I Certificates, the "***Class A Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates (together, the "***Class M Certificates***"). The Class A Certificates and the Class M Certificates are referred to herein as the "***Offered Certificates***." The Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (together, the "***Class B Certificates***" and together with the Class M Certificates, the "***Subordinate Certificates***") will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "***Privately Offered Certificates***." The Class A Certificates, Class M Certificates and the Privately Offered Certificates are collectively referred to herein as the "***Certificates***."
Federal Tax Status:	The Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on August 1, 2005.
Expected Pricing Date:	On or about the week of August [5], 2005.
Expected Closing Date:	On or about August 26, 2005.
Expected Settlement Date:	On or about August 26, 2005.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in September 2005.
Accrued Interest:	The price to be paid by investors for the Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Class I-A1, Class II-A1, Class II-A2 and Class II-A3 Certificates are expected to be ERISA eligible.

Representations and Warranties: The Seller and/or the Originator will make certain representations and warranties with respect to the Mortgage Loans as of the Closing Date, including, but not limited to, the following:

(i) All Mortgage Loans were originated in compliance with all applicable laws, including, but not limited to, all applicable anti-predatory lending laws; and
(ii) no Mortgage Loan is a High Cost Loan or a Covered Loan, as applicable (as such terms are defined in Standard & Poor's LEVELS Version 5.6 Glossary Revised, Appendix E).

SMMEA Eligibility: The Class A Certificates and the Class M-1, Class M-2 and Class M-3 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount.

Pricing Prepayment Speed: The Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Initial Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $732,638,194 of which: (i) approximately $427,239,854 consisted of a pool of conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Initial Group I Mortgage Loans***") and (ii) approximately $305,398,341 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Initial Group II Mortgage Loans***" together with the Initial Group I Mortgage Loans, the "***Initial Mortgage Loans***").

Pre-Funding Account: An account (the "***Pre-Funding Account***") will be established on the Closing Date into which approximately $437,361,806 (the "***Original Pre-Funded Amount***") will be deposited, of which approximately (i) $254,596,844 will be used to purchase subsequent conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group I Subsequent Mortgage Loans***", and together with the Initial Group I Mortgage Loans, the "***Group I Mortgage Loans***") and (ii) $182,764,961 will be used to purchase subsequent conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Subsequent Mortgage Loans***" and together with the Initial Group II Mortgage Loans, the "***Group II Mortgage Loans***"). The aggregate of the Group I Subsequent Mortgage Loans and Group II Subsequent Mortgage Loans is referred to herein as the "***Subsequent Mortgage Loans.***" On or prior to November 23, 2005 (the "***Pre-Funding Period***"), the amounts on deposit in the Pre-Funding Account will be used to purchase Subsequent Mortgage Loans having similar characteristics to the related Initial Mortgage Loans (with any unused portion of such deposit amount to be distributed as a payment of principal of the related Offered Certificates on the Distribution Date immediately following such date). The Group I Mortgage Loans and Group II Mortgage Loans are referred to herein as the "***Mortgage Loans.***"

On the Closing Date, there may be up to [2.00]% of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date that are 30 days or more delinquent.

Adjusted Net Mortgage Rate:

The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate:

The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Pass-Through Rate:

The "***Pass-Through Rate***" on each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate:

The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the Maximum Cap.

Net WAC Rate:

The "***Net WAC Rate***" for any Distribution Date, will be the annual rate equal to the product of (a) a fraction, expressed as a percentage, the numerator of which is (i) the amount of interest which accrued on the Mortgage Loans in the prior calendar month minus (ii) the sum of the trustee fee for such Distribution Date and the denominator of which is the sum of (i) the aggregate principal balance of the Mortgage Loans as of the last day of the immediately preceding Distribution Date (or as of the Cut-off Date with respect to the first Distribution Date), after giving effect to principal prepayments received during the related prepayment period and (ii) any amounts on deposit in the Pre-Funding Account, and (b) a fraction whose numerator is 30 and whose denominator is the actual number of days in the related Accrual Period.

Maximum Cap:

The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net WAC Rate Carryover Amount:

If, on any Distribution Date, the related Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Certificates, *pro rata*, based on aggregate certificate principal balance of such Certificates. On each Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.50% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360. The Yield Maintenance Agreement will terminate after the Distribution Date August 2008.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Class A, Class M, Class B and Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.95% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and the Original Pre-Funded Amount. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Required Overcollateralization Amount:

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal:
(i) prior to the Stepdown Date, 0.95% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and the Original Pre-Funded Amount; and
(ii) on or after the Stepdown Date, the greater of:
(a) 1.90% of the current aggregate principal balance of the Mortgage Loans;
(b) 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***OC Floor***").

On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero and
(ii) the later to occur of
(x) the Distribution Date occurring in September 2008 and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 60.30%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the sum of (i) aggregate principal balance of the Mortgage Loans and (ii) any amounts remaining on deposit in the Pre-Funding Account.

Credit Support:

Initial Credit Enhancement		**Target Credit Enhancement After Stepdown Date**	
Rating	**Percent**	**Rating**	**Percent**
A	30.15%	A	60.30%
M-1	24.00%	M-1	48.00%
M-2	20.85%	M-2	41.70%
M-3	18.30%	M-3	36.60%
M-4	15.75%	M-4	31.50%
M-5	13.30%	M-5	26.60%
M-6	10.90%	M-6	21.80%
M-7	8.60%	M-7	17.20%
M-8	6.95%	M-8	13.90%
M-9	6.40%	M-9	12.80%
M-10	5.35%	M-10	10.70%
B-1	4.30%	B-1	8.60%
B-2	3.30%	B-2	6.60%
B-3	2.35%	B-3	4.70%
B-4	0.95%	B-4	1.90%

Delinquency Trigger Event: While the Class A Certificates are outstanding, a "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [26.00]% of the Credit Enhancement Percentage. After the Distribution Date on which the Class A Certificates have been reduced to zero, a "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [36.00]% of the Credit Enhancement Percentage.

Loss Trigger Event: A "***Loss Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the sum of (i) the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount, for the related Distribution Date are greater than:

Distribution Date	Percentage
September 2007 to August 2008	[1.40]% initially, plus 1/12th of [1.80]% for each month thereafter
September 2008 to August 2009	[3.20]% initially, plus 1/12th of [1.80]% for each month thereafter
September 2009 to August 2010	[5.00]% initially, plus 1/12th of [1.45]% for each month thereafter
September 2010 to August 2011	[6.45]% initially, plus 1/12th of [0.80]% for each month thereafter
September 2011 and thereafter	[7.25]%

Trigger Event: A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-4 Certificates, second to the Class B-3 Certificates, third to the Class B-2 Certificates, fourth to the Class B-1 Certificates, fifth to the Class M-10 Certificates, sixth to the Class M-9 Certificates, seventh to the Class M-8, eighth to the Class M-7 Certificates, ninth to the Class M-6 Certificates, tenth to the Class M-5 Certificates, eleventh to the Class M-4 Certificates, twelfth to the Class M-3 Certificates, thirteenth to the Class M-2 Certificates and fourteenth to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Class A Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the Class M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates, twelfth, monthly interest to the Class M-10 Certificates, thirteenth, monthly interest to the Class B-1 Certificates, fourteenth, monthly interest to the Class B-2 Certificates, fifteenth, monthly interest to the Class B-3 Certificates and sixteenth, monthly interest to the Class B-4 Certificates.
2) Principal funds, as follows: monthly principal to the Class A Certificates, generally *pro rata* based on the principal collected in the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates, as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," then monthly principal to the Class M-6 Certificates as described under "Principal Paydown," then monthly principal to the Class M-7 Certificates as described under "Principal Paydown," then monthly principal to the Class M-8 Certificates as described under "Principal Paydown," then monthly principal to the Class M-9 Certificates as described under "Principal Paydown," then monthly principal to the Class M-10 Certificates as described under "Principal Paydown," then monthly principal to the Class B-1 Certificates as described under "Principal Paydown," then monthly principal to the Class B-2 Certificates as described under "Principal Paydown," then monthly principal to the Class B-3 Certificates as described under "Principal Paydown," and then monthly principal to the Class B-4 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Class A, Class M and Class B Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below.
4) Any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class M-10 Certificates, then any unpaid applied Realized Loss amount to the Class M-10 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized

Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates, then any unpaid applied Realized Loss amount to the Class B-2 Certificates, then any previously unpaid interest to the Class B-3 Certificates and then any unpaid applied Realized Loss amount to the Class B-3 Certificates, then any previously unpaid interest to the Class B-4 Certificates and then any unpaid applied Realized Loss amount to the Class B-4 Certificates.

5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Class A Certificates *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class M-10 Certificates, then to the Class B-1 Certificates, then to the Class B-2 Certificates, then to the Class B-3 Certificates and lastly to the Class B-4 Certificates.

6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Class A Certificates generally *pro rata,* based on principal collected in the related loan group, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates, 7) Class M-7 Certificates, 8) Class M-8 Certificates, 9) Class M-9 Certificates, 10) Class M-10 Certificates, 11) Class B-1 Certificates, 12) Class B-2 Certificates, 13) Class B-3 Certificates and 14) Class B-4 Certificates sequentially.

On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, generally pro rata based on the principal collected in the related loan group, such that the Class A Certificates will have at least 60.30% credit enhancement, second to the Class M-1 Certificates, such that the Class M-1 Certificates will have at least 48.00% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 41.70% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 36.60% credit, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 31.50% credit, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 26.60% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 21.80% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 17.20% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 13.90% credit enhancement, tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 12.80% credit enhancement, eleventh to the Class M-10 Certificates such that the Class M-10 Certificates will have at least 10.70% credit enhancement, twelfth, to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 8.60% credit enhancement, thirteenth, to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 6.60% credit enhancement, fourteenth, to the Class B-3 Certificates such that the Class B-3 Certificates will have at least 4.70% credit enhancement and fifteenth, to the Class B-4 Certificates such that the Class B-4 Certificates will have at least 1.90% credit enhancement (subject, in the case of the most subordinate certificate outstanding).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class I-A1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.13	2.67	2.29	1.85	1.54
MDUR (yr)	2.80	2.43	2.11	1.73	1.46
First Prin Pay	1	1	1	1	1
Last Prin Pay	111	92	79	66	34

Class I-A1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.34	2.84	2.44	1.98	1.54
MDUR (yr)	2.93	2.54	2.21	1.82	1.46
First Prin Pay	1	1	1	1	1
Last Prin Pay	244	207	178	156	34

Class II-A1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.23	1.10	1.00	0.90	0.82
MDUR (yr)	1.18	1.06	0.96	0.87	0.79
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	21	20	18	16

Class II-A1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.23	1.10	1.00	0.90	0.82
MDUR (yr)	1.18	1.06	0.96	0.87	0.79
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	21	20	18	16

Weighted Average Life Tables

Class II-A2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.72	3.16	2.67	2.13	1.91
MDUR (yr)	3.36	2.90	2.48	2.00	1.81
First Prin Pay	24	21	20	18	16
Last Prin Pay	102	85	72	35	31

Class II-A2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.72	3.16	2.67	2.13	1.91
MDUR (yr)	3.36	2.90	2.48	2.00	1.81
First Prin Pay	24	21	20	18	16
Last Prin Pay	102	85	72	35	31

Class II-A3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	9.18	7.60	6.51	4.40	2.68
MDUR (yr)	7.55	6.44	5.63	3.94	2.49
First Prin Pay	102	85	72	35	31
Last Prin Pay	111	92	79	66	34

Class II-A3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.83	9.79	8.30	5.84	2.68
MDUR (yr)	9.17	7.89	6.88	5.00	2.49
First Prin Pay	102	85	72	35	31
Last Prin Pay	233	195	166	141	34

Weighted Average Life Tables

Class M-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.29	4.81	5.03	4.44
MDUR (yr)	5.39	4.62	4.26	4.46	3.98
First Prin Pay	41	38	43	51	34
Last Prin Pay	111	92	79	66	56

Class M-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.97	5.84	5.27	5.47	5.91
MDUR (yr)	5.80	4.99	4.58	4.78	5.10
First Prin Pay	41	38	43	51	34
Last Prin Pay	222	187	161	140	127

Class M-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.28	4.71	4.49	4.38
MDUR (yr)	5.38	4.61	4.18	4.02	3.93
First Prin Pay	41	38	42	47	48
Last Prin Pay	111	92	79	66	56

Class M-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.96	5.82	5.16	4.89	4.71
MDUR (yr)	5.78	4.97	4.49	4.31	4.19
First Prin Pay	41	38	42	47	48
Last Prin Pay	209	175	149	128	108

Weighted Average Life Tables

Class M-3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.28	4.67	4.34	4.08
MDUR (yr)	5.38	4.61	4.14	3.89	3.68
First Prin Pay	41	38	41	45	45
Last Prin Pay	111	92	79	66	56

Class M-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.95	5.81	5.11	4.73	4.40
MDUR (yr)	5.77	4.96	4.45	4.17	3.93
First Prin Pay	41	38	41	45	45
Last Prin Pay	203	170	145	124	104

Class M-4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.28	4.65	4.24	3.91
MDUR (yr)	5.37	4.59	4.11	3.80	3.53
First Prin Pay	41	37	40	43	42
Last Prin Pay	111	92	79	66	56

Class M-4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.93	5.80	5.08	4.62	4.23
MDUR (yr)	5.75	4.94	4.41	4.08	3.78
First Prin Pay	41	37	40	43	42
Last Prin Pay	198	165	140	120	101

Weighted Average Life Tables

Class M-5 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.63	4.18	3.80
MDUR (yr)	5.35	4.58	4.09	3.74	3.43
First Prin Pay	41	37	39	41	40
Last Prin Pay	111	92	79	66	56

Class M-5 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.92	5.78	5.05	4.54	4.10
MDUR (yr)	5.72	4.91	4.38	4.00	3.67
First Prin Pay	41	37	39	41	40
Last Prin Pay	191	159	136	116	97

Class M-6 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.62	4.13	3.72
MDUR (yr)	5.34	4.57	4.07	3.69	3.36
First Prin Pay	41	37	38	40	39
Last Prin Pay	111	92	79	66	56

Class M-6 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.89	5.76	5.02	4.48	4.01
MDUR (yr)	5.69	4.89	4.35	3.95	3.58
First Prin Pay	41	37	38	40	39
Last Prin Pay	184	153	130	111	93

Weighted Average Life Tables

Class M-7 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.61	4.09	3.66
MDUR (yr)	5.24	4.50	4.00	3.61	3.27
First Prin Pay	41	37	38	39	38
Last Prin Pay	111	92	79	66	56

Class M-7 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.85	5.73	4.98	4.42	3.93
MDUR (yr)	5.56	4.79	4.26	3.84	3.48
First Prin Pay	41	37	38	39	38
Last Prin Pay	176	146	124	105	89

Class M-8 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.61	4.07	3.62
MDUR (yr)	5.20	4.47	3.98	3.58	3.22
First Prin Pay	41	37	38	38	37
Last Prin Pay	111	92	79	66	56

Class M-8 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.81	5.69	4.94	4.37	3.86
MDUR (yr)	5.49	4.73	4.21	3.79	3.40
First Prin Pay	41	37	38	38	37
Last Prin Pay	165	137	117	99	83

Weighted Average Life Tables

Class M-9 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.60	4.04	3.61
MDUR (yr)	5.16	4.44	3.96	3.53	3.20
First Prin Pay	41	37	37	38	37
Last Prin Pay	111	92	79	66	56

Class M-9 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.77	5.66	4.91	4.31	3.84
MDUR (yr)	5.43	4.68	4.16	3.73	3.37
First Prin Pay	41	37	37	38	37
Last Prin Pay	156	129	110	93	78

Class M-10 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.59	4.04	3.58
MDUR (yr)	5.05	4.36	3.88	3.48	3.14
First Prin Pay	41	37	37	38	36
Last Prin Pay	111	92	79	66	56

Class M-10 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.73	5.63	4.87	4.29	3.79
MDUR (yr)	5.28	4.57	4.06	3.65	3.29
First Prin Pay	41	37	37	38	36
Last Prin Pay	152	126	107	91	76

Weighted Average Life Tables

Class B-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.59	4.04	3.57
MDUR (yr)	4.96	4.29	3.82	3.44	3.09
First Prin Pay	41	37	37	38	36
Last Prin Pay	111	92	79	66	56

Class B-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.66	5.57	4.83	4.25	3.74
MDUR (yr)	5.15	4.46	3.97	3.58	3.21
First Prin Pay	41	37	37	38	36
Last Prin Pay	145	120	102	86	72

Class B-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.59	4.02	3.57
MDUR (yr)	4.96	4.29	3.82	3.42	3.09
First Prin Pay	41	37	37	37	35
Last Prin Pay	111	92	79	66	56

Class B-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.56	5.48	4.75	4.17	3.69
MDUR (yr)	5.09	4.41	3.93	3.52	3.18
First Prin Pay	41	37	37	37	35
Last Prin Pay	135	112	95	80	68

Weighted Average Life Tables

Class B-3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.30	5.27	4.59	4.01	3.53
MDUR (yr)	5.10	4.39	3.90	3.48	3.11
First Prin Pay	41	37	37	37	35
Last Prin Pay	111	92	79	66	56

Class B-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.39	5.34	4.64	4.06	3.58
MDUR (yr)	5.15	4.44	3.94	3.51	3.14
First Prin Pay	41	37	37	37	35
Last Prin Pay	124	102	87	73	62

Class B-4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.86	4.91	4.27	3.76	3.33
MDUR (yr)	4.82	4.15	3.68	3.29	2.95
First Prin Pay	41	37	37	37	35
Last Prin Pay	109	90	77	65	55

Class B-4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.86	4.91	4.27	3.76	3.33
MDUR (yr)	4.82	4.15	3.68	3.29	2.95
First Prin Pay	41	37	37	37	35
Last Prin Pay	109	90	77	65	55

Yield Maintenance Agreement Schedule and Strike Rates For Offered Certificates and Class B Certificates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	0	0.00000	0.00000
2	1,154,477,032	7.356783	10.50000
3	1,146,932,161	7.119350	10.50000
4	1,137,986,275	7.356521	10.50000
5	1,127,650,736	7.119059	10.50000
6	1,115,942,037	7.118885	10.50000
7	1,102,881,832	7.881407	10.50000
8	1,088,496,929	7.118475	10.50000
9	1,072,819,263	7.355514	10.50000
10	1,055,885,829	7.117981	10.50000
11	1,037,738,587	7.357785	10.50000
12	1,018,530,898	7.122184	10.50000
13	998,363,300	7.124821	10.50000
14	977,379,587	7.362162	10.50000
15	955,625,858	7.124602	10.50000
16	933,151,833	7.362096	10.50000
17	910,010,255	7.126055	10.50000
18	886,256,777	7.127230	10.50000
19	861,949,411	7.892737	10.50000
20	837,148,493	7.129262	10.50000
21	811,916,149	7.367345	10.50000
22	786,316,279	7.130208	10.50000
23	760,414,102	8.317379	10.50000
24	734,808,115	8.351074	10.50000
25	709,683,939	9.104745	10.50000
26	685,460,605	9.404978	10.50000
27	662,065,197	9.098409	10.50000
28	639,469,080	9.398368	10.50000
29	617,644,615	9.395224	10.50000
30	596,573,119	9.491865	10.50000
31	576,225,110	10.408875	10.50000
32	556,578,568	9.732651	10.50000
33	537,601,142	10.052189	10.50000
34	519,269,750	9.723154	10.50000
35	0	10.50000	10.50000
36	484,470,458	10.381884	10.50000

Effective Available Funds Schedule for Offered Certificates and Class B Certificates

Assumptions to Optional Termination

Period	NWC [1] (%)	NWC [2,3] (%)	Period	NWC [1] (%)	NWC [2,3] (%)	Period	NWC [1] (%)	NWC [2,3] (%)
1	N/A	N/A	28	9.40	10.50	55	12.95	12.95
2	7.36	10.50	29	9.40	10.50	56	11.69	11.69
3	7.12	10.50	30	9.49	10.50	57	12.06	12.06
4	7.36	10.50	31	10.41	10.50	58	11.66	11.66
5	7.12	10.50	32	9.73	10.50	59	12.04	12.04
6	7.12	10.50	33	10.05	10.50	60	11.65	11.65
7	7.88	10.50	34	9.72	10.50	61	11.65	11.65
8	7.12	10.50	35	10.52	10.52	62	12.03	12.03
9	7.36	10.50	36	10.38	10.50	63	11.63	11.63
10	7.12	10.50	37	10.80	10.80	64	12.00	12.00
11	7.36	10.50	38	11.15	11.15	65	11.61	11.61
12	7.12	10.50	39	10.79	10.79	66	11.60	11.60
13	7.12	10.50	40	11.14	11.14	67	12.83	12.83
14	7.36	10.50	41	11.12	11.12	68	11.57	11.57
15	7.12	10.50	42	11.24	11.24	69	11.95	11.95
16	7.36	10.50	43	12.77	12.77	70	11.55	11.55
17	7.13	10.50	44	11.52	11.52	71	11.92	11.92
18	7.13	10.50	45	11.90	11.90	72	11.53	11.53
19	7.89	10.50	46	11.50	11.50	73	11.52	11.52
20	7.13	10.50	47	11.93	11.93	74	11.89	11.89
21	7.37	10.50	48	11.57	11.57	75	11.49	11.49
22	7.13	10.50	49	11.62	11.62	76	11.86	11.86
23	8.32	10.50	50	12.00	12.00	77	11.46	11.46
24	8.35	10.50	51	11.60	11.60	78	11.45	11.45
25	9.10	10.50	52	11.97	11.97	79	12.23	12.23
26	9.40	10.50	53	11.63	11.63			
27	9.10	10.50	54	11.65	11.65			

(1) Assumes 1mLIBOR remains constant at 3.54%, 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the Pricing Prepayment Speed.
(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes proceeds from the Yield Maintenance Agreement included.

EXCESS SPREAD [1,2]

Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	(3) Excess Spread Under STATIC LIBOR (%)	Excess Spread Under FORWARD LIBOR (%)
1	3.540	3.960	0.72	0.72
2	3.709	4.082	3.37	3.20
3	3.876	4.186	3.23	2.89
4	4.027	4.271	3.37	2.88
5	4.176	4.337	3.23	2.58
6	4.236	4.380	3.23	2.52
7	4.259	4.411	3.62	2.96
8	4.326	4.439	3.22	2.42
9	4.377	4.459	3.35	2.52
10	4.412	4.472	3.21	2.32
11	4.428	4.481	3.34	2.47
12	4.423	4.490	3.21	2.31
13	4.423	4.501	3.21	2.30
14	4.440	4.515	3.33	2.44
15	4.455	4.527	3.19	2.26
16	4.468	4.539	3.32	2.40
17	4.479	4.551	3.18	2.22
18	4.490	4.564	3.17	2.21
19	4.501	4.579	3.57	2.69
20	4.512	4.593	3.16	2.17
21	4.524	4.606	3.29	2.31
22	4.539	4.617	3.14	2.13
23	4.556	4.626	4.09	3.21
24	4.577	4.631	4.23	3.33
25	4.589	4.633	4.91	4.08
26	4.589	4.634	5.03	4.24
27	4.589	4.635	4.88	4.05
28	4.588	4.637	5.01	4.21
29	4.589	4.639	4.85	4.11
30	4.589	4.644	4.84	4.14
31	4.591	4.650	5.10	4.57
32	4.594	4.656	4.81	4.20
33	4.599	4.662	4.93	4.35
34	4.605	4.666	4.77	4.15
35	4.614	4.668	5.05	4.48
36	4.625	4.669	4.99	4.39
37	4.629	4.668	5.14	4.55
38	4.626	4.666	5.30	4.75
39	4.622	4.666	5.18	4.59
40	4.620	4.667	5.32	4.77
41	4.619	4.670	5.18	4.62
42	4.619	4.674	5.18	4.63
43	4.620	4.681	5.60	5.19
44	4.624	4.688	5.18	4.65
45	4.629	4.696	5.31	4.82
46	4.636	4.704	5.17	4.63
47	4.645	4.710	5.31	4.81
48	4.657	4.716	5.17	4.63
49	4.666	4.721	5.17	4.63
50	4.669	4.725	5.30	4.79
51	4.672	4.730	5.16	4.61
52	4.676	4.735	5.30	4.78
53	4.680	4.740	5.16	4.61
54	4.685	4.746	5.16	4.61
55	4.690	4.752	5.57	5.14
56	4.695	4.759	5.15	4.60
57	4.701	4.766	5.29	4.77
58	4.708	4.773	5.15	4.59
59	4.715	4.780	5.30	4.77
60	4.723	4.787	5.17	4.61
61	4.730	4.794	5.17	4.62
62	4.737	4.800	5.31	4.79
63	4.743	4.805	5.17	4.60
64	4.749	4.811	5.31	4.77
65	4.755	4.816	5.17	4.60
66	4.760	4.821	5.17	4.60
67	4.766	4.825	5.59	5.14
68	4.770	4.830	5.18	4.60
69	4.775	4.833	5.31	4.78
70	4.779	4.836	5.18	4.60
71	4.784	4.839	5.31	4.78
72	4.787	4.842	5.18	4.60
73	4.790	4.846	5.18	4.60
74	4.792	4.849	5.32	4.78
75	4.794	4.853	5.19	4.60
76	4.797	4.858	5.32	4.78
77	4.801	4.864	5.19	4.61
78	4.805	4.870	5.19	4.61
79	4.810	4.877	5.47	4.97

(1) Assumes the Pricing Prepayment Speed

(2) Calculated as (a) interest collections on the collateral (net of the trust administrations and servicing fees), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period.

(3) Assumes 1mLIBOR stays at 3.540% and 6mLIBOR stays at 3.960%.

BREAKEVEN LOSSES

Class	M-1	M-2	M-3	M-4	M-5	M-6	M-7
Rating (M/S/D)	Aa1/AA+/AA (high)	Aa1/AA/AA (high)	Aa2/AA-/AA	Aa3/A+/AA (low)	A1/A/A (high)	A2/A-/A	A3/BBB+/A (low)
Loss Severity	40%	40%	40%	40%	40%	40%	40%
Default	41.25 CDR	34.18 CDR	29.26 CDR	24.92 CDR	21.19 CDR	17.86 CDR	14.88 CDR
Collateral Loss	27.59%	24.98%	22.84%	20.69%	18.60%	16.52%	14.46%
Loss Severity	50%	50%	50%	50%	50%	50%	50%
Default	29.34 CDR	24.92 CDR	21.71 CDR	18.78 CDR	16.18 CDR	13.8 CDR	11.61 CDR
Collateral Loss	28.60%	25.86%	23.63%	21.40%	19.23%	17.07%	14.92%
Loss Severity	60%	60%	60%	60%	60%	60%	60%
Default	22.78 CDR	19.62 CDR	17.27 CDR	15.07 CDR	13.08 CDR	11.24 CDR	9.52 CDR
Collateral Loss	29.28%	26.47%	24.19%	21.89%	19.66%	17.45%	15.25%

Class	M-8	M-9	M-10	B-1	B-2	B-3	B-4
Rating (M/S/D)	Baa1/BBB/BBB (high)	Baa2/BBB/BBB	Baa3/BBB-/BBB (low)	Ba1/BB+/BB (high)	Ba2/BB/BB	NR/BB-/BB (low)	NR/B+/B (high)
Loss Severity	40%	40%	40%	40%	40%	40%	40%
Default	12.89 CDR	12.23 CDR	10.96 CDR	9.75 CDR	8.71 CDR	7.82 CDR	6.68 CDR
Collateral Loss	12.96%	12.44%	11.40%	10.37%	9.44%	8.62%	7.52%
Loss Severity	50%	50%	50%	50%	50%	50%	50%
Default	10.12 CDR	9.62 CDR	8.66 CDR	7.73 CDR	6.93 CDR	6.24 CDR	5.36 CDR
Collateral Loss	13.36%	12.82%	11.74%	10.67%	9.71%	8.86%	7.75%
Loss Severity	60%	60%	60%	60%	60%	60%	60%
Default	8.33 CDR	7.93 CDR	7.15 CDR	6.4 CDR	5.75 CDR	5.19 CDR	4.48 CDR
Collateral Loss	13.64%	13.08%	11.97%	10.87%	9.89%	9.03%	7.91%

Assumptions
12 Month Delay
Delinquency Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR which results in approximate first dollar of principal loss

Initial Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$732,638,194	$26,265	$990,000
Average Scheduled Principal Balance	$151,591		
Number of Mortgage Loans	4,833		
Weighted Average Gross Coupon	7.885%	5.874%	10.125%
Weighted Average FICO Score	652	562	816
Weighted Average Original LTV	99.91%	75.00%	103.00%
Weighted Average Original Term	359 months	180 months	360 months
Weighted Average Stated Remaining Term	358 months	177 months	360 months
Weighted Average Seasoning	2 months	0 months	14 months
Weighted Average Gross Margin	6.503%	5.000%	8.250%
Weighted Average Minimum Interest Rate	7.821%	5.874%	10.125%
Weighted Average Maximum Interest Rate	13.822%	11.874%	21.500%
Weighted Average Initial Rate Cap	2.995%	2.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	25 months	7 months	59 months
Maturity Date		May 1 2020	Aug 1 2035
Maximum Zip Code Concentration	0.23%	91362	
ARM	85.74%		
Fixed Rate	14.26%		
1/29 6 Mo LIBOR ARM	0.39%		
2/28 6 Mo LIBOR ARM	40.43%		
3/27 6 Mo LIBOR ARM	10.30%		
5/25 6 Mo LIBOR ARM	0.42%		
5YR IO 2/28 6 Mo LIBOR ARM	28.34%		
5YR IO 3/27 6 Mo LIBOR ARM	5.32%		
5YR IO 5/25 6 Mo LIBOR ARM	0.53%		
BALLOON 15/30	0.04%		
Balloon 5YR IO	0.01%		
Fixed Rate	12.78%		
Fixed Rate 5Yr IO	1.43%		
Interest Only	35.64%		
Not Interest Only	64.36%		
Prepay Penalty: 0 months	25.61%		
Prepay Penalty: 12 months	5.12%		
Prepay Penalty: 24 months	43.40%		
Prepay Penalty: 36 months	25.87%		

First Lien	100.00%
Blended Access	0.55%
Full Documentation	57.04%
Limited Income Verification	0.22%
No Income Verification	27.75%
Stated Plus Documentation	14.43%
Cash Out Refinance	16.63%
Purchase	81.94%
Rate/Term Refinance	1.43%
2 Units	3.42%
3 Units	0.03%
4 Units	0.06%
Condominium	6.47%
PUD	13.79%
Single Family	76.23%
Primary	99.17%
Second Home	0.83%
Top 5 States:	
California	12.13%
Ohio	9.67%
Illinois	7.07%
Florida	6.79%
Michigan	5.67%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
0.01 - 50,000.00	198	8,592,879.79	1.17%	8.442	353	99.98	635
50,000.01 - 100,000.00	1,685	130,415,126.09	17.80%	8.187	357	99.99	634
100,000.01 - 150,000.00	1,296	161,763,316.62	22.08%	7.952	358	99.97	641
150,000.01 - 200,000.00	725	125,191,037.60	17.09%	7.901	358	100.00	648
200,000.01 - 250,000.00	326	72,745,088.91	9.93%	7.789	358	100.05	656
250,000.01 - 300,000.00	203	55,414,518.71	7.56%	7.734	358	99.80	666
300,000.01 - 350,000.00	117	37,876,197.78	5.17%	7.730	358	99.93	665
350,000.01 - 400,000.00	70	26,152,225.66	3.57%	7.613	356	100.41	677
400,000.01 - 450,000.00	72	30,720,681.05	4.19%	7.720	356	99.89	660
450,000.01 - 500,000.00	33	15,866,659.64	2.17%	7.649	358	99.99	680
500,000.01 - 550,000.00	34	18,028,159.18	2.46%	7.784	358	99.52	676
550,000.01 - 600,000.00	24	13,963,978.82	1.91%	7.729	359	100.12	681
600,000.01 - 650,000.00	19	11,933,529.13	1.63%	7.626	358	98.78	673
650,000.01 - 700,000.00	9	6,072,995.36	0.83%	7.191	358	96.71	701
700,000.01 - 750,000.00	8	5,889,000.00	0.80%	7.440	359	99.59	679
750,000.01 - 800,000.00	4	3,095,000.00	0.42%	7.557	358	94.96	667
800,000.01 - 850,000.00	2	1,639,000.00	0.22%	7.314	359	100.00	699
850,000.01 - 900,000.00	5	4,443,800.00	0.61%	7.176	359	100.00	702
900,000.01 - 950,000.00	2	1,845,000.00	0.25%	7.312	358	100.00	718
950,000.01 - 1,000,000.00	1	990,000.00	0.14%	7.999	359	100.00	721
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.500 - 5.999	5	1,408,946.00	0.19%	5.944	358	88.93	673
6.000 - 6.499	23	5,460,415.97	0.75%	6.295	359	96.08	670
6.500 - 6.999	256	54,600,071.47	7.45%	6.826	358	100.01	696
7.000 - 7.499	661	130,182,103.67	17.77%	7.231	358	100.03	684
7.500 - 7.999	1,401	230,663,991.53	31.48%	7.723	358	99.94	662
8.000 - 8.499	1,189	157,149,649.25	21.45%	8.207	357	99.94	633
8.500 - 8.999	979	116,407,339.80	15.89%	8.666	357	99.90	617
9.000 - 9.499	245	28,964,279.90	3.95%	9.143	358	99.97	608
9.500 - 9.999	70	7,132,496.75	0.97%	9.607	358	99.96	599
10.000 -10.499	4	668,900.00	0.09%	10.118	359	100.00	614
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
550-574	1	44,771.22	0.01%	9.375	353	90.00	562
575-599	899	107,882,993.55	14.73%	8.475	358	99.93	589
600-624	1,007	124,740,606.45	17.03%	8.347	357	99.74	612
625-649	970	143,135,248.56	19.54%	7.924	357	99.81	638
650-674	847	145,631,263.08	19.88%	7.631	358	99.87	661
675-699	497	90,100,345.36	12.30%	7.505	358	100.12	686
700+	612	121,102,966.12	16.53%	7.424	358	100.06	733
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
75.00- 79.99	1	675,000.00	0.09%	6.625	358	75.00	654
80.00	4	2,191,200.00	0.30%	6.412	358	80.00	630
90.00- 94.99	4	890,518.01	0.12%	8.203	358	90.60	594
95.00- 99.99	307	52,068,019.93	7.11%	7.921	357	98.86	653
100.00	4,407	656,335,786.51	89.59%	7.907	358	100.00	652
100.01+	110	20,477,669.89	2.80%	7.275	358	102.94	682
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
180	34	3,504,098.83	0.48%	8.090	179	100.00	646
240	1	171,000.00	0.02%	8.000	239	97.72	615
360	4,798	728,963,095.51	99.50%	7.884	358	99.91	652
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
121-180	34	3,504,098.83	0.48%	8.090	179	100.00	646
181-240	1	171,000.00	0.02%	8.000	239	97.72	615
301-360	4,798	728,963,095.51	99.50%	7.884	358	99.91	652
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
0.01 -20.00	93	11,760,166.41	1.61%	7.964	354	98.67	643
20.01 -25.00	154	16,223,738.79	2.21%	8.043	357	99.90	649
25.01 -30.00	350	40,483,489.88	5.53%	8.079	357	99.92	641
30.01 -35.00	526	68,718,311.49	9.38%	7.972	357	100.01	649
35.01 -40.00	835	118,747,460.17	16.21%	7.921	358	99.87	650
40.01 -45.00	1,287	203,989,747.96	27.84%	7.936	357	99.97	648
45.01 -50.00	977	185,057,056.65	25.26%	7.754	358	99.99	666
50.01 -55.00	608	87,073,654.82	11.88%	7.798	358	99.70	648
55.01 -60.00	1	319,740.87	0.04%	7.125	357	100.00	644
60.01+	2	264,827.30	0.04%	8.021	359	100.00	627
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
ARM	3,887	628,192,330.86	85.74%	7.821	358	99.89	654
Fixed Rate	946	104,445,863.48	14.26%	8.272	352	99.98	643
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
1/29 6 Mo LIBOR ARM	12	2,893,749.50	0.39%	7.814	358	99.52	670
2/28 6 Mo LIBOR ARM	2,187	296,211,003.06	40.43%	7.879	358	100.06	648
3/27 6 Mo LIBOR ARM	510	75,431,500.71	10.30%	7.806	358	99.99	654
5/25 6 Mo LIBOR ARM	22	3,111,826.28	0.42%	7.906	359	99.84	668
5YR IO 2/28 6 Mo LIBOR ARM	925	207,654,314.66	28.34%	7.751	358	99.64	661
5YR IO 3/27 6 Mo LIBOR ARM	211	38,981,336.65	5.32%	7.780	359	99.84	661
5YR IO 5/25 6 Mo LIBOR ARM	20	3,908,600.00	0.53%	7.696	359	99.96	670
BALLOON 15/30	3	300,570.15	0.04%	8.392	178	99.98	656
Balloon 5YR IO	1	87,500.00	0.01%	8.000	178	100.00	651
Fixed Rate	878	93,604,685.28	12.78%	8.246	353	100.00	643
Fixed Rate 5Yr IO	64	10,453,108.05	1.43%	8.504	351	99.87	641
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Interest Only	1,221	261,084,859.36	35.64%	7.785	358	99.68	660
Not Interest Only	3,612	471,553,334.98	64.36%	7.940	357	100.03	648
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Prepay Penalty: 0 months	1,117	187,632,863.34	25.61%	7.940	358	99.81	660
Prepay Penalty: 12 months	161	37,514,989.69	5.12%	7.981	358	99.89	664
Prepay Penalty: 24 months	2,112	317,962,275.22	43.40%	7.858	358	99.93	651
Prepay Penalty: 36 months	1,443	189,528,066.09	25.87%	7.857	356	99.96	645
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
First Lien	4,833	732,638,194.34	100.00%	7.885	358	99.91	652
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Blended Access	24	4,054,642.71	0.55%	7.750	358	100.00	667
Full Documentation	3,315	417,930,687.78	57.04%	7.994	357	99.92	634
Limited Income Verification	9	1,596,628.03	0.22%	7.548	358	100.00	687
No Income Verification	1,130	203,341,919.37	27.75%	7.776	357	99.86	677
Stated Plus Documentation	355	105,714,316.45	14.43%	7.674	358	99.94	679
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Cash Out Refinance	696	121,813,666.54	16.63%	7.967	357	99.50	653
Purchase	4,067	600,319,310.38	81.94%	7.866	358	100.00	652
Rate/Term Refinance	70	10,505,217.42	1.43%	8.005	354	99.16	652
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
2 Units	118	25,028,694.77	3.42%	7.700	359	100.03	670
3 Units	1	215,000.00	0.03%	7.500	359	100.00	682
4 Units	1	444,999.81	0.06%	7.874	358	100.00	749
Condominium	284	47,404,646.51	6.47%	7.911	357	99.97	659
PUD	474	101,023,336.67	13.79%	7.753	358	100.04	659
Single Family	3,955	558,521,516.58	76.23%	7.915	358	99.87	650
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Primary	4,801	726,592,432.10	99.17%	7.887	358	99.91	652
Second Home	32	6,045,762.24	0.83%	7.625	359	98.91	722
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Alabama	104	11,562,606.32	1.58%	8.287	357	100.02	625
Arizona	38	7,286,890.90	0.99%	7.806	358	99.60	652
Arkansas	49	5,227,250.87	0.71%	8.136	358	100.00	627
California	217	88,892,304.08	12.13%	7.497	358	99.61	680
Colorado	41	8,073,578.69	1.10%	7.826	358	99.87	640
Connecticut	19	4,485,228.61	0.61%	7.905	358	99.58	649
Delaware	5	1,135,748.92	0.16%	8.346	358	100.38	636
District of Columbia	2	454,702.19	0.06%	8.128	358	100.00	671
Florida	260	49,758,132.35	6.79%	7.969	358	99.99	665
Georgia	203	28,521,306.74	3.89%	7.960	355	99.98	639
Idaho	12	1,683,496.20	0.23%	7.937	358	100.00	671
Illinois	314	51,811,535.64	7.07%	7.966	358	99.94	660
Indiana	378	37,244,131.16	5.08%	8.038	355	99.96	638
Iowa	63	5,872,535.66	0.80%	8.264	359	99.92	628
Kansas	22	2,025,768.57	0.28%	8.476	358	99.95	632
Kentucky	117	12,807,306.60	1.75%	7.926	358	100.12	641
Louisiana	25	2,887,644.59	0.39%	8.109	359	99.99	635
Maine	10	1,290,410.30	0.18%	8.048	359	99.99	644
Maryland	76	17,114,650.48	2.34%	7.686	358	100.11	657
Massachusetts	42	11,852,246.12	1.62%	8.041	359	99.89	667
Michigan	297	41,559,892.16	5.67%	7.787	358	99.93	647
Minnesota	138	23,900,545.07	3.26%	7.622	358	99.94	660
Mississippi	4	411,795.00	0.06%	8.034	359	100.00	648
Missouri	132	15,785,203.29	2.15%	8.173	358	99.95	631
Montana	1	202,900.00	0.03%	7.250	359	100.00	670
Nebraska	17	1,883,841.19	0.26%	7.989	358	100.00	648
Nevada	25	6,392,360.09	0.87%	7.423	359	100.07	669
New Hampshire	5	969,294.48	0.13%	8.123	359	99.90	656
New Jersey	76	20,024,643.51	2.73%	7.697	357	99.37	668
New Mexico	14	1,918,775.35	0.26%	8.223	358	100.00	641
New York	156	24,794,418.24	3.38%	8.029	359	100.02	654
North Carolina	214	27,352,457.43	3.73%	7.978	358	99.92	649
North Dakota	4	489,933.84	0.07%	7.629	358	99.20	656
Ohio	603	70,834,661.25	9.67%	7.960	357	99.94	639
Oklahoma	66	6,592,361.25	0.90%	8.210	359	100.03	628
Oregon	33	6,854,907.01	0.94%	7.551	358	100.18	666
Pennsylvania	194	20,976,386.81	2.86%	8.048	358	100.01	649
Rhode Island	9	1,811,564.43	0.25%	8.209	358	99.99	656
South Carolina	107	11,993,303.97	1.64%	7.951	357	99.99	647
South Dakota	3	167,953.59	0.02%	8.040	359	100.00	627
Tennessee	170	17,412,625.17	2.38%	8.069	355	99.99	635
Texas	316	35,574,444.20	4.86%	8.055	356	99.86	643
Utah	62	9,520,158.98	1.30%	7.742	358	99.84	647
Vermont	1	154,000.00	0.02%	8.250	359	100.00	662
Virginia	54	15,033,247.80	2.05%	7.733	358	100.35	655
Washington	40	7,392,789.84	1.01%	7.645	357	100.08	649
West Virginia	6	745,790.73	0.10%	8.095	359	99.06	643
Wisconsin	88	11,810,964.67	1.61%	7.951	358	99.92	656
Wyoming	1	89,500.00	0.01%	7.999	359	100.00	627
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.000 - 5.499	6	3,256,150.00	0.52%	6.261	358	83.20	645
5.500 - 5.999	3	376,387.37	0.06%	7.625	354	100.00	663
6.000 - 6.499	1,665	313,837,302.14	49.96%	7.520	358	99.99	657
6.500 - 6.999	1,319	192,991,972.21	30.72%	7.959	358	99.97	652
7.000 - 7.499	697	96,207,888.20	15.32%	8.344	358	99.99	651
7.500 - 7.999	190	20,753,967.22	3.30%	8.861	358	99.89	645
8.000 - 8.499	7	768,663.72	0.12%	9.015	359	100.00	666
Total	**3,887**	**628,192,330.86**	**100.00%**	**7.821**	**358**	**99.89**	**654**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.500 - 5.999	5	1,408,946.00	0.22%	5.944	358	88.93	673
6.000 - 6.499	23	5,460,415.97	0.87%	6.295	359	96.08	670
6.500 - 6.999	244	53,195,732.32	8.47%	6.825	359	100.01	695
7.000 - 7.499	635	126,507,973.14	20.14%	7.230	358	100.03	684
7.500 - 7.999	1,184	202,997,270.12	32.31%	7.717	358	99.93	662
8.000 - 8.499	894	125,750,374.20	20.02%	8.209	358	99.93	632
8.500 - 8.999	692	87,304,817.39	13.90%	8.666	358	99.89	614
9.000 - 9.499	157	19,434,956.24	3.09%	9.141	358	99.96	606
9.500 - 9.999	50	5,490,945.48	0.87%	9.604	358	99.95	597
10.000 -10.499	3	640,900.00	0.10%	10.118	359	100.00	615
Total	**3,887**	**628,192,330.86**	**100.00%**	**7.821**	**358**	**99.89**	**654**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
11.500 -11.999	5	1,408,946.00	0.22%	5.944	358	88.93	673
12.000 -12.499	23	5,460,415.97	0.87%	6.295	359	96.08	670
12.500 -12.999	244	53,195,732.32	8.47%	6.825	359	100.01	695
13.000 -13.499	635	126,507,973.14	20.14%	7.230	358	100.03	684
13.500 -13.999	1,183	202,869,770.12	32.29%	7.717	358	99.93	661
14.000 -14.499	894	125,750,374.20	20.02%	8.209	358	99.93	632
14.500 -14.999	692	87,304,817.39	13.90%	8.666	358	99.89	614
15.000 -15.499	157	19,434,956.24	3.09%	9.141	358	99.96	606
15.500 -15.999	50	5,490,945.48	0.87%	9.604	358	99.95	597
16.000 -16.499	3	640,900.00	0.10%	10.118	359	100.00	615
21.000+	1	127,500.00	0.02%	7.750	359	100.00	780
Total	**3,887**	**628,192,330.86**	**100.00%**	**7.821**	**358**	**99.89**	**654**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
2.000	12	2,893,749.50	0.46%	7.814	358	99.52	670
3.000	3,875	625,298,581.36	99.54%	7.821	358	99.90	654
Total	**3,887**	**628,192,330.86**	**100.00%**	**7.821**	**358**	**99.89**	**654**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
1.000	3,887	628,192,330.86	100.00%	7.821	358	99.89	654
Total	**3,887**	**628,192,330.86**	**100.00%**	**7.821**	**358**	**99.89**	**654**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
03/01/06	1	201,812.52	0.03%	7.250	355	99.98	669
06/01/06	3	994,316.98	0.16%	7.891	358	100.00	625
07/01/06	8	1,697,620.00	0.27%	7.837	359	99.19	697
03/01/07	2	327,302.05	0.05%	8.323	355	99.99	685
04/01/07	24	3,463,931.24	0.55%	8.003	356	99.86	655
05/01/07	113	18,369,756.43	2.92%	7.965	357	99.24	645
06/01/07	1,406	234,933,268.02	37.40%	7.879	358	99.82	651
07/01/07	1,556	245,265,409.98	39.04%	7.762	359	100.00	656
08/01/07	11	1,505,650.00	0.24%	7.920	360	100.00	649
11/01/07	1	238,543.57	0.04%	7.500	351	100.00	676
01/01/08	1	44,771.22	0.01%	9.375	353	90.00	562
03/01/08	1	84,722.41	0.01%	7.500	355	100.00	641
04/01/08	6	684,181.86	0.11%	7.994	356	100.00	649
05/01/08	35	5,505,853.58	0.88%	7.816	357	99.46	650
06/01/08	305	45,156,273.72	7.19%	7.896	358	99.92	648
06/04/08	1	144,000.00	0.02%	6.875	359	100.00	721
07/01/08	368	61,491,841.00	9.79%	7.718	359	100.00	663
08/01/08	3	1,062,650.00	0.17%	8.037	360	100.00	692
05/01/10	1	71,912.45	0.01%	8.500	357	100.00	624
06/01/10	18	3,048,013.83	0.49%	8.058	358	99.98	669
07/01/10	23	3,900,500.00	0.62%	7.566	359	99.86	670
Total	**3,887**	**628,192,330.86**	**100.00%**	**7.821**	**358**	**99.89**	**654**

Initial Group I Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$427,239,853	$26,265	$442,900
Average Scheduled Principal Balance	$116,892		
Number of Mortgage Loans	3,655		
Weighted Average Gross Coupon	7.984%	5.874%	10.125%
Weighted Average FICO Score	644	562	816
Weighted Average Original LTV	99.93%	80.00%	103.00%
Weighted Average Original Term	359 months	180 months	360 months
Weighted Average Stated Remaining Term	357 months	177 months	360 months
Weighted Average Seasoning	2 months	0 months	14 months
Weighted Average Gross Margin	6.552%	5.000%	8.250%
Weighted Average Minimum Interest Rate	7.918%	5.874%	10.125%
Weighted Average Maximum Interest Rate	13.921%	11.874%	21.500%
Weighted Average Initial Rate Cap	2.997%	2.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	25 months	10 months	59 months
Maturity Date		May 1 2020	Aug 1 2035
Maximum Zip Code Concentration	0.22%	55444	
ARM	81.76%		
Fixed Rate	18.24%		
1/29 6 Mo LIBOR ARM	0.22%		
2/28 6 Mo LIBOR ARM	46.06%		
3/27 6 Mo LIBOR ARM	10.75%		
5/25 6 Mo LIBOR ARM	0.53%		
5YR IO 2/28 6 Mo LIBOR ARM	19.25%		
5YR IO 3/27 6 Mo LIBOR ARM	4.47%		
5YR IO 5/25 6 Mo LIBOR ARM	0.48%		
BALLOON 15/30	0.04%		
Balloon 5YR IO	0.02%		
Fixed Rate	16.88%		
Fixed Rate 5Yr IO	1.30%		
Interest Only	25.52%		
Not Interest Only	74.48%		
Prepay Penalty: 0 months	22.74%		
Prepay Penalty: 12 months	3.27%		
Prepay Penalty: 24 months	42.22%		
Prepay Penalty: 36 months	31.77%		

First Lien	100.00%
Blended Access	0.46%
Full Documentation	66.55%
Limited Income Verification	0.22%
No Income Verification	27.35%
Stated Plus Documentation	5.43%
Cash Out Refinance	23.41%
Purchase	74.24%
Rate/Term Refinance	2.36%
2 Units	2.50%
Condominium	5.30%
PUD	8.96%
Single Family	83.24%
Primary	98.92%
Second Home	1.08%
Top 5 States:	
Ohio	12.76%
Illinois	8.13%
Indiana	7.48%
Michigan	7.15%
Georgia	5.18%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
0.01 - 50,000.00	191	8,290,456.21	1.94%	8.435	352	99.98	636
50,000.01 - 100,000.00	1,580	121,954,316.73	28.54%	8.196	357	99.99	633
100,000.01 - 150,000.00	1,080	134,074,659.34	31.38%	7.948	358	99.96	641
150,000.01 - 200,000.00	498	85,559,299.69	20.03%	7.870	357	99.96	649
200,000.01 - 250,000.00	174	38,626,434.72	9.04%	7.808	358	100.01	658
250,000.01 - 300,000.00	83	22,448,862.51	5.25%	7.715	358	99.38	670
300,000.01 - 350,000.00	45	14,628,486.74	3.42%	7.857	358	99.83	653
350,000.01 - 400,000.00	1	355,000.00	0.08%	7.875	359	100.00	596
400,000.01 - 450,000.00	3	1,302,337.56	0.30%	7.744	358	99.25	654
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.500 - 5.999	3	487,946.00	0.11%	5.875	359	100.00	704
6.000 - 6.499	13	1,832,637.60	0.43%	6.268	359	99.78	684
6.500 - 6.999	151	20,931,461.55	4.90%	6.804	357	100.09	691
7.000 - 7.499	433	60,673,391.99	14.20%	7.230	358	99.97	678
7.500 - 7.999	1,016	130,339,623.44	30.51%	7.723	357	99.93	657
8.000 - 8.499	972	108,157,822.05	25.32%	8.204	357	99.94	629
8.500 - 8.999	808	81,381,681.79	19.05%	8.665	358	99.87	615
9.000 - 9.499	196	18,255,408.33	4.27%	9.134	358	99.95	607
9.500 - 9.999	60	5,060,980.75	1.18%	9.610	358	100.00	598
10.000 -10.499	3	118,900.00	0.03%	10.087	359	100.00	607
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
550-574	1	44,771.22	0.01%	9.375	353	90.00	562
575-599	723	75,617,678.89	17.70%	8.471	358	99.96	589
600-624	853	91,450,252.59	21.40%	8.360	357	99.80	611
625-649	766	88,694,357.81	20.76%	7.939	357	99.92	638
650-674	586	75,664,650.42	17.71%	7.686	357	100.00	660
675-699	333	43,402,256.95	10.16%	7.584	357	100.05	686
700+	393	52,365,885.62	12.26%	7.463	357	99.99	732
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
80.00	1	300,000.00	0.07%	7.625	358	80.00	623
90.00- 94.99	3	485,518.01	0.11%	8.581	358	91.10	591
95.00- 99.99	225	30,680,885.99	7.18%	7.949	357	98.65	647
100.00	3,365	387,797,254.71	90.77%	7.996	357	100.00	643
100.01+	61	7,976,194.79	1.87%	7.525	358	102.93	675
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
180	28	2,260,121.23	0.53%	7.953	179	100.00	661
240	1	171,000.00	0.04%	8.000	239	97.72	615
360	3,626	424,808,732.27	99.43%	7.984	358	99.93	644
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
121-180	28	2,260,121.23	0.53%	7.953	179	100.00	661
181-240	1	171,000.00	0.04%	8.000	239	97.72	615
301-360	3,626	424,808,732.27	99.43%	7.984	358	99.93	644
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
0.01 -20.00	55	4,571,265.76	1.07%	8.194	356	99.94	639
20.01 -25.00	113	10,282,019.19	2.41%	8.145	358	99.80	645
25.01 -30.00	270	25,826,164.07	6.04%	8.118	357	99.79	637
30.01 -35.00	393	41,806,795.24	9.79%	8.046	356	99.99	645
35.01 -40.00	635	70,275,385.82	16.45%	8.006	358	99.95	643
40.01 -45.00	968	118,247,651.13	27.68%	8.058	357	99.97	635
45.01 -50.00	681	89,274,428.93	20.90%	7.862	358	100.00	658
50.01 -55.00	538	66,491,502.49	15.56%	7.870	357	99.81	644
55.01 -60.00	1	319,740.87	0.07%	7.125	357	100.00	644
60.01+	1	144,900.00	0.03%	7.625	359	100.00	619
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
ARM	2,863	349,307,250.76	81.76%	7.918	358	99.93	644
Fixed Rate	792	77,932,602.74	18.24%	8.282	353	99.95	642
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
1/29 6 Mo LIBOR ARM	6	958,078.06	0.22%	8.043	359	98.57	674
2/28 6 Mo LIBOR ARM	1,728	196,798,172.90	46.06%	7.934	358	99.97	643
3/27 6 Mo LIBOR ARM	385	45,928,029.17	10.75%	7.879	358	99.90	649
5/25 6 Mo LIBOR ARM	17	2,243,044.95	0.53%	7.937	358	99.78	680
5YR IO 2/28 6 Mo LIBOR ARM	572	82,222,476.66	19.25%	7.918	358	99.86	642
5YR IO 3/27 6 Mo LIBOR ARM	141	19,112,249.02	4.47%	7.841	358	99.95	648
5YR IO 5/25 6 Mo LIBOR ARM	14	2,045,200.00	0.48%	7.812	359	99.93	664
BALLOON 15/30	2	181,346.22	0.04%	8.485	179	99.98	646
Balloon 5YR IO	1	87,500.00	0.02%	8.000	178	100.00	651
Fixed Rate	744	72,120,173.47	16.88%	8.271	353	99.95	643
Fixed Rate 5Yr IO	45	5,543,583.05	1.30%	8.430	358	99.93	626
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Interest Only	773	109,011,008.73	25.52%	7.929	358	99.88	643
Not Interest Only	2,882	318,228,844.77	74.48%	8.003	357	99.95	644
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Prepay Penalty: 0 months	794	97,138,059.63	22.74%	8.038	357	99.86	650
Prepay Penalty: 12 months	97	13,968,257.57	3.27%	8.171	358	99.85	658
Prepay Penalty: 24 months	1,574	180,382,587.48	42.22%	7.996	358	100.01	641
Prepay Penalty: 36 months	1,190	135,750,948.82	31.77%	7.910	356	99.90	642
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
First Lien	3,655	427,239,853.50	100.00%	7.984	357	99.93	644
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Blended Access	14	1,964,683.55	0.46%	7.782	358	100.00	671
Full Documentation	2,673	284,340,131.05	66.55%	8.069	358	99.98	630
Limited Income Verification	6	919,380.19	0.22%	7.627	359	100.00	667
No Income Verification	819	116,836,003.11	27.35%	7.821	357	99.80	671
Stated Plus Documentation	143	23,179,655.60	5.43%	7.801	358	99.98	678
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Cash Out Refinance	650	100,012,372.14	23.41%	7.988	356	99.72	652
Purchase	2,936	317,163,063.94	74.24%	7.982	358	100.03	641
Rate/Term Refinance	69	10,064,417.42	2.36%	8.006	354	99.12	651
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
2 Units	79	10,672,642.26	2.50%	7.984	358	99.94	652
Condominium	191	22,631,620.17	5.30%	7.939	359	99.94	654
PUD	253	38,295,129.97	8.96%	7.926	358	99.93	645
Single Family	3,132	355,640,461.10	83.24%	7.993	357	99.93	643
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Primary	3,626	422,621,521.06	98.92%	7.988	357	99.95	643
Second Home	29	4,618,332.44	1.08%	7.597	358	98.57	721
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Alabama	78	7,505,043.98	1.76%	8.438	356	99.94	616
Arizona	26	4,181,319.99	0.98%	7.993	357	99.77	637
Arkansas	38	3,759,058.41	0.88%	8.114	358	100.00	632
California	31	7,882,484.83	1.84%	7.707	359	99.84	679
Colorado	28	4,853,736.52	1.14%	7.810	358	99.78	632
Connecticut	13	1,808,487.26	0.42%	8.166	358	100.28	637
Delaware	3	559,760.99	0.13%	8.188	358	100.77	638
District of Columbia	2	454,702.19	0.11%	8.128	358	100.00	671
Florida	138	19,798,256.26	4.63%	8.055	359	99.94	657
Georgia	169	22,128,743.46	5.18%	7.940	357	99.98	640
Idaho	11	1,532,796.20	0.36%	7.968	358	100.00	673
Illinois	253	34,724,010.50	8.13%	7.952	358	99.96	656
Indiana	345	31,964,474.69	7.48%	8.074	356	99.94	636
Iowa	59	5,302,381.46	1.24%	8.337	359	99.92	623
Kansas	21	1,835,768.57	0.43%	8.460	358	99.95	634
Kentucky	99	10,247,574.38	2.40%	7.999	358	100.13	636
Louisiana	19	1,730,744.11	0.41%	8.306	359	99.98	638
Maine	10	1,290,410.30	0.30%	8.048	359	99.99	644
Maryland	54	9,762,537.45	2.29%	7.765	358	100.70	657
Massachusetts	21	4,416,642.36	1.03%	7.824	358	99.70	669
Michigan	249	30,565,147.86	7.15%	7.826	358	99.89	647
Minnesota	124	20,115,153.14	4.71%	7.634	358	99.93	657
Mississippi	2	172,995.00	0.04%	8.414	359	100.00	625
Missouri	114	11,928,859.82	2.79%	8.251	357	99.91	627
Montana	1	202,900.00	0.05%	7.250	359	100.00	670
Nebraska	15	1,370,074.93	0.32%	8.102	359	100.00	644
Nevada	13	2,363,266.66	0.55%	7.455	359	100.18	671
New Hampshire	4	839,294.48	0.20%	8.045	359	99.88	659
New Jersey	32	5,783,787.95	1.35%	7.820	353	98.57	661
New Mexico	11	1,400,467.80	0.33%	8.176	358	99.99	646
New York	111	10,546,228.23	2.47%	8.247	359	99.90	646
North Carolina	172	18,803,821.50	4.40%	8.025	358	99.89	642
North Dakota	4	489,933.84	0.11%	7.629	358	99.20	656
Ohio	516	54,509,810.48	12.76%	7.997	357	99.94	635
Oklahoma	56	5,080,923.76	1.19%	8.276	359	99.96	628
Oregon	18	3,198,614.19	0.75%	7.810	358	100.16	650
Pennsylvania	146	14,171,193.51	3.32%	8.129	357	99.96	646
Rhode Island	4	572,835.91	0.13%	8.217	359	100.00	632
South Carolina	81	7,958,035.75	1.86%	7.985	356	99.99	647
South Dakota	3	167,953.59	0.04%	8.040	359	100.00	627
Tennessee	144	13,204,916.32	3.09%	8.039	354	99.98	634
Texas	228	22,100,012.66	5.17%	8.085	356	99.78	641
Utah	49	6,608,829.75	1.55%	7.703	358	99.80	645
Vermont	1	154,000.00	0.04%	8.250	359	100.00	662
Virginia	29	4,306,397.23	1.01%	7.982	358	100.28	634
Washington	30	5,133,896.12	1.20%	7.520	356	100.11	653
West Virginia	2	233,900.00	0.05%	8.073	359	100.00	704
Wisconsin	77	9,428,169.11	2.21%	8.013	358	99.90	646
Wyoming	1	89,500.00	0.02%	7.999	359	100.00	627
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.000 - 5.499	1	294,950.00	0.08%	5.875	359	100.00	700
5.500 - 5.999	3	376,387.37	0.11%	7.625	354	100.00	663
6.000 - 6.499	1,184	159,667,316.80	45.71%	7.614	358	99.90	644
6.500 - 6.999	990	117,957,835.78	33.77%	8.009	358	99.94	645
7.000 - 7.499	525	56,679,033.23	16.23%	8.360	358	100.00	645
7.500 - 7.999	155	13,875,063.86	3.97%	8.841	358	99.86	644
8.000 - 8.499	5	456,663.72	0.13%	9.124	358	100.00	668
Total	**2,863**	**349,307,250.76**	**100.00%**	**7.918**	**358**	**99.93**	**644**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.500 - 5.999	3	487,946.00	0.14%	5.875	359	100.00	704
6.000 - 6.499	13	1,832,637.60	0.52%	6.268	359	99.78	684
6.500 - 6.999	144	20,276,272.39	5.80%	6.803	359	100.09	690
7.000 - 7.499	415	58,124,851.12	16.64%	7.227	359	99.97	678
7.500 - 7.999	843	110,508,796.45	31.64%	7.717	358	99.92	656
8.000 - 8.499	715	82,625,718.21	23.65%	8.207	358	99.94	625
8.500 - 8.999	564	59,922,547.03	17.15%	8.661	358	99.84	612
9.000 - 9.499	123	11,843,252.48	3.39%	9.126	358	99.94	603
9.500 - 9.999	41	3,594,329.48	1.03%	9.608	358	100.00	597
10.000 -10.499	2	90,900.00	0.03%	10.075	359	100.00	606
Total	**2,863**	**349,307,250.76**	**100.00%**	**7.918**	**358**	**99.93**	**644**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
11.500 -11.999	3	487,946.00	0.14%	5.875	359	100.00	704
12.000 -12.499	13	1,832,637.60	0.52%	6.268	359	99.78	684
12.500 -12.999	144	20,276,272.39	5.80%	6.803	359	100.09	690
13.000 -13.499	415	58,124,851.12	16.64%	7.227	359	99.97	678
13.500 -13.999	842	110,381,296.45	31.60%	7.716	358	99.92	656
14.000 -14.499	715	82,625,718.21	23.65%	8.207	358	99.94	625
14.500 -14.999	564	59,922,547.03	17.15%	8.661	358	99.84	612
15.000 -15.499	123	11,843,252.48	3.39%	9.126	358	99.94	603
15.500 -15.999	41	3,594,329.48	1.03%	9.608	358	100.00	597
16.000 -16.499	2	90,900.00	0.03%	10.075	359	100.00	606
21.000+	1	127,500.00	0.04%	7.750	359	100.00	780
Total	**2,863**	**349,307,250.76**	**100.00%**	**7.918**	**358**	**99.93**	**644**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
2.000	6	958,078.06	0.27%	8.043	359	98.57	674
3.000	2,857	348,349,172.70	99.73%	7.917	358	99.93	644
Total	**2,863**	**349,307,250.76**	**100.00%**	**7.918**	**358**	**99.93**	**644**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
1.000	2,863	349,307,250.76	100.00%	7.918	358	99.93	644
Total	**2,863**	**349,307,250.76**	**100.00%**	**7.918**	**358**	**99.93**	**644**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
06/01/06	2	324,778.06	0.09%	7.925	358	100.00	673
07/01/06	4	633,300.00	0.18%	8.103	359	97.83	675
03/01/07	1	136,626.71	0.04%	8.250	355	100.00	622
04/01/07	21	3,004,912.17	0.86%	7.957	356	99.84	656
05/01/07	85	10,399,410.51	2.98%	8.131	357	99.89	634
06/01/07	1,009	122,333,119.28	35.02%	7.996	358	99.93	640
07/01/07	1,176	142,257,380.89	40.73%	7.857	359	99.95	647
08/01/07	8	889,200.00	0.25%	7.858	360	100.00	623
11/01/07	1	238,543.57	0.07%	7.500	351	100.00	676
01/01/08	1	44,771.22	0.01%	9.375	353	90.00	562
03/01/08	1	84,722.41	0.02%	7.500	355	100.00	641
04/01/08	4	269,531.11	0.08%	7.984	356	100.00	651
05/01/08	31	3,832,808.34	1.10%	7.953	357	99.61	647
06/01/08	234	29,026,350.54	8.31%	8.000	358	99.92	639
06/04/08	1	144,000.00	0.04%	6.875	359	100.00	721
07/01/08	253	31,399,551.00	8.99%	7.740	359	99.95	657
05/01/10	1	71,912.45	0.02%	8.500	357	100.00	624
06/01/10	14	2,064,732.50	0.59%	7.938	358	99.97	670
07/01/10	16	2,151,600.00	0.62%	7.798	359	99.74	675
Total	**2,863**	**349,307,250.76**	**100.00%**	**7.918**	**358**	**99.93**	**644**

Initial Group II Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$305,398,341	$35,982	$990,000
Average Scheduled Principal Balance	$259,252		
Number of Mortgage Loans	1,178		
Weighted Average Gross Coupon	7.746%	5.875%	10.125%
Weighted Average FICO Score	664	580	808
Weighted Average Original LTV	99.87%	75.00%	103.00%
Weighted Average Original Term	359 months	180 months	360 months
Weighted Average Stated Remaining Term	358 months	178 months	360 months
Weighted Average Seasoning	2 months	0 months	5 months
Weighted Average Gross Margin	6.442%	5.000%	8.000%
Weighted Average Minimum Interest Rate	7.699%	5.875%	10.125%
Weighted Average Maximum Interest Rate	13.699%	11.875%	16.125%
Weighted Average Initial Rate Cap	2.993%	2.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	25 months	7 months	59 months
Maturity Date		Jun 1 2020	Aug 1 2035
Maximum Zip Code Concentration	0.56%	91362	
ARM	91.32%		
Fixed Rate	8.68%		
1/29 6 Mo LIBOR ARM	0.63%		
2/28 6 Mo LIBOR ARM	32.55%		
3/27 6 Mo LIBOR ARM	9.66%		
5/25 6 Mo LIBOR ARM	0.28%		
5YR IO 2/28 6 Mo LIBOR ARM	41.07%		
5YR IO 3/27 6 Mo LIBOR ARM	6.51%		
5YR IO 5/25 6 Mo LIBOR ARM	0.61%		
BALLOON 15/30	0.04%		
Fixed Rate	7.03%		
Fixed Rate 5Yr IO	1.61%		
Interest Only	49.80%		
Not Interest Only	50.20%		
Prepay Penalty: 0 months	29.63%		
Prepay Penalty: 12 months	7.71%		
Prepay Penalty: 24 months	45.05%		
Prepay Penalty: 36 months	17.61%		

First Lien	100.00%
Blended Access	0.68%
Full Documentation	43.74%
Limited Income Verification	0.22%
No Income Verification	28.33%
Stated Plus Documentation	27.03%
Cash Out Refinance	7.14%
Purchase	92.72%
Rate/Term Refinance	0.14%
2 Units	4.70%
3 Units	0.07%
4 Units	0.15%
Condominium	8.11%
PUD	20.54%
Single Family	66.43%
Primary	99.53%
Second Home	0.47%
Top 5 States:	
California	26.53%
Florida	9.81%
Illinois	5.60%
Ohio	5.35%
New York	4.67%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
0.01 - 50,000.00	7	302,423.58	0.10%	8.645	358	100.00	623
50,000.01 - 100,000.00	105	8,460,809.36	2.77%	8.058	356	100.11	653
100,000.01 - 150,000.00	216	27,688,657.28	9.07%	7.966	358	100.01	642
150,000.01 - 200,000.00	227	39,631,737.91	12.98%	7.968	358	100.09	645
200,000.01 - 250,000.00	152	34,118,654.19	11.17%	7.768	357	100.10	653
250,000.01 - 300,000.00	120	32,965,656.20	10.79%	7.747	358	100.08	663
300,000.01 - 350,000.00	72	23,247,711.04	7.61%	7.650	358	99.99	672
350,000.01 - 400,000.00	69	25,797,225.66	8.45%	7.610	356	100.42	679
400,000.01 - 450,000.00	69	29,418,343.49	9.63%	7.719	356	99.92	661
450,000.01 - 500,000.00	33	15,866,659.64	5.20%	7.649	358	99.99	680
500,000.01 - 550,000.00	34	18,028,159.18	5.90%	7.784	358	99.52	676
550,000.01 - 600,000.00	24	13,963,978.82	4.57%	7.729	359	100.12	681
600,000.01 - 650,000.00	19	11,933,529.13	3.91%	7.626	358	98.78	673
650,000.01 - 700,000.00	9	6,072,995.36	1.99%	7.191	358	96.71	701
700,000.01 - 750,000.00	8	5,889,000.00	1.93%	7.440	359	99.59	679
750,000.01 - 800,000.00	4	3,095,000.00	1.01%	7.557	358	94.96	667
800,000.01 - 850,000.00	2	1,639,000.00	0.54%	7.314	359	100.00	699
850,000.01 - 900,000.00	5	4,443,800.00	1.46%	7.176	359	100.00	702
900,000.01 - 950,000.00	2	1,845,000.00	0.60%	7.312	358	100.00	718
950,000.01 - 1,000,000.00	1	990,000.00	0.32%	7.999	359	100.00	721
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.500 - 5.999	2	921,000.00	0.30%	5.980	358	83.06	657
6.000 - 6.499	10	3,627,778.37	1.19%	6.309	358	94.20	663
6.500 - 6.999	105	33,668,609.92	11.02%	6.840	359	99.97	699
7.000 - 7.499	228	69,508,711.68	22.76%	7.232	358	100.08	689
7.500 - 7.999	385	100,324,368.09	32.85%	7.722	358	99.96	669
8.000 - 8.499	217	48,991,827.20	16.04%	8.214	356	99.95	643
8.500 - 8.999	171	35,025,658.01	11.47%	8.668	356	99.96	622
9.000 - 9.499	49	10,708,871.57	3.51%	9.158	358	99.99	611
9.500 - 9.999	10	2,071,516.00	0.68%	9.598	358	99.86	600
10.000 -10.499	1	550,000.00	0.18%	10.125	359	100.00	616
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
575-599	176	32,265,314.66	10.56%	8.484	356	99.86	590
600-624	154	33,290,353.86	10.90%	8.312	357	99.60	612
625-649	204	54,440,890.75	17.83%	7.900	357	99.62	639
650-674	261	69,966,612.66	22.91%	7.571	358	99.74	661
675-699	164	46,698,088.41	15.29%	7.432	358	100.18	686
700+	219	68,737,080.50	22.51%	7.394	358	100.12	734
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
75.00- 79.99	1	675,000.00	0.22%	6.625	358	75.00	654
80.00	3	1,891,200.00	0.62%	6.220	358	80.00	631
90.00- 94.99	1	405,000.00	0.13%	7.750	358	90.00	599
95.00- 99.99	82	21,387,133.94	7.00%	7.882	357	99.15	662
100.00	1,042	268,538,531.80	87.93%	7.778	358	100.00	664
100.01+	49	12,501,475.10	4.09%	7.115	358	102.95	686
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
180	6	1,243,977.60	0.41%	8.338	179	100.00	619
360	1,172	304,154,363.24	99.59%	7.743	358	99.87	665
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
121-180	6	1,243,977.60	0.41%	8.338	179	100.00	619
301-360	1,172	304,154,363.24	99.59%	7.743	358	99.87	665
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
0.01 -20.00	38	7,188,900.65	2.35%	7.818	353	97.86	646
20.01 -25.00	41	5,941,719.60	1.95%	7.866	357	100.08	655
25.01 -30.00	80	14,657,325.81	4.80%	8.008	358	100.13	647
30.01 -35.00	133	26,911,516.25	8.81%	7.858	358	100.04	655
35.01 -40.00	200	48,472,074.35	15.87%	7.797	358	99.75	659
40.01 -45.00	319	85,742,096.83	28.08%	7.767	357	99.98	665
45.01 -50.00	296	95,782,627.72	31.36%	7.654	358	99.99	674
50.01 -55.00	70	20,582,152.33	6.74%	7.568	359	99.36	662
60.01+	1	119,927.30	0.04%	8.500	358	100.00	636
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
ARM	1,024	278,885,080.10	91.32%	7.699	358	99.85	666
Fixed Rate	154	26,513,260.74	8.68%	8.241	350	100.07	648
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
1/29 6 Mo LIBOR ARM	6	1,935,671.44	0.63%	7.701	358	100.00	668
2/28 6 Mo LIBOR ARM	459	99,412,830.16	32.55%	7.770	358	100.22	656
3/27 6 Mo LIBOR ARM	125	29,503,471.54	9.66%	7.692	359	100.14	662
5/25 6 Mo LIBOR ARM	5	868,781.33	0.28%	7.826	359	100.00	639
5YR IO 2/28 6 Mo LIBOR ARM	353	125,431,838.00	41.07%	7.642	358	99.50	673
5YR IO 3/27 6 Mo LIBOR ARM	70	19,869,087.63	6.51%	7.721	359	99.73	674
5YR IO 5/25 6 Mo LIBOR ARM	6	1,863,400.00	0.61%	7.568	359	100.00	677
BALLOON 15/30	1	119,223.93	0.04%	8.250	178	99.99	671
Fixed Rate	134	21,484,511.81	7.03%	8.162	353	100.14	646
Fixed Rate 5Yr IO	19	4,909,525.00	1.61%	8.588	343	99.80	657
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Interest Only	448	152,073,850.63	49.80%	7.682	358	99.55	673
Not Interest Only	730	153,324,490.21	50.20%	7.810	358	100.19	656
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Prepay Penalty: 0 months	323	90,494,803.71	29.63%	7.835	358	99.76	671
Prepay Penalty: 12 months	64	23,546,732.12	7.71%	7.868	358	99.91	668
Prepay Penalty: 24 months	538	137,579,687.74	45.05%	7.676	358	99.83	664
Prepay Penalty: 36 months	253	53,777,117.27	17.61%	7.722	356	100.13	653
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
First Lien	1,178	305,398,340.84	100.00%	7.746	358	99.87	664
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Blended Access	10	2,089,959.16	0.68%	7.720	358	100.00	663
Full Documentation	642	133,590,556.73	43.74%	7.834	357	99.78	642
Limited Income Verification	3	677,247.84	0.22%	7.442	358	100.00	713
No Income Verification	311	86,505,916.26	28.33%	7.716	359	99.94	684
Stated Plus Documentation	212	82,534,660.85	27.03%	7.638	358	99.93	679
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Cash Out Refinance	46	21,801,294.40	7.14%	7.869	358	98.49	657
Purchase	1,131	283,156,246.44	92.72%	7.736	358	99.97	665
Rate/Term Refinance	1	440,800.00	0.14%	7.990	358	100.00	653
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
2 Units	39	14,356,052.51	4.70%	7.489	359	100.11	684
3 Units	1	215,000.00	0.07%	7.500	359	100.00	682
4 Units	1	444,999.81	0.15%	7.874	358	100.00	749
Condominium	93	24,773,026.34	8.11%	7.887	355	100.00	663
PUD	221	62,728,206.70	20.54%	7.647	358	100.10	667
Single Family	823	202,881,055.48	66.43%	7.777	358	99.76	662
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Primary	1,175	303,970,911.04	99.53%	7.746	358	99.87	664
Second Home	3	1,427,429.80	0.47%	7.715	359	100.00	729
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Alabama	26	4,057,562.34	1.33%	8.009	358	100.17	642
Arizona	12	3,105,570.91	1.02%	7.554	358	99.37	673
Arkansas	11	1,468,192.46	0.48%	8.190	358	100.00	616
California	186	81,009,819.25	26.53%	7.477	357	99.59	680
Colorado	13	3,219,842.17	1.05%	7.851	358	100.00	652
Connecticut	6	2,676,741.35	0.88%	7.729	359	99.10	657
Delaware	2	575,987.93	0.19%	8.500	358	100.00	634
Florida	122	29,959,876.09	9.81%	7.911	358	100.02	670
Georgia	34	6,392,563.28	2.09%	8.029	348	100.00	634
Idaho	1	150,700.00	0.05%	7.625	359	100.00	646
Illinois	61	17,087,525.14	5.60%	7.992	358	99.91	668
Indiana	33	5,279,656.47	1.73%	7.821	349	100.08	655
Iowa	4	570,154.20	0.19%	7.584	358	100.00	673
Kansas	1	190,000.00	0.06%	8.625	359	100.00	614
Kentucky	18	2,559,732.22	0.84%	7.633	358	100.09	660
Louisiana	6	1,156,900.48	0.38%	7.813	359	100.00	630
Maryland	22	7,352,113.03	2.41%	7.581	358	99.33	658
Massachusetts	21	7,435,603.76	2.43%	8.170	359	100.00	666
Michigan	48	10,994,744.30	3.60%	7.679	359	100.06	648
Minnesota	14	3,785,391.93	1.24%	7.555	358	100.00	677
Mississippi	2	238,800.00	0.08%	7.759	359	100.00	664
Missouri	18	3,856,343.47	1.26%	7.930	359	100.06	642
Nebraska	2	513,766.26	0.17%	7.690	358	100.00	659
Nevada	12	4,029,093.43	1.32%	7.404	359	100.00	668
New Hampshire	1	130,000.00	0.04%	8.625	359	100.00	639
New Jersey	44	14,240,855.56	4.66%	7.647	359	99.70	671
New Mexico	3	518,307.55	0.17%	8.351	359	100.00	628
New York	45	14,248,190.01	4.67%	7.868	359	100.11	660
North Carolina	42	8,548,635.93	2.80%	7.874	358	99.99	662
Ohio	87	16,324,850.77	5.35%	7.835	359	99.92	651
Oklahoma	10	1,511,437.49	0.49%	7.991	359	100.26	630
Oregon	15	3,656,292.82	1.20%	7.325	358	100.20	680
Pennsylvania	48	6,805,193.30	2.23%	7.878	359	100.10	656
Rhode Island	5	1,238,728.52	0.41%	8.206	358	99.99	668
South Carolina	26	4,035,268.22	1.32%	7.883	358	100.00	648
Tennessee	26	4,207,708.85	1.38%	8.161	356	100.00	636
Texas	88	13,474,431.54	4.41%	8.007	357	100.00	646
Utah	13	2,911,329.23	0.95%	7.830	358	99.95	651
Virginia	25	10,726,850.57	3.51%	7.633	358	100.38	664
Washington	10	2,258,893.72	0.74%	7.927	358	100.00	641
West Virginia	4	511,890.73	0.17%	8.105	358	98.63	615
Wisconsin	11	2,382,795.56	0.78%	7.705	359	100.00	695
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.000 - 5.499	5	2,961,200.00	1.06%	6.300	358	81.53	639
6.000 - 6.499	481	154,169,985.34	55.28%	7.422	358	100.09	670
6.500 - 6.999	329	75,034,136.43	26.91%	7.879	358	100.00	662
7.000 - 7.499	172	39,528,854.97	14.17%	8.321	359	99.97	660
7.500 - 7.999	35	6,878,903.36	2.47%	8.901	358	99.96	649
8.000 - 8.499	2	312,000.00	0.11%	8.855	359	100.00	664
Total	**1,024**	**278,885,080.10**	**100.00%**	**7.699**	**358**	**99.85**	**666**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.500 - 5.999	2	921,000.00	0.33%	5.980	358	83.06	657
6.000 - 6.499	10	3,627,778.37	1.30%	6.309	358	94.20	663
6.500 - 6.999	100	32,919,459.93	11.80%	6.838	359	99.96	699
7.000 - 7.499	220	68,383,122.02	24.52%	7.233	358	100.08	689
7.500 - 7.999	341	92,488,473.67	33.16%	7.718	358	99.94	668
8.000 - 8.499	179	43,124,655.99	15.46%	8.214	358	99.91	644
8.500 - 8.999	128	27,382,270.36	9.82%	8.678	358	100.00	618
9.000 - 9.499	34	7,591,703.76	2.72%	9.163	358	100.00	609
9.500 - 9.999	9	1,896,616.00	0.68%	9.596	358	99.84	598
10.000 -10.499	1	550,000.00	0.20%	10.125	359	100.00	616
Total	**1,024**	**278,885,080.10**	**100.00%**	**7.699**	**358**	**99.85**	**666**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
11.500 -11.999	2	921,000.00	0.33%	5.980	358	83.06	657
12.000 -12.499	10	3,627,778.37	1.30%	6.309	358	94.20	663
12.500 -12.999	100	32,919,459.93	11.80%	6.838	359	99.96	699
13.000 -13.499	220	68,383,122.02	24.52%	7.233	358	100.08	689
13.500 -13.999	341	92,488,473.67	33.16%	7.718	358	99.94	668
14.000 -14.499	179	43,124,655.99	15.46%	8.214	358	99.91	644
14.500 -14.999	128	27,382,270.36	9.82%	8.678	358	100.00	618
15.000 -15.499	34	7,591,703.76	2.72%	9.163	358	100.00	609
15.500 -15.999	9	1,896,616.00	0.68%	9.596	358	99.84	598
16.000 -16.499	1	550,000.00	0.20%	10.125	359	100.00	616
Total	**1,024**	**278,885,080.10**	**100.00%**	**7.699**	**358**	**99.85**	**666**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
2.000	6	1,935,671.44	0.69%	7.701	358	100.00	668
3.000	1,018	276,949,408.66	99.31%	7.699	358	99.85	666
Total	**1,024**	**278,885,080.10**	**100.00%**	**7.699**	**358**	**99.85**	**666**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
1.000	1,024	278,885,080.10	100.00%	7.699	358	99.85	666
Total	**1,024**	**278,885,080.10**	**100.00%**	**7.699**	**358**	**99.85**	**666**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
03/01/06	1	201,812.52	0.07%	7.250	355	99.98	669
06/01/06	1	669,538.92	0.24%	7.875	358	100.00	602
07/01/06	4	1,064,320.00	0.38%	7.678	359	100.00	710
03/01/07	1	190,675.34	0.07%	8.375	355	99.98	730
04/01/07	3	459,019.07	0.16%	8.307	356	100.00	645
05/01/07	28	7,970,345.92	2.86%	7.748	357	98.39	659
06/01/07	397	112,600,148.74	40.38%	7.752	358	99.70	664
07/01/07	380	103,008,029.09	36.94%	7.630	359	100.06	668
08/01/07	3	616,450.00	0.22%	8.010	360	100.00	687
04/01/08	2	414,650.75	0.15%	8.001	356	100.00	648
05/01/08	4	1,673,045.24	0.60%	7.500	357	99.12	655
06/01/08	71	16,129,923.18	5.78%	7.709	358	99.92	663
07/01/08	115	30,092,290.00	10.79%	7.696	359	100.05	669
08/01/08	3	1,062,650.00	0.38%	8.037	360	100.00	692
06/01/10	4	983,281.33	0.35%	8.309	358	100.00	668
07/01/10	7	1,748,900.00	0.63%	7.280	359	100.00	664
Total	**1,024**	**278,885,080.10**	**100.00%**	**7.699**	**358**	**99.85**	**666**

First Franklin Mortgage Loan Trust 2005-FFH3, Asset-Backed Certificates, Series 2005-FFH3



Marketing Materials

$631,142,000 (Approximate)

Financial Asset Securities Corp.
Depositor

National City Home Loan Services, Inc.
Servicer

First Franklin Financial Corporation
Originator

RBS Greenwich Capital
Lead Underwriter

FOR ADDITIONAL INFORMATION PLEASE CALL:

RBS GREENWICH CAPITAL	
Asset-Backed Finance	
Patrick Leo	(203) 618-2952
Greg McSweeney	(203) 618-2429
Trading	
Ron Weibye	(203) 625-6160
Peter McMullin	(203) 625-6160

RATING AGENCIES	
Moody's	
Kruti Muni	(201) 915-8733
Fitch	
Vanessa Purwin	(212) 908-0269
DBRS	
Quincy Tang	(212) 806-3256

Preliminary Term Sheet ***As of August 3, 2005***

$631,142,000 (Approximate)
First Franklin Mortgage Loan Trust 2005-FFH3
Asset-Backed Certificates, Series 2005-FFH3
Subject to a +/- 10% Variance

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat [4]	Payment Window (Mths) Call/Mat [4]	Expected Rating Moody's/Fitch/DBRS	Assumed Final Distribution Date	Certificate Type
I-A1	$476,263,000	Not Offered Hereby		Aaa/AAA/AAA	August 2035	Floating Rate Senior
II-A1	$133,000,000	1.00 / 1.00	1-20 / 1-20	Aaa/AAA/AAA	August 2035	Floating Rate Senior
II-A2	$185,000,000	2.67 / 2.67	20-72 / 20-72	Aaa/AAA/AAA	August 2035	Floating Rate Senior
II-A3	$22,982,000	6.51 / 8.30	72-79 / 72-166	Aaa/AAA/AAA	August 2035	Floating Rate Senior
M-1	$71,955,000	4.81 / 5.27	43-79 / 43-161	Aa1/AA+/AA (high)	August 2035	Floating Rate Subordinate
M-2	$36,855,000	4.71 / 5.16	42-79 / 42-149	Aa1/AA/AA (high)	August 2035	Floating Rate Subordinate
M-3	$29,835,000	4.67 / 5.11	41-79 / 41-145	Aa2/AA-/AA	August 2035	Floating Rate Subordinate
M-4	$29,835,000	4.65 / 5.08	40-79 / 40-140	Aa3/A+/AA (low)	August 2035	Floating Rate Subordinate
M-5	$28,665,000	4.63 / 5.05	39-79 / 39-136	A1/A/A (high)	August 2035	Floating Rate Subordinate
M-6	$28,080,000	4.62 / 5.02	38-79 / 38-130	A2/A-/A	August 2035	Floating Rate Subordinate
M-7	$26,910,000	4.61 / 4.98	38-79 / 38-124	A3/BBB+/A (low)	August 2035	Floating Rate Subordinate
M-8	$19,305,000	4.61 / 4.94	38-79 / 38-117	Baa1/BBB/BBB (high)	August 2035	Floating Rate Subordinate
M-9	$6,435,000	4.60 / 4.91	37-79 / 37-110	Baa2/BBB/BBB	August 2035	Floating Rate Subordinate
M-10	$12,285,000	4.59 / 4.87	37-79 / 37-107	Baa3/BBB-/BBB (low)	August 2035	Floating Rate Subordinate
B-1[5]	$12,285,000	Not Offered Hereby		Ba1/BB+/BB (high)	August 2035	Floating Rate Subordinate
B-2[5]	$11,700,000	Not Offered Hereby		Ba2/BB/BB	August 2035	Floating Rate Subordinate
B-3[5]	$11,115,000	Not Offered Hereby		NR/BB-/BB (low)	August 2035	Floating Rate Subordinate
B-4[5]	$16,380,000	Not Offered Hereby		NR/B+/B (high)	August 2035	Floating Rate Subordinate
Total:	**$1,158,885,000**					

(1) *The Class I-A1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class II-A1, Class II-A2 and Class II-A3 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *Each Class of Certificates is priced to call. The margin on the Class I-A1, Class II-A1, Class II-A2 and Class II-A3 Certificates will double on the first Distribution Date after the Optional Termination Date may first be exercised. The margin on each of Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates will be equal to 1.5x the original margin on first Distribution Date after the Optional Termination Date may first be exercised.*

(3) *See "Net WAC Rate" herein.*

(4) *See "Pricing Prepayment Speed" herein.*

(5) *The Class B Certificates (as defined herein) will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers. The Class B Certificates are described herein because their amount, structure, collateral, rights, risks and other characteristics affect the amount, structure, collateral, rights, risks and other characteristics of the Offered Certificates.*

Depositor: Financial Asset Securities Corp.

Servicer: National City Home Loan Services, Inc.

Lead Underwriter: Greenwich Capital Markets, Inc.

Trustee:	Deutsche Bank National Trust Company.
Originator:	First Franklin Financial Corporation ("***First Franklin***"), a subsidiary of National City Corporation.
Offered Certificates:	The Class I-A1 Certificates (together, the "***Group I Certificates***") and the Class II-A1, Class II-A2 and Class II-A3 Certificates (together, the "***Group II Certificates***," and collectively with the Group I Certificates, the "***Class A Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates (together, the "***Class M Certificates***"). The Class A Certificates and the Class M Certificates are referred to herein as the "***Offered Certificates***." The Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (together, the "***Class B Certificates***" and together with the Class M Certificates, the "***Subordinate Certificates***") will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "***Privately Offered Certificates***." The Class A Certificates, Class M Certificates and the Privately Offered Certificates are collectively referred to herein as the "***Certificates***."
Federal Tax Status:	The Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on August 1, 2005.
Expected Pricing Date:	On or about the week of August [5], 2005.
Expected Closing Date:	On or about August 26, 2005.
Expected Settlement Date:	On or about August 26, 2005.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in September 2005.
Accrued Interest:	The price to be paid by investors for the Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Class I-A1, Class II-A1, Class II-A2 and Class II-A3 Certificates are expected to be ERISA eligible.
Representations and Warranties:	The Seller and/or the Originator will make certain representations and warranties with respect to the Mortgage Loans as of the Closing Date, including, but not limited to, the following:

(i) All Mortgage Loans were originated in compliance with all applicable laws, including, but not limited to, all applicable anti-predatory lending laws; and
(ii) no Mortgage Loan is a High Cost Loan or a Covered Loan, as applicable (as such terms are defined in Standard & Poor's LEVELS Version 5.6 Glossary Revised, Appendix E).

SMMEA Eligibility: The Class A Certificates and the Class M-1, Class M-2 and Class M-3 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount.

Pricing Prepayment Speed: The Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Initial Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $732,638,194 of which: (i) approximately $427,239,854 consisted of a pool of conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Initial Group I Mortgage Loans***") and (ii) approximately $305,398,341 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Initial Group II Mortgage Loans***" together with the Initial Group I Mortgage Loans, the "***Initial Mortgage Loans***").

Pre-Funding Account: An account (the "***Pre-Funding Account***") will be established on the Closing Date into which approximately $437,361,806 (the "***Original Pre-Funded Amount***") will be deposited, of which approximately (i) $254,596,844 will be used to purchase subsequent conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group I Subsequent Mortgage Loans***", and together with the Initial Group I Mortgage Loans, the "***Group I Mortgage Loans***") and (ii) $182,764,961 will be used to purchase subsequent conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Subsequent Mortgage Loans***" and together with the Initial Group II Mortgage Loans, the "***Group II Mortgage Loans***"). The aggregate of the Group I Subsequent Mortgage Loans and Group II Subsequent Mortgage Loans is referred to herein as the "***Subsequent Mortgage Loans***." On or prior to November 23, 2005 (the "***Pre-Funding Period***"), the amounts on deposit in the Pre-Funding Account will be used to purchase Subsequent Mortgage Loans having similar characteristics to the related Initial Mortgage Loans (with any unused portion of such deposit amount to be distributed as a payment of principal of the related Offered Certificates on the Distribution Date immediately following such date). The Group I Mortgage Loans and Group II Mortgage Loans are referred to herein as the "***Mortgage Loans***."

On the Closing Date, there may be up to [2.00]% of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date that are 30 days or more delinquent.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Pass-Through Rate: The "***Pass-Through Rate***" on each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the Maximum Cap.

Net WAC Rate: The "***Net WAC Rate***" for any Distribution Date, will be the annual rate equal to the product of (a) a fraction, expressed as a percentage, the numerator of which is (i) the amount of interest which accrued on the Mortgage Loans in the prior calendar month minus (ii) the sum of the trustee fee for such Distribution Date and the denominator of which is the sum of (i) the aggregate principal balance of the Mortgage Loans as of the last day of the immediately preceding Distribution Date (or as of the Cut-off Date with respect to the first Distribution Date), after giving effect to principal prepayments received during the related prepayment period and (ii) any amounts on deposit in the Pre-Funding Account, and (b) a fraction whose numerator is 30 and whose denominator is the actual number of days in the related Accrual Period.

Maximum Cap: The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net WAC Rate Carryover Amount: If, on any Distribution Date, the related Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Certificates, *pro rata*, based on aggregate certificate principal balance of such Certificates. On each Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.50% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360. The Yield Maintenance Agreement will terminate after the Distribution Date August 2008.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Excess Cashflow:

The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Class A, Class M, Class B and Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.95% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and the Original Pre-Funded Amount. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Required Overcollateralization Amount:

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal:
(i) prior to the Stepdown Date, 0.95% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and the Original Pre-Funded Amount; and
(ii) on or after the Stepdown Date, the greater of:
(a) 1.90% of the current aggregate principal balance of the Mortgage Loans;
(b) 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***OC Floor***").

On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero and
(ii) the later to occur of
(x) the Distribution Date occurring in September 2008 and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 60.30%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the sum of (i) aggregate principal balance of the Mortgage Loans and (ii) any amounts remaining on deposit in the Pre-Funding Account.

Credit Support:

Initial Credit Enhancement		**Target Credit Enhancement After Stepdown Date**	
Rating	**Percent**	**Rating**	**Percent**
A	30.15%	A	60.30%
M-1	24.00%	M-1	48.00%
M-2	20.85%	M-2	41.70%
M-3	18.30%	M-3	36.60%
M-4	15.75%	M-4	31.50%
M-5	13.30%	M-5	26.60%
M-6	10.90%	M-6	21.80%
M-7	8.60%	M-7	17.20%
M-8	6.95%	M-8	13.90%
M-9	6.40%	M-9	12.80%
M-10	5.35%	M-10	10.70%
B-1	4.30%	B-1	8.60%
B-2	3.30%	B-2	6.60%
B-3	2.35%	B-3	4.70%
B-4	0.95%	B-4	1.90%

Delinquency Trigger Event: While the Class A Certificates are outstanding, a "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [26.00]% of the Credit Enhancement Percentage. After the Distribution Date on which the Class A Certificates have been reduced to zero, a "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [36.00]% of the Credit Enhancement Percentage.

Loss Trigger Event: A "***Loss Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the sum of (i) the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount, for the related Distribution Date are greater than:

Distribution Date	Percentage
September 2007 to August 2008	[1.40]% initially, plus 1/12th of [1.80]% for each month thereafter
September 2008 to August 2009	[3.20]% initially, plus 1/12th of [1.80]% for each month thereafter
September 2009 to August 2010	[5.00]% initially, plus 1/12th of [1.45]% for each month thereafter
September 2010 to August 2011	[6.45]% initially, plus 1/12th of [0.80]% for each month thereafter
September 2011 and thereafter	[7.25]%

Trigger Event: A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-4 Certificates, second to the Class B-3 Certificates, third to the Class B-2 Certificates, fourth to the Class B-1 Certificates, fifth to the Class M-10 Certificates, sixth to the Class M-9 Certificates, seventh to the Class M-8, eighth to the Class M-7 Certificates, ninth to the Class M-6 Certificates, tenth to the Class M-5 Certificates, eleventh to the Class M-4 Certificates, twelfth to the Class M-3 Certificates, thirteenth to the Class M-2 Certificates and fourteenth to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Class A Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the Class M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates, twelfth, monthly interest to the Class M-10 Certificates, thirteenth, monthly interest to the Class B-1 Certificates, fourteenth, monthly interest to the Class B-2 Certificates, fifteenth, monthly interest to the Class B-3 Certificates and sixteenth, monthly interest to the Class B-4 Certificates.
2) Principal funds, as follows: monthly principal to the Class A Certificates, generally *pro rata* based on the principal collected in the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates, as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," then monthly principal to the Class M-6 Certificates as described under "Principal Paydown," then monthly principal to the Class M-7 Certificates as described under "Principal Paydown," then monthly principal to the Class M-8 Certificates as described under "Principal Paydown," then monthly principal to the Class M-9 Certificates as described under "Principal Paydown," then monthly principal to the Class M-10 Certificates as described under "Principal Paydown," then monthly principal to the Class B-1 Certificates as described under "Principal Paydown," then monthly principal to the Class B-2 Certificates as described under "Principal Paydown," then monthly principal to the Class B-3 Certificates as described under "Principal Paydown," and then monthly principal to the Class B-4 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Class A, Class M and Class B Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below.
4) Any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class M-10 Certificates, then any unpaid applied Realized Loss amount to the Class M-10 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized

Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates, then any unpaid applied Realized Loss amount to the Class B-2 Certificates, then any previously unpaid interest to the Class B-3 Certificates and then any unpaid applied Realized Loss amount to the Class B-3 Certificates, then any previously unpaid interest to the Class B-4 Certificates and then any unpaid applied Realized Loss amount to the Class B-4 Certificates.

5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Class A Certificates *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class M-10 Certificates, then to the Class B-1 Certificates, then to the Class B-2 Certificates, then to the Class B-3 Certificates and lastly to the Class B-4 Certificates.

6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Class A Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates, 7) Class M-7 Certificates, 8) Class M-8 Certificates, 9) Class M-9 Certificates, 10) Class M-10 Certificates, 11) Class B-1 Certificates, 12) Class B-2 Certificates, 13) Class B-3 Certificates and 14) Class B-4 Certificates sequentially.

On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, generally pro rata based on the principal collected in the related loan group, such that the Class A Certificates will have at least 60.30% credit enhancement, second to the Class M-1 Certificates, such that the Class M-1 Certificates will have at least 48.00% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 41.70% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 36.60% credit, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 31.50% credit, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 26.60% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 21.80% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 17.20% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 13.90% credit enhancement, tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 12.80% credit enhancement, eleventh to the Class M-10 Certificates such that the Class M-10 Certificates will have at least 10.70% credit enhancement, twelfth, to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 8.60% credit enhancement, thirteenth, to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 6.60% credit enhancement, fourteenth, to the Class B-3 Certificates such that the Class B-3 Certificates will have at least 4.70% credit enhancement and fifteenth, to the Class B-4 Certificates such that the Class B-4 Certificates will have at least 1.90% credit enhancement (subject, in the case of the most subordinate certificate outstanding).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class I-A1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.13	2.67	2.29	1.85	1.54
MDUR (yr)	2.80	2.43	2.11	1.73	1.46
First Prin Pay	1	1	1	1	1
Last Prin Pay	111	92	79	66	34

Class I-A1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.34	2.84	2.44	1.98	1.54
MDUR (yr)	2.93	2.54	2.21	1.82	1.46
First Prin Pay	1	1	1	1	1
Last Prin Pay	244	207	178	156	34

Class II-A1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.23	1.10	1.00	0.90	0.82
MDUR (yr)	1.18	1.06	0.96	0.87	0.79
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	21	20	18	16

Class II-A1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.23	1.10	1.00	0.90	0.82
MDUR (yr)	1.18	1.06	0.96	0.87	0.79
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	21	20	18	16

Weighted Average Life Tables

Class II-A2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.72	3.16	2.67	2.13	1.91
MDUR (yr)	3.36	2.90	2.48	2.00	1.81
First Prin Pay	24	21	20	18	16
Last Prin Pay	102	85	72	35	31

Class II-A2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.72	3.16	2.67	2.13	1.91
MDUR (yr)	3.36	2.90	2.48	2.00	1.81
First Prin Pay	24	21	20	18	16
Last Prin Pay	102	85	72	35	31

Class II-A3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	9.18	7.60	6.51	4.40	2.68
MDUR (yr)	7.55	6.44	5.63	3.94	2.49
First Prin Pay	102	85	72	35	31
Last Prin Pay	111	92	79	66	34

Class II-A3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.83	9.79	8.30	5.84	2.68
MDUR (yr)	9.17	7.89	6.88	5.00	2.49
First Prin Pay	102	85	72	35	31
Last Prin Pay	233	195	166	141	34

Weighted Average Life Tables

Class M-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.29	4.81	5.03	4.44
MDUR (yr)	5.39	4.62	4.26	4.46	3.98
First Prin Pay	41	38	43	51	34
Last Prin Pay	111	92	79	66	56

Class M-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.97	5.84	5.27	5.47	5.91
MDUR (yr)	5.80	4.99	4.58	4.78	5.10
First Prin Pay	41	38	43	51	34
Last Prin Pay	222	187	161	140	127

Class M-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.28	4.71	4.49	4.38
MDUR (yr)	5.38	4.61	4.18	4.02	3.93
First Prin Pay	41	38	42	47	48
Last Prin Pay	111	92	79	66	56

Class M-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.96	5.82	5.16	4.89	4.71
MDUR (yr)	5.78	4.97	4.49	4.31	4.19
First Prin Pay	41	38	42	47	48
Last Prin Pay	209	175	149	128	108

Weighted Average Life Tables

Class M-3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.28	4.67	4.34	4.08
MDUR (yr)	5.38	4.61	4.14	3.89	3.68
First Prin Pay	41	38	41	45	45
Last Prin Pay	111	92	79	66	56

Class M-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.95	5.81	5.11	4.73	4.40
MDUR (yr)	5.77	4.96	4.45	4.17	3.93
First Prin Pay	41	38	41	45	45
Last Prin Pay	203	170	145	124	104

Class M-4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.28	4.65	4.24	3.91
MDUR (yr)	5.37	4.59	4.11	3.80	3.53
First Prin Pay	41	37	40	43	42
Last Prin Pay	111	92	79	66	56

Class M-4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.93	5.80	5.08	4.62	4.23
MDUR (yr)	5.75	4.94	4.41	4.08	3.78
First Prin Pay	41	37	40	43	42
Last Prin Pay	198	165	140	120	101

Weighted Average Life Tables

Class M-5 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.63	4.18	3.80
MDUR (yr)	5.35	4.58	4.09	3.74	3.43
First Prin Pay	41	37	39	41	40
Last Prin Pay	111	92	79	66	56

Class M-5 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.92	5.78	5.05	4.54	4.10
MDUR (yr)	5.72	4.91	4.38	4.00	3.67
First Prin Pay	41	37	39	41	40
Last Prin Pay	191	159	136	116	97

Class M-6 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.62	4.13	3.72
MDUR (yr)	5.34	4.57	4.07	3.69	3.36
First Prin Pay	41	37	38	40	39
Last Prin Pay	111	92	79	66	56

Class M-6 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.89	5.76	5.02	4.48	4.01
MDUR (yr)	5.69	4.89	4.35	3.95	3.58
First Prin Pay	41	37	38	40	39
Last Prin Pay	184	153	130	111	93

Weighted Average Life Tables

Class M-7 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.61	4.09	3.66
MDUR (yr)	5.24	4.50	4.00	3.61	3.27
First Prin Pay	41	37	38	39	38
Last Prin Pay	111	92	79	66	56

Class M-7 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.85	5.73	4.98	4.42	3.93
MDUR (yr)	5.56	4.79	4.26	3.84	3.48
First Prin Pay	41	37	38	39	38
Last Prin Pay	176	146	124	105	89

Class M-8 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.61	4.07	3.62
MDUR (yr)	5.20	4.47	3.98	3.58	3.22
First Prin Pay	41	37	38	38	37
Last Prin Pay	111	92	79	66	56

Class M-8 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.81	5.69	4.94	4.37	3.86
MDUR (yr)	5.49	4.73	4.21	3.79	3.40
First Prin Pay	41	37	38	38	37
Last Prin Pay	165	137	117	99	83

Weighted Average Life Tables

Class M-9 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.60	4.04	3.61
MDUR (yr)	5.16	4.44	3.96	3.53	3.20
First Prin Pay	41	37	37	38	37
Last Prin Pay	111	92	79	66	56

Class M-9 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.77	5.66	4.91	4.31	3.84
MDUR (yr)	5.43	4.68	4.16	3.73	3.37
First Prin Pay	41	37	37	38	37
Last Prin Pay	156	129	110	93	78

Class M-10 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.59	4.04	3.58
MDUR (yr)	5.05	4.36	3.88	3.48	3.14
First Prin Pay	41	37	37	38	36
Last Prin Pay	111	92	79	66	56

Class M-10 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.73	5.63	4.87	4.29	3.79
MDUR (yr)	5.28	4.57	4.06	3.65	3.29
First Prin Pay	41	37	37	38	36
Last Prin Pay	152	126	107	91	76

Weighted Average Life Tables

Class B-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.59	4.04	3.57
MDUR (yr)	4.96	4.29	3.82	3.44	3.09
First Prin Pay	41	37	37	38	36
Last Prin Pay	111	92	79	66	56

Class B-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.66	5.57	4.83	4.25	3.74
MDUR (yr)	5.15	4.46	3.97	3.58	3.21
First Prin Pay	41	37	37	38	36
Last Prin Pay	145	120	102	86	72

Class B-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.59	4.02	3.57
MDUR (yr)	4.96	4.29	3.82	3.42	3.09
First Prin Pay	41	37	37	37	35
Last Prin Pay	111	92	79	66	56

Class B-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.56	5.48	4.75	4.17	3.69
MDUR (yr)	5.09	4.41	3.93	3.52	3.18
First Prin Pay	41	37	37	37	35
Last Prin Pay	135	112	95	80	68

Weighted Average Life Tables

Class B-3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.30	5.27	4.59	4.01	3.53
MDUR (yr)	5.10	4.39	3.90	3.48	3.11
First Prin Pay	41	37	37	37	35
Last Prin Pay	111	92	79	66	56

Class B-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.39	5.34	4.64	4.06	3.58
MDUR (yr)	5.15	4.44	3.94	3.51	3.14
First Prin Pay	41	37	37	37	35
Last Prin Pay	124	102	87	73	62

Class B-4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.86	4.91	4.27	3.76	3.33
MDUR (yr)	4.82	4.15	3.68	3.29	2.95
First Prin Pay	41	37	37	37	35
Last Prin Pay	109	90	77	65	55

Class B-4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.86	4.91	4.27	3.76	3.33
MDUR (yr)	4.82	4.15	3.68	3.29	2.95
First Prin Pay	41	37	37	37	35
Last Prin Pay	109	90	77	65	55

Yield Maintenance Agreement Schedule and Strike Rates For Offered Certificates and Class B Certificates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	0	0.00000	0.00000
2	1,154,477,032	7.356783	10.50000
3	1,146,932,161	7.119350	10.50000
4	1,137,986,275	7.356521	10.50000
5	1,127,650,736	7.119059	10.50000
6	1,115,942,037	7.118885	10.50000
7	1,102,881,832	7.881407	10.50000
8	1,088,496,929	7.118475	10.50000
9	1,072,819,263	7.355514	10.50000
10	1,055,885,829	7.117981	10.50000
11	1,037,738,587	7.357785	10.50000
12	1,018,530,898	7.122184	10.50000
13	998,363,300	7.124821	10.50000
14	977,379,587	7.362162	10.50000
15	955,625,858	7.124602	10.50000
16	933,151,833	7.362096	10.50000
17	910,010,255	7.126055	10.50000
18	886,256,777	7.127230	10.50000
19	861,949,411	7.892737	10.50000
20	837,148,493	7.129262	10.50000
21	811,916,149	7.367345	10.50000
22	786,316,279	7.130208	10.50000
23	760,414,102	8.317379	10.50000
24	734,808,115	8.351074	10.50000
25	709,683,939	9.104745	10.50000
26	685,460,605	9.404978	10.50000
27	662,065,197	9.098409	10.50000
28	639,469,080	9.398368	10.50000
29	617,644,615	9.395224	10.50000
30	596,573,119	9.491865	10.50000
31	576,225,110	10.408875	10.50000
32	556,578,568	9.732651	10.50000
33	537,601,142	10.052189	10.50000
34	519,269,750	9.723154	10.50000
35	0	10.50000	10.50000
36	484,470,458	10.381884	10.50000

Effective Available Funds Schedule for Offered Certificates and Class B Certificates

Assumptions to Optional Termination

Period	NWC [1] (%)	NWC [2,3] (%)		Period	NWC [1] (%)	NWC [2,3] (%)		Period	NWC [1] (%)	NWC [2,3] (%)
1	N/A	N/A		28	9.40	10.50		55	12.95	12.95
2	7.36	10.50		29	9.40	10.50		56	11.69	11.69
3	7.12	10.50		30	9.49	10.50		57	12.06	12.06
4	7.36	10.50		31	10.41	10.50		58	11.66	11.66
5	7.12	10.50		32	9.73	10.50		59	12.04	12.04
6	7.12	10.50		33	10.05	10.50		60	11.65	11.65
7	7.88	10.50		34	9.72	10.50		61	11.65	11.65
8	7.12	10.50		35	10.52	10.52		62	12.03	12.03
9	7.36	10.50		36	10.38	10.50		63	11.63	11.63
10	7.12	10.50		37	10.80	10.80		64	12.00	12.00
11	7.36	10.50		38	11.15	11.15		65	11.61	11.61
12	7.12	10.50		39	10.79	10.79		66	11.60	11.60
13	7.12	10.50		40	11.14	11.14		67	12.83	12.83
14	7.36	10.50		41	11.12	11.12		68	11.57	11.57
15	7.12	10.50		42	11.24	11.24		69	11.95	11.95
16	7.36	10.50		43	12.77	12.77		70	11.55	11.55
17	7.13	10.50		44	11.52	11.52		71	11.92	11.92
18	7.13	10.50		45	11.90	11.90		72	11.53	11.53
19	7.89	10.50		46	11.50	11.50		73	11.52	11.52
20	7.13	10.50		47	11.93	11.93		74	11.89	11.89
21	7.37	10.50		48	11.57	11.57		75	11.49	11.49
22	7.13	10.50		49	11.62	11.62		76	11.86	11.86
23	8.32	10.50		50	12.00	12.00		77	11.46	11.46
24	8.35	10.50		51	11.60	11.60		78	11.45	11.45
25	9.10	10.50		52	11.97	11.97		79	12.23	12.23
26	9.40	10.50		53	11.63	11.63				
27	9.10	10.50		54	11.65	11.65				

(1) Assumes 1mLIBOR remains constant at 3.54%, 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the Pricing Prepayment Speed.

(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(3) Assumes proceeds from the Yield Maintenance Agreement included.

EXCESS SPREAD (1,2)

Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	(3) Excess Spread Under STATIC LIBOR (%)	Excess Spread Under FORWARD LIBOR (%)
1	3.540	3.960	0.72	0.72
2	3.709	4.082	3.37	3.20
3	3.876	4.186	3.23	2.89
4	4.027	4.271	3.37	2.88
5	4.176	4.337	3.23	2.58
6	4.236	4.380	3.23	2.52
7	4.259	4.411	3.62	2.96
8	4.326	4.439	3.22	2.42
9	4.377	4.459	3.35	2.52
10	4.412	4.472	3.21	2.32
11	4.428	4.481	3.34	2.47
12	4.423	4.490	3.21	2.31
13	4.423	4.501	3.21	2.30
14	4.440	4.515	3.33	2.44
15	4.455	4.527	3.19	2.26
16	4.468	4.539	3.32	2.40
17	4.479	4.551	3.18	2.22
18	4.490	4.564	3.17	2.21
19	4.501	4.579	3.57	2.69
20	4.512	4.593	3.16	2.17
21	4.524	4.606	3.29	2.31
22	4.539	4.617	3.14	2.13
23	4.556	4.626	4.09	3.21
24	4.577	4.631	4.23	3.33
25	4.589	4.633	4.91	4.08
26	4.589	4.634	5.03	4.24
27	4.589	4.635	4.88	4.05
28	4.588	4.637	5.01	4.21
29	4.589	4.639	4.85	4.11
30	4.589	4.644	4.84	4.14
31	4.591	4.650	5.10	4.57
32	4.594	4.656	4.81	4.20
33	4.599	4.662	4.93	4.35
34	4.605	4.666	4.77	4.15
35	4.614	4.668	5.05	4.48
36	4.625	4.669	4.99	4.39
37	4.629	4.668	5.14	4.55
38	4.626	4.666	5.30	4.75
39	4.622	4.666	5.18	4.59
40	4.620	4.667	5.32	4.77
41	4.619	4.670	5.18	4.62
42	4.619	4.674	5.18	4.63
43	4.620	4.681	5.60	5.19
44	4.624	4.688	5.18	4.65
45	4.629	4.696	5.31	4.82
46	4.636	4.704	5.17	4.63
47	4.645	4.710	5.31	4.81
48	4.657	4.716	5.17	4.63
49	4.666	4.721	5.17	4.63
50	4.669	4.725	5.30	4.79
51	4.672	4.730	5.16	4.61
52	4.676	4.735	5.30	4.78
53	4.680	4.740	5.16	4.61
54	4.685	4.746	5.16	4.61
55	4.690	4.752	5.57	5.14
56	4.695	4.759	5.15	4.60
57	4.701	4.766	5.29	4.77
58	4.708	4.773	5.15	4.59
59	4.715	4.780	5.30	4.77
60	4.723	4.787	5.17	4.61
61	4.730	4.794	5.17	4.62
62	4.737	4.800	5.31	4.79
63	4.743	4.805	5.17	4.60
64	4.749	4.811	5.31	4.77
65	4.755	4.816	5.17	4.60
66	4.760	4.821	5.17	4.60
67	4.766	4.825	5.59	5.14
68	4.770	4.830	5.18	4.60
69	4.775	4.833	5.31	4.78
70	4.779	4.836	5.18	4.60
71	4.784	4.839	5.31	4.78
72	4.787	4.842	5.18	4.60
73	4.790	4.846	5.18	4.60
74	4.792	4.849	5.32	4.78
75	4.794	4.853	5.19	4.60
76	4.797	4.858	5.32	4.78
77	4.801	4.864	5.19	4.61
78	4.805	4.870	5.19	4.61
79	4.810	4.877	5.47	4.97

(1) Assumes the Pricing Prepayment Speed

(2) Calculated as (a) interest collections on the collateral (net of the trust administrations and servicing fees), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period.

(3) Assumes 1mLIBOR stays at 3.540% and 6mLIBOR stays at 3.960%.

BREAKEVEN LOSSES

Class	M-1	M-2	M-3	M-4	M-5	M-6	M-7
Rating (M/S/D)	Aa1/AA+/AA (high)	Aa1/AA/AA (high)	Aa2/AA-/AA	Aa3/A+/AA (low)	A1/A/A (high)	A2/A-/A	A3/BBB+/A (low)
Loss Severity	40%	40%	40%	40%	40%	40%	40%
Default	41.25 CDR	34.18 CDR	29.26 CDR	24.92 CDR	21.19 CDR	17.86 CDR	14.88 CDR
Collateral Loss	27.59%	24.98%	22.84%	20.69%	18.60%	16.52%	14.46%
Loss Severity	50%	50%	50%	50%	50%	50%	50%
Default	29.34 CDR	24.92 CDR	21.71 CDR	18.78 CDR	16.18 CDR	13.8 CDR	11.61 CDR
Collateral Loss	28.60%	25.86%	23.63%	21.40%	19.23%	17.07%	14.92%
Loss Severity	60%	60%	60%	60%	60%	60%	60%
Default	22.78 CDR	19.62 CDR	17.27 CDR	15.07 CDR	13.08 CDR	11.24 CDR	9.52 CDR
Collateral Loss	29.28%	26.47%	24.19%	21.89%	19.66%	17.45%	15.25%

Class	M-8	M-9	M-10	B-1	B-2	B-3	B-4
Rating (M/S/D)	Baa1/BBB/BBB (high)	Baa2/BBB/BBB	Baa3/BBB-/BBB (low)	Ba1/BB+/BB (high)	Ba2/BB/BB	NR/BB-/BB (low)	NR/B+/B (high)
Loss Severity	40%	40%	40%	40%	40%	40%	40%
Default	12.89 CDR	12.23 CDR	10.96 CDR	9.75 CDR	8.71 CDR	7.82 CDR	6.68 CDR
Collateral Loss	12.96%	12.44%	11.40%	10.37%	9.44%	8.62%	7.52%
Loss Severity	50%	50%	50%	50%	50%	50%	50%
Default	10.12 CDR	9.62 CDR	8.66 CDR	7.73 CDR	6.93 CDR	6.24 CDR	5.36 CDR
Collateral Loss	13.36%	12.82%	11.74%	10.67%	9.71%	8.86%	7.75%
Loss Severity	60%	60%	60%	60%	60%	60%	60%
Default	8.33 CDR	7.93 CDR	7.15 CDR	6.4 CDR	5.75 CDR	5.19 CDR	4.48 CDR
Collateral Loss	13.64%	13.08%	11.97%	10.87%	9.89%	9.03%	7.91%

Assumptions

12 Month Delay
Delinquency Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR which results in approximate first dollar of principal loss

Initial Mortgage Loans
As of the Statistical Cut-off Date

			Minimum	Maximum
Scheduled Principal Balance	$732,638,194		$26,265	$990,000
Average Scheduled Principal Balance	$151,591			
Number of Mortgage Loans	4,833			
Weighted Average Gross Coupon	7.885%		5.874%	10.125%
Weighted Average FICO Score	652		562	816
Weighted Average Original LTV	99.91%		75.00%	103.00%
Weighted Average Original Term	359 months		180 months	360 months
Weighted Average Stated Remaining Term	358 months		177 months	360 months
Weighted Average Seasoning	2 months		0 months	14 months
Weighted Average Gross Margin	6.503%		5.000%	8.250%
Weighted Average Minimum Interest Rate	7.821%		5.874%	10.125%
Weighted Average Maximum Interest Rate	13.822%		11.874%	21.500%
Weighted Average Initial Rate Cap	2.995%		2.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%		1.000%	1.000%
Weighted Average Months to Roll	25 months		7 months	59 months
Maturity Date			May 1 2020	Aug 1 2035
Maximum Zip Code Concentration	0.23%	91362		
ARM	85.74%			
Fixed Rate	14.26%			
1/29 6 Mo LIBOR ARM	0.39%			
2/28 6 Mo LIBOR ARM	40.43%			
3/27 6 Mo LIBOR ARM	10.30%			
5/25 6 Mo LIBOR ARM	0.42%			
5YR IO 2/28 6 Mo LIBOR ARM	28.34%			
5YR IO 3/27 6 Mo LIBOR ARM	5.32%			
5YR IO 5/25 6 Mo LIBOR ARM	0.53%			
BALLOON 15/30	0.04%			
Balloon 5YR IO	0.01%			
Fixed Rate	12.78%			
Fixed Rate 5Yr IO	1.43%			
Interest Only	35.64%			
Not Interest Only	64.36%			
Prepay Penalty: 0 months	25.61%			
Prepay Penalty: 12 months	5.12%			
Prepay Penalty: 24 months	43.40%			
Prepay Penalty: 36 months	25.87%			

First Lien	100.00%
Blended Access	0.55%
Full Documentation	57.04%
Limited Income Verification	0.22%
No Income Verification	27.75%
Stated Plus Documentation	14.43%
Cash Out Refinance	16.63%
Purchase	81.94%
Rate/Term Refinance	1.43%
2 Units	3.42%
3 Units	0.03%
4 Units	0.06%
Condominium	6.47%
PUD	13.79%
Single Family	76.23%
Primary	99.17%
Second Home	0.83%
Top 5 States:	
California	12.13%
Ohio	9.67%
Illinois	7.07%
Florida	6.79%
Michigan	5.67%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
0.01 - 50,000.00	198	8,592,879.79	1.17%	8.442	353	99.98	635
50,000.01 - 100,000.00	1,685	130,415,126.09	17.80%	8.187	357	99.99	634
100,000.01 - 150,000.00	1,296	161,763,316.62	22.08%	7.952	358	99.97	641
150,000.01 - 200,000.00	725	125,191,037.60	17.09%	7.901	358	100.00	648
200,000.01 - 250,000.00	326	72,745,088.91	9.93%	7.789	358	100.05	656
250,000.01 - 300,000.00	203	55,414,518.71	7.56%	7.734	358	99.80	666
300,000.01 - 350,000.00	117	37,876,197.78	5.17%	7.730	358	99.93	665
350,000.01 - 400,000.00	70	26,152,225.66	3.57%	7.613	356	100.41	677
400,000.01 - 450,000.00	72	30,720,681.05	4.19%	7.720	356	99.89	660
450,000.01 - 500,000.00	33	15,866,659.64	2.17%	7.649	358	99.99	680
500,000.01 - 550,000.00	34	18,028,159.18	2.46%	7.784	358	99.52	676
550,000.01 - 600,000.00	24	13,963,978.82	1.91%	7.729	359	100.12	681
600,000.01 - 650,000.00	19	11,933,529.13	1.63%	7.626	358	98.78	673
650,000.01 - 700,000.00	9	6,072,995.36	0.83%	7.191	358	96.71	701
700,000.01 - 750,000.00	8	5,889,000.00	0.80%	7.440	359	99.59	679
750,000.01 - 800,000.00	4	3,095,000.00	0.42%	7.557	358	94.96	667
800,000.01 - 850,000.00	2	1,639,000.00	0.22%	7.314	359	100.00	699
850,000.01 - 900,000.00	5	4,443,800.00	0.61%	7.176	359	100.00	702
900,000.01 - 950,000.00	2	1,845,000.00	0.25%	7.312	358	100.00	718
950,000.01 - 1,000,000.00	1	990,000.00	0.14%	7.999	359	100.00	721
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.500 - 5.999	5	1,408,946.00	0.19%	5.944	358	88.93	673
6.000 - 6.499	23	5,460,415.97	0.75%	6.295	359	96.08	670
6.500 - 6.999	256	54,600,071.47	7.45%	6.826	358	100.01	696
7.000 - 7.499	661	130,182,103.67	17.77%	7.231	358	100.03	684
7.500 - 7.999	1,401	230,663,991.53	31.48%	7.723	358	99.94	662
8.000 - 8.499	1,189	157,149,649.25	21.45%	8.207	357	99.94	633
8.500 - 8.999	979	116,407,339.80	15.89%	8.666	357	99.90	617
9.000 - 9.499	245	28,964,279.90	3.95%	9.143	358	99.97	608
9.500 - 9.999	70	7,132,496.75	0.97%	9.607	358	99.96	599
10.000 -10.499	4	668,900.00	0.09%	10.118	359	100.00	614
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
550-574	1	44,771.22	0.01%	9.375	353	90.00	562
575-599	899	107,882,993.55	14.73%	8.475	358	99.93	589
600-624	1,007	124,740,606.45	17.03%	8.347	357	99.74	612
625-649	970	143,135,248.56	19.54%	7.924	357	99.81	638
650-674	847	145,631,263.08	19.88%	7.631	358	99.87	661
675-699	497	90,100,345.36	12.30%	7.505	358	100.12	686
700+	612	121,102,966.12	16.53%	7.424	358	100.06	733
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
75.00- 79.99	1	675,000.00	0.09%	6.625	358	75.00	654
80.00	4	2,191,200.00	0.30%	6.412	358	80.00	630
90.00- 94.99	4	890,518.01	0.12%	8.203	358	90.60	594
95.00- 99.99	307	52,068,019.93	7.11%	7.921	357	98.86	653
100.00	4,407	656,335,786.51	89.59%	7.907	358	100.00	652
100.01+	110	20,477,669.89	2.80%	7.275	358	102.94	682
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
180	34	3,504,098.83	0.48%	8.090	179	100.00	646
240	1	171,000.00	0.02%	8.000	239	97.72	615
360	4,798	728,963,095.51	99.50%	7.884	358	99.91	652
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
121-180	34	3,504,098.83	0.48%	8.090	179	100.00	646
181-240	1	171,000.00	0.02%	8.000	239	97.72	615
301-360	4,798	728,963,095.51	99.50%	7.884	358	99.91	652
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
0.01 -20.00	93	11,760,166.41	1.61%	7.964	354	98.67	643
20.01 -25.00	154	16,223,738.79	2.21%	8.043	357	99.90	649
25.01 -30.00	350	40,483,489.88	5.53%	8.079	357	99.92	641
30.01 -35.00	526	68,718,311.49	9.38%	7.972	357	100.01	649
35.01 -40.00	835	118,747,460.17	16.21%	7.921	358	99.87	650
40.01 -45.00	1,287	203,989,747.96	27.84%	7.936	357	99.97	648
45.01 -50.00	977	185,057,056.65	25.26%	7.754	358	99.99	666
50.01 -55.00	608	87,073,654.82	11.88%	7.798	358	99.70	648
55.01 -60.00	1	319,740.87	0.04%	7.125	357	100.00	644
60.01+	2	264,827.30	0.04%	8.021	359	100.00	627
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
ARM	3,887	628,192,330.86	85.74%	7.821	358	99.89	654
Fixed Rate	946	104,445,863.48	14.26%	8.272	352	99.98	643
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
1/29 6 Mo LIBOR ARM	12	2,893,749.50	0.39%	7.814	358	99.52	670
2/28 6 Mo LIBOR ARM	2,187	296,211,003.06	40.43%	7.879	358	100.06	648
3/27 6 Mo LIBOR ARM	510	75,431,500.71	10.30%	7.806	358	99.99	654
5/25 6 Mo LIBOR ARM	22	3,111,826.28	0.42%	7.906	359	99.84	668
5YR IO 2/28 6 Mo LIBOR ARM	925	207,654,314.66	28.34%	7.751	358	99.64	661
5YR IO 3/27 6 Mo LIBOR ARM	211	38,981,336.65	5.32%	7.780	359	99.84	661
5YR IO 5/25 6 Mo LIBOR ARM	20	3,908,600.00	0.53%	7.696	359	99.96	670
BALLOON 15/30	3	300,570.15	0.04%	8.392	178	99.98	656
Balloon 5YR IO	1	87,500.00	0.01%	8.000	178	100.00	651
Fixed Rate	878	93,604,685.28	12.78%	8.246	353	100.00	643
Fixed Rate 5Yr IO	64	10,453,108.05	1.43%	8.504	351	99.87	641
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Interest Only	1,221	261,084,859.36	35.64%	7.785	358	99.68	660
Not Interest Only	3,612	471,553,334.98	64.36%	7.940	357	100.03	648
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Prepay Penalty: 0 months	1,117	187,632,863.34	25.61%	7.940	358	99.81	660
Prepay Penalty: 12 months	161	37,514,989.69	5.12%	7.981	358	99.89	664
Prepay Penalty: 24 months	2,112	317,962,275.22	43.40%	7.858	358	99.93	651
Prepay Penalty: 36 months	1,443	189,528,066.09	25.87%	7.857	356	99.96	645
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
First Lien	4,833	732,638,194.34	100.00%	7.885	358	99.91	652
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Blended Access	24	4,054,642.71	0.55%	7.750	358	100.00	667
Full Documentation	3,315	417,930,687.78	57.04%	7.994	357	99.92	634
Limited Income Verification	9	1,596,628.03	0.22%	7.548	358	100.00	687
No Income Verification	1,130	203,341,919.37	27.75%	7.776	357	99.86	677
Stated Plus Documentation	355	105,714,316.45	14.43%	7.674	358	99.94	679
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Cash Out Refinance	696	121,813,666.54	16.63%	7.967	357	99.50	653
Purchase	4,067	600,319,310.38	81.94%	7.866	358	100.00	652
Rate/Term Refinance	70	10,505,217.42	1.43%	8.005	354	99.16	652
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
2 Units	118	25,028,694.77	3.42%	7.700	359	100.03	670
3 Units	1	215,000.00	0.03%	7.500	359	100.00	682
4 Units	1	444,999.81	0.06%	7.874	358	100.00	749
Condominium	284	47,404,646.51	6.47%	7.911	357	99.97	659
PUD	474	101,023,336.67	13.79%	7.753	358	100.04	659
Single Family	3,955	558,521,516.58	76.23%	7.915	358	99.87	650
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Primary	4,801	726,592,432.10	99.17%	7.887	358	99.91	652
Second Home	32	6,045,762.24	0.83%	7.625	359	98.91	722
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Alabama	104	11,562,606.32	1.58%	8.287	357	100.02	625
Arizona	38	7,286,890.90	0.99%	7.806	358	99.60	652
Arkansas	49	5,227,250.87	0.71%	8.136	358	100.00	627
California	217	88,892,304.08	12.13%	7.497	358	99.61	680
Colorado	41	8,073,578.69	1.10%	7.826	358	99.87	640
Connecticut	19	4,485,228.61	0.61%	7.905	358	99.58	649
Delaware	5	1,135,748.92	0.16%	8.346	358	100.38	636
District of Columbia	2	454,702.19	0.06%	8.128	358	100.00	671
Florida	260	49,758,132.35	6.79%	7.969	358	99.99	665
Georgia	203	28,521,306.74	3.89%	7.960	355	99.98	639
Idaho	12	1,683,496.20	0.23%	7.937	358	100.00	671
Illinois	314	51,811,535.64	7.07%	7.966	358	99.94	660
Indiana	378	37,244,131.16	5.08%	8.038	355	99.96	638
Iowa	63	5,872,535.66	0.80%	8.264	359	99.92	628
Kansas	22	2,025,768.57	0.28%	8.476	358	99.95	632
Kentucky	117	12,807,306.60	1.75%	7.926	358	100.12	641
Louisiana	25	2,887,644.59	0.39%	8.109	359	99.99	635
Maine	10	1,290,410.30	0.18%	8.048	359	99.99	644
Maryland	76	17,114,650.48	2.34%	7.686	358	100.11	657
Massachusetts	42	11,852,246.12	1.62%	8.041	359	99.89	667
Michigan	297	41,559,892.16	5.67%	7.787	358	99.93	647
Minnesota	138	23,900,545.07	3.26%	7.622	358	99.94	660
Mississippi	4	411,795.00	0.06%	8.034	359	100.00	648
Missouri	132	15,785,203.29	2.15%	8.173	358	99.95	631
Montana	1	202,900.00	0.03%	7.250	359	100.00	670
Nebraska	17	1,883,841.19	0.26%	7.989	358	100.00	648
Nevada	25	6,392,360.09	0.87%	7.423	359	100.07	669
New Hampshire	5	969,294.48	0.13%	8.123	359	99.90	656
New Jersey	76	20,024,643.51	2.73%	7.697	357	99.37	668
New Mexico	14	1,918,775.35	0.26%	8.223	358	100.00	641
New York	156	24,794,418.24	3.38%	8.029	359	100.02	654
North Carolina	214	27,352,457.43	3.73%	7.978	358	99.92	649
North Dakota	4	489,933.84	0.07%	7.629	358	99.20	656
Ohio	603	70,834,661.25	9.67%	7.960	357	99.94	639
Oklahoma	66	6,592,361.25	0.90%	8.210	359	100.03	628
Oregon	33	6,854,907.01	0.94%	7.551	358	100.18	666
Pennsylvania	194	20,976,386.81	2.86%	8.048	358	100.01	649
Rhode Island	9	1,811,564.43	0.25%	8.209	358	99.99	656
South Carolina	107	11,993,303.97	1.64%	7.951	357	99.99	647
South Dakota	3	167,953.59	0.02%	8.040	359	100.00	627
Tennessee	170	17,412,625.17	2.38%	8.069	355	99.99	635
Texas	316	35,574,444.20	4.86%	8.055	356	99.86	643
Utah	62	9,520,158.98	1.30%	7.742	358	99.84	647
Vermont	1	154,000.00	0.02%	8.250	359	100.00	662
Virginia	54	15,033,247.80	2.05%	7.733	358	100.35	655
Washington	40	7,392,789.84	1.01%	7.645	357	100.08	649
West Virginia	6	745,790.73	0.10%	8.095	359	99.06	643
Wisconsin	88	11,810,964.67	1.61%	7.951	358	99.92	656
Wyoming	1	89,500.00	0.01%	7.999	359	100.00	627
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.000 - 5.499	6	3,256,150.00	0.52%	6.261	358	83.20	645
5.500 - 5.999	3	376,387.37	0.06%	7.625	354	100.00	663
6.000 - 6.499	1,665	313,837,302.14	49.96%	7.520	358	99.99	657
6.500 - 6.999	1,319	192,991,972.21	30.72%	7.959	358	99.97	652
7.000 - 7.499	697	96,207,888.20	15.32%	8.344	358	99.99	651
7.500 - 7.999	190	20,753,967.22	3.30%	8.861	358	99.89	645
8.000 - 8.499	7	768,663.72	0.12%	9.015	359	100.00	666
Total	**3,887**	**628,192,330.86**	**100.00%**	**7.821**	**358**	**99.89**	**654**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.500 - 5.999	5	1,408,946.00	0.22%	5.944	358	88.93	673
6.000 - 6.499	23	5,460,415.97	0.87%	6.295	359	96.08	670
6.500 - 6.999	244	53,195,732.32	8.47%	6.825	359	100.01	695
7.000 - 7.499	635	126,507,973.14	20.14%	7.230	358	100.03	684
7.500 - 7.999	1,184	202,997,270.12	32.31%	7.717	358	99.93	662
8.000 - 8.499	894	125,750,374.20	20.02%	8.209	358	99.93	632
8.500 - 8.999	692	87,304,817.39	13.90%	8.666	358	99.89	614
9.000 - 9.499	157	19,434,956.24	3.09%	9.141	358	99.96	606
9.500 - 9.999	50	5,490,945.48	0.87%	9.604	358	99.95	597
10.000 -10.499	3	640,900.00	0.10%	10.118	359	100.00	615
Total	**3,887**	**628,192,330.86**	**100.00%**	**7.821**	**358**	**99.89**	**654**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
11.500 -11.999	5	1,408,946.00	0.22%	5.944	358	88.93	673
12.000 -12.499	23	5,460,415.97	0.87%	6.295	359	96.08	670
12.500 -12.999	244	53,195,732.32	8.47%	6.825	359	100.01	695
13.000 -13.499	635	126,507,973.14	20.14%	7.230	358	100.03	684
13.500 -13.999	1,183	202,869,770.12	32.29%	7.717	358	99.93	661
14.000 -14.499	894	125,750,374.20	20.02%	8.209	358	99.93	632
14.500 -14.999	692	87,304,817.39	13.90%	8.666	358	99.89	614
15.000 -15.499	157	19,434,956.24	3.09%	9.141	358	99.96	606
15.500 -15.999	50	5,490,945.48	0.87%	9.604	358	99.95	597
16.000 -16.499	3	640,900.00	0.10%	10.118	359	100.00	615
21.000+	1	127,500.00	0.02%	7.750	359	100.00	780
Total	**3,887**	**628,192,330.86**	**100.00%**	**7.821**	**358**	**99.89**	**654**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
2.000	12	2,893,749.50	0.46%	7.814	358	99.52	670
3.000	3,875	625,298,581.36	99.54%	7.821	358	99.90	654
Total	**3,887**	**628,192,330.86**	**100.00%**	**7.821**	**358**	**99.89**	**654**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
1.000	3,887	628,192,330.86	100.00%	7.821	358	99.89	654
Total	**3,887**	**628,192,330.86**	**100.00%**	**7.821**	**358**	**99.89**	**654**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
03/01/06	1	201,812.52	0.03%	7.250	355	99.98	669
06/01/06	3	994,316.98	0.16%	7.891	358	100.00	625
07/01/06	8	1,697,620.00	0.27%	7.837	359	99.19	697
03/01/07	2	327,302.05	0.05%	8.323	355	99.99	685
04/01/07	24	3,463,931.24	0.55%	8.003	356	99.86	655
05/01/07	113	18,369,756.43	2.92%	7.965	357	99.24	645
06/01/07	1,406	234,933,268.02	37.40%	7.879	358	99.82	651
07/01/07	1,556	245,265,409.98	39.04%	7.762	359	100.00	656
08/01/07	11	1,505,650.00	0.24%	7.920	360	100.00	649
11/01/07	1	238,543.57	0.04%	7.500	351	100.00	676
01/01/08	1	44,771.22	0.01%	9.375	353	90.00	562
03/01/08	1	84,722.41	0.01%	7.500	355	100.00	641
04/01/08	6	684,181.86	0.11%	7.994	356	100.00	649
05/01/08	35	5,505,853.58	0.88%	7.816	357	99.46	650
06/01/08	305	45,156,273.72	7.19%	7.896	358	99.92	648
06/04/08	1	144,000.00	0.02%	6.875	359	100.00	721
07/01/08	368	61,491,841.00	9.79%	7.718	359	100.00	663
08/01/08	3	1,062,650.00	0.17%	8.037	360	100.00	692
05/01/10	1	71,912.45	0.01%	8.500	357	100.00	624
06/01/10	18	3,048,013.83	0.49%	8.058	358	99.98	669
07/01/10	23	3,900,500.00	0.62%	7.566	359	99.86	670
Total	**3,887**	**628,192,330.86**	**100.00%**	**7.821**	**358**	**99.89**	**654**

Initial Group I Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$427,239,853	$26,265	$442,900
Average Scheduled Principal Balance	$116,892		
Number of Mortgage Loans	3,655		
Weighted Average Gross Coupon	7.984%	5.874%	10.125%
Weighted Average FICO Score	644	562	816
Weighted Average Original LTV	99.93%	80.00%	103.00%
Weighted Average Original Term	359 months	180 months	360 months
Weighted Average Stated Remaining Term	357 months	177 months	360 months
Weighted Average Seasoning	2 months	0 months	14 months
Weighted Average Gross Margin	6.552%	5.000%	8.250%
Weighted Average Minimum Interest Rate	7.918%	5.874%	10.125%
Weighted Average Maximum Interest Rate	13.921%	11.874%	21.500%
Weighted Average Initial Rate Cap	2.997%	2.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	25 months	10 months	59 months
Maturity Date		May 1 2020	Aug 1 2035
Maximum Zip Code Concentration	0.22%	55444	
ARM	81.76%		
Fixed Rate	18.24%		
1/29 6 Mo LIBOR ARM	0.22%		
2/28 6 Mo LIBOR ARM	46.06%		
3/27 6 Mo LIBOR ARM	10.75%		
5/25 6 Mo LIBOR ARM	0.53%		
5YR IO 2/28 6 Mo LIBOR ARM	19.25%		
5YR IO 3/27 6 Mo LIBOR ARM	4.47%		
5YR IO 5/25 6 Mo LIBOR ARM	0.48%		
BALLOON 15/30	0.04%		
Balloon 5YR IO	0.02%		
Fixed Rate	16.88%		
Fixed Rate 5Yr IO	1.30%		
Interest Only	25.52%		
Not Interest Only	74.48%		
Prepay Penalty: 0 months	22.74%		
Prepay Penalty: 12 months	3.27%		
Prepay Penalty: 24 months	42.22%		
Prepay Penalty: 36 months	31.77%		

First Lien	100.00%
Blended Access	0.46%
Full Documentation	66.55%
Limited Income Verification	0.22%
No Income Verification	27.35%
Stated Plus Documentation	5.43%
Cash Out Refinance	23.41%
Purchase	74.24%
Rate/Term Refinance	2.36%
2 Units	2.50%
Condominium	5.30%
PUD	8.96%
Single Family	83.24%
Primary	98.92%
Second Home	1.08%
Top 5 States:	
Ohio	12.76%
Illinois	8.13%
Indiana	7.48%
Michigan	7.15%
Georgia	5.18%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
0.01 - 50,000.00	191	8,290,456.21	1.94%	8.435	352	99.98	636
50,000.01 - 100,000.00	1,580	121,954,316.73	28.54%	8.196	357	99.99	633
100,000.01 - 150,000.00	1,080	134,074,659.34	31.38%	7.948	358	99.96	641
150,000.01 - 200,000.00	498	85,559,299.69	20.03%	7.870	357	99.96	649
200,000.01 - 250,000.00	174	38,626,434.72	9.04%	7.808	358	100.01	658
250,000.01 - 300,000.00	83	22,448,862.51	5.25%	7.715	358	99.38	670
300,000.01 - 350,000.00	45	14,628,486.74	3.42%	7.857	358	99.83	653
350,000.01 - 400,000.00	1	355,000.00	0.08%	7.875	359	100.00	596
400,000.01 - 450,000.00	3	1,302,337.56	0.30%	7.744	358	99.25	654
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.500 - 5.999	3	487,946.00	0.11%	5.875	359	100.00	704
6.000 - 6.499	13	1,832,637.60	0.43%	6.268	359	99.78	684
6.500 - 6.999	151	20,931,461.55	4.90%	6.804	357	100.09	691
7.000 - 7.499	433	60,673,391.99	14.20%	7.230	358	99.97	678
7.500 - 7.999	1,016	130,339,623.44	30.51%	7.723	357	99.93	657
8.000 - 8.499	972	108,157,822.05	25.32%	8.204	357	99.94	629
8.500 - 8.999	808	81,381,681.79	19.05%	8.665	358	99.87	615
9.000 - 9.499	196	18,255,408.33	4.27%	9.134	358	99.95	607
9.500 - 9.999	60	5,060,980.75	1.18%	9.610	358	100.00	598
10.000 -10.499	3	118,900.00	0.03%	10.087	359	100.00	607
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
550-574	1	44,771.22	0.01%	9.375	353	90.00	562
575-599	723	75,617,678.89	17.70%	8.471	358	99.96	589
600-624	853	91,450,252.59	21.40%	8.360	357	99.80	611
625-649	766	88,694,357.81	20.76%	7.939	357	99.92	638
650-674	586	75,664,650.42	17.71%	7.686	357	100.00	660
675-699	333	43,402,256.95	10.16%	7.584	357	100.05	686
700+	393	52,365,885.62	12.26%	7.463	357	99.99	732
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
80.00	1	300,000.00	0.07%	7.625	358	80.00	623
90.00- 94.99	3	485,518.01	0.11%	8.581	358	91.10	591
95.00- 99.99	225	30,680,885.99	7.18%	7.949	357	98.65	647
100.00	3,365	387,797,254.71	90.77%	7.996	357	100.00	643
100.01+	61	7,976,194.79	1.87%	7.525	358	102.93	675
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
180	28	2,260,121.23	0.53%	7.953	179	100.00	661
240	1	171,000.00	0.04%	8.000	239	97.72	615
360	3,626	424,808,732.27	99.43%	7.984	358	99.93	644
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
121-180	28	2,260,121.23	0.53%	7.953	179	100.00	661
181-240	1	171,000.00	0.04%	8.000	239	97.72	615
301-360	3,626	424,808,732.27	99.43%	7.984	358	99.93	644
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
0.01 -20.00	55	4,571,265.76	1.07%	8.194	356	99.94	639
20.01 -25.00	113	10,282,019.19	2.41%	8.145	358	99.80	645
25.01 -30.00	270	25,826,164.07	6.04%	8.118	357	99.79	637
30.01 -35.00	393	41,806,795.24	9.79%	8.046	356	99.99	645
35.01 -40.00	635	70,275,385.82	16.45%	8.006	358	99.95	643
40.01 -45.00	968	118,247,651.13	27.68%	8.058	357	99.97	635
45.01 -50.00	681	89,274,428.93	20.90%	7.862	358	100.00	658
50.01 -55.00	538	66,491,502.49	15.56%	7.870	357	99.81	644
55.01 -60.00	1	319,740.87	0.07%	7.125	357	100.00	644
60.01+	1	144,900.00	0.03%	7.625	359	100.00	619
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
ARM	2,863	349,307,250.76	81.76%	7.918	358	99.93	644
Fixed Rate	792	77,932,602.74	18.24%	8.282	353	99.95	642
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
1/29 6 Mo LIBOR ARM	6	958,078.06	0.22%	8.043	359	98.57	674
2/28 6 Mo LIBOR ARM	1,728	196,798,172.90	46.06%	7.934	358	99.97	643
3/27 6 Mo LIBOR ARM	385	45,928,029.17	10.75%	7.879	358	99.90	649
5/25 6 Mo LIBOR ARM	17	2,243,044.95	0.53%	7.937	358	99.78	680
5YR IO 2/28 6 Mo LIBOR ARM	572	82,222,476.66	19.25%	7.918	358	99.86	642
5YR IO 3/27 6 Mo LIBOR ARM	141	19,112,249.02	4.47%	7.841	358	99.95	648
5YR IO 5/25 6 Mo LIBOR ARM	14	2,045,200.00	0.48%	7.812	359	99.93	664
BALLOON 15/30	2	181,346.22	0.04%	8.485	179	99.98	646
Balloon 5YR IO	1	87,500.00	0.02%	8.000	178	100.00	651
Fixed Rate	744	72,120,173.47	16.88%	8.271	353	99.95	643
Fixed Rate 5Yr IO	45	5,543,583.05	1.30%	8.430	358	99.93	626
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Interest Only	773	109,011,008.73	25.52%	7.929	358	99.88	643
Not Interest Only	2,882	318,228,844.77	74.48%	8.003	357	99.95	644
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Prepay Penalty: 0 months	794	97,138,059.63	22.74%	8.038	357	99.86	650
Prepay Penalty: 12 months	97	13,968,257.57	3.27%	8.171	358	99.85	658
Prepay Penalty: 24 months	1,574	180,382,587.48	42.22%	7.996	358	100.01	641
Prepay Penalty: 36 months	1,190	135,750,948.82	31.77%	7.910	356	99.90	642
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
First Lien	3,655	427,239,853.50	100.00%	7.984	357	99.93	644
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Blended Access	14	1,964,683.55	0.46%	7.782	358	100.00	671
Full Documentation	2,673	284,340,131.05	66.55%	8.069	358	99.98	630
Limited Income Verification	6	919,380.19	0.22%	7.627	359	100.00	667
No Income Verification	819	116,836,003.11	27.35%	7.821	357	99.80	671
Stated Plus Documentation	143	23,179,655.60	5.43%	7.801	358	99.98	678
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Cash Out Refinance	650	100,012,372.14	23.41%	7.988	356	99.72	652
Purchase	2,936	317,163,063.94	74.24%	7.982	358	100.03	641
Rate/Term Refinance	69	10,064,417.42	2.36%	8.006	354	99.12	651
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
2 Units	79	10,672,642.26	2.50%	7.984	358	99.94	652
Condominium	191	22,631,620.17	5.30%	7.939	359	99.94	654
PUD	253	38,295,129.97	8.96%	7.926	358	99.93	645
Single Family	3,132	355,640,461.10	83.24%	7.993	357	99.93	643
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Primary	3,626	422,621,521.06	98.92%	7.988	357	99.95	643
Second Home	29	4,618,332.44	1.08%	7.597	358	98.57	721
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Alabama	78	7,505,043.98	1.76%	8.438	356	99.94	616
Arizona	26	4,181,319.99	0.98%	7.993	357	99.77	637
Arkansas	38	3,759,058.41	0.88%	8.114	358	100.00	632
California	31	7,882,484.83	1.84%	7.707	359	99.84	679
Colorado	28	4,853,736.52	1.14%	7.810	358	99.78	632
Connecticut	13	1,808,487.26	0.42%	8.166	358	100.28	637
Delaware	3	559,760.99	0.13%	8.188	358	100.77	638
District of Columbia	2	454,702.19	0.11%	8.128	358	100.00	671
Florida	138	19,798,256.26	4.63%	8.055	359	99.94	657
Georgia	169	22,128,743.46	5.18%	7.940	357	99.98	640
Idaho	11	1,532,796.20	0.36%	7.968	358	100.00	673
Illinois	253	34,724,010.50	8.13%	7.952	358	99.96	656
Indiana	345	31,964,474.69	7.48%	8.074	356	99.94	636
Iowa	59	5,302,381.46	1.24%	8.337	359	99.92	623
Kansas	21	1,835,768.57	0.43%	8.460	358	99.95	634
Kentucky	99	10,247,574.38	2.40%	7.999	358	100.13	636
Louisiana	19	1,730,744.11	0.41%	8.306	359	99.98	638
Maine	10	1,290,410.30	0.30%	8.048	359	99.99	644
Maryland	54	9,762,537.45	2.29%	7.765	358	100.70	657
Massachusetts	21	4,416,642.36	1.03%	7.824	358	99.70	669
Michigan	249	30,565,147.86	7.15%	7.826	358	99.89	647
Minnesota	124	20,115,153.14	4.71%	7.634	358	99.93	657
Mississippi	2	172,995.00	0.04%	8.414	359	100.00	625
Missouri	114	11,928,859.82	2.79%	8.251	357	99.91	627
Montana	1	202,900.00	0.05%	7.250	359	100.00	670
Nebraska	15	1,370,074.93	0.32%	8.102	359	100.00	644
Nevada	13	2,363,266.66	0.55%	7.455	359	100.18	671
New Hampshire	4	839,294.48	0.20%	8.045	359	99.88	659
New Jersey	32	5,783,787.95	1.35%	7.820	353	98.57	661
New Mexico	11	1,400,467.80	0.33%	8.176	358	99.99	646
New York	111	10,546,228.23	2.47%	8.247	359	99.90	646
North Carolina	172	18,803,821.50	4.40%	8.025	358	99.89	642
North Dakota	4	489,933.84	0.11%	7.629	358	99.20	656
Ohio	516	54,509,810.48	12.76%	7.997	357	99.94	635
Oklahoma	56	5,080,923.76	1.19%	8.276	359	99.96	628
Oregon	18	3,198,614.19	0.75%	7.810	358	100.16	650
Pennsylvania	146	14,171,193.51	3.32%	8.129	357	99.96	646
Rhode Island	4	572,835.91	0.13%	8.217	359	100.00	632
South Carolina	81	7,958,035.75	1.86%	7.985	356	99.99	647
South Dakota	3	167,953.59	0.04%	8.040	359	100.00	627
Tennessee	144	13,204,916.32	3.09%	8.039	354	99.98	634
Texas	228	22,100,012.66	5.17%	8.085	356	99.78	641
Utah	49	6,608,829.75	1.55%	7.703	358	99.80	645
Vermont	1	154,000.00	0.04%	8.250	359	100.00	662
Virginia	29	4,306,397.23	1.01%	7.982	358	100.28	634
Washington	30	5,133,896.12	1.20%	7.520	356	100.11	653
West Virginia	2	233,900.00	0.05%	8.073	359	100.00	704
Wisconsin	77	9,428,169.11	2.21%	8.013	358	99.90	646
Wyoming	1	89,500.00	0.02%	7.999	359	100.00	627
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.000 - 5.499	1	294,950.00	0.08%	5.875	359	100.00	700
5.500 - 5.999	3	376,387.37	0.11%	7.625	354	100.00	663
6.000 - 6.499	1,184	159,667,316.80	45.71%	7.614	358	99.90	644
6.500 - 6.999	990	117,957,835.78	33.77%	8.009	358	99.94	645
7.000 - 7.499	525	56,679,033.23	16.23%	8.360	358	100.00	645
7.500 - 7.999	155	13,875,063.86	3.97%	8.841	358	99.86	644
8.000 - 8.499	5	456,663.72	0.13%	9.124	358	100.00	668
Total	**2,863**	**349,307,250.76**	**100.00%**	**7.918**	**358**	**99.93**	**644**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.500 - 5.999	3	487,946.00	0.14%	5.875	359	100.00	704
6.000 - 6.499	13	1,832,637.60	0.52%	6.268	359	99.78	684
6.500 - 6.999	144	20,276,272.39	5.80%	6.803	359	100.09	690
7.000 - 7.499	415	58,124,851.12	16.64%	7.227	359	99.97	678
7.500 - 7.999	843	110,508,796.45	31.64%	7.717	358	99.92	656
8.000 - 8.499	715	82,625,718.21	23.65%	8.207	358	99.94	625
8.500 - 8.999	564	59,922,547.03	17.15%	8.661	358	99.84	612
9.000 - 9.499	123	11,843,252.48	3.39%	9.126	358	99.94	603
9.500 - 9.999	41	3,594,329.48	1.03%	9.608	358	100.00	597
10.000 -10.499	2	90,900.00	0.03%	10.075	359	100.00	606
Total	**2,863**	**349,307,250.76**	**100.00%**	**7.918**	**358**	**99.93**	**644**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
11.500 -11.999	3	487,946.00	0.14%	5.875	359	100.00	704
12.000 -12.499	13	1,832,637.60	0.52%	6.268	359	99.78	684
12.500 -12.999	144	20,276,272.39	5.80%	6.803	359	100.09	690
13.000 -13.499	415	58,124,851.12	16.64%	7.227	359	99.97	678
13.500 -13.999	842	110,381,296.45	31.60%	7.716	358	99.92	656
14.000 -14.499	715	82,625,718.21	23.65%	8.207	358	99.94	625
14.500 -14.999	564	59,922,547.03	17.15%	8.661	358	99.84	612
15.000 -15.499	123	11,843,252.48	3.39%	9.126	358	99.94	603
15.500 -15.999	41	3,594,329.48	1.03%	9.608	358	100.00	597
16.000 -16.499	2	90,900.00	0.03%	10.075	359	100.00	606
21.000+	1	127,500.00	0.04%	7.750	359	100.00	780
Total	**2,863**	**349,307,250.76**	**100.00%**	**7.918**	**358**	**99.93**	**644**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
2.000	6	958,078.06	0.27%	8.043	359	98.57	674
3.000	2,857	348,349,172.70	99.73%	7.917	358	99.93	644
Total	**2,863**	**349,307,250.76**	**100.00%**	**7.918**	**358**	**99.93**	**644**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
1.000	2,863	349,307,250.76	100.00%	7.918	358	99.93	644
Total	**2,863**	**349,307,250.76**	**100.00%**	**7.918**	**358**	**99.93**	**644**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
06/01/06	2	324,778.06	0.09%	7.925	358	100.00	673
07/01/06	4	633,300.00	0.18%	8.103	359	97.83	675
03/01/07	1	136,626.71	0.04%	8.250	355	100.00	622
04/01/07	21	3,004,912.17	0.86%	7.957	356	99.84	656
05/01/07	85	10,399,410.51	2.98%	8.131	357	99.89	634
06/01/07	1,009	122,333,119.28	35.02%	7.996	358	99.93	640
07/01/07	1,176	142,257,380.89	40.73%	7.857	359	99.95	647
08/01/07	8	889,200.00	0.25%	7.858	360	100.00	623
11/01/07	1	238,543.57	0.07%	7.500	351	100.00	676
01/01/08	1	44,771.22	0.01%	9.375	353	90.00	562
03/01/08	1	84,722.41	0.02%	7.500	355	100.00	641
04/01/08	4	269,531.11	0.08%	7.984	356	100.00	651
05/01/08	31	3,832,808.34	1.10%	7.953	357	99.61	647
06/01/08	234	29,026,350.54	8.31%	8.000	358	99.92	639
06/04/08	1	144,000.00	0.04%	6.875	359	100.00	721
07/01/08	253	31,399,551.00	8.99%	7.740	359	99.95	657
05/01/10	1	71,912.45	0.02%	8.500	357	100.00	624
06/01/10	14	2,064,732.50	0.59%	7.938	358	99.97	670
07/01/10	16	2,151,600.00	0.62%	7.798	359	99.74	675
Total	**2,863**	**349,307,250.76**	**100.00%**	**7.918**	**358**	**99.93**	**644**

Initial Group II Mortgage Loans As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$305,398,341	$35,982	$990,000
Average Scheduled Principal Balance	$259,252		
Number of Mortgage Loans	1,178		
Weighted Average Gross Coupon	7.746%	5.875%	10.125%
Weighted Average FICO Score	664	580	808
Weighted Average Original LTV	99.87%	75.00%	103.00%
Weighted Average Original Term	359 months	180 months	360 months
Weighted Average Stated Remaining Term	358 months	178 months	360 months
Weighted Average Seasoning	2 months	0 months	5 months
Weighted Average Gross Margin	6.442%	5.000%	8.000%
Weighted Average Minimum Interest Rate	7.699%	5.875%	10.125%
Weighted Average Maximum Interest Rate	13.699%	11.875%	16.125%
Weighted Average Initial Rate Cap	2.993%	2.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	25 months	7 months	59 months
Maturity Date		Jun 1 2020	Aug 1 2035
Maximum Zip Code Concentration	0.56%	91362	
ARM	91.32%		
Fixed Rate	8.68%		
1/29 6 Mo LIBOR ARM	0.63%		
2/28 6 Mo LIBOR ARM	32.55%		
3/27 6 Mo LIBOR ARM	9.66%		
5/25 6 Mo LIBOR ARM	0.28%		
5YR IO 2/28 6 Mo LIBOR ARM	41.07%		
5YR IO 3/27 6 Mo LIBOR ARM	6.51%		
5YR IO 5/25 6 Mo LIBOR ARM	0.61%		
BALLOON 15/30	0.04%		
Fixed Rate	7.03%		
Fixed Rate 5Yr IO	1.61%		
Interest Only	49.80%		
Not Interest Only	50.20%		
Prepay Penalty: 0 months	29.63%		
Prepay Penalty: 12 months	7.71%		
Prepay Penalty: 24 months	45.05%		
Prepay Penalty: 36 months	17.61%		

First Lien	100.00%
Blended Access	0.68%
Full Documentation	43.74%
Limited Income Verification	0.22%
No Income Verification	28.33%
Stated Plus Documentation	27.03%
Cash Out Refinance	7.14%
Purchase	92.72%
Rate/Term Refinance	0.14%
2 Units	4.70%
3 Units	0.07%
4 Units	0.15%
Condominium	8.11%
PUD	20.54%
Single Family	66.43%
Primary	99.53%
Second Home	0.47%
Top 5 States:	
California	26.53%
Florida	9.81%
Illinois	5.60%
Ohio	5.35%
New York	4.67%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
0.01 - 50,000.00	7	302,423.58	0.10%	8.645	358	100.00	623
50,000.01 - 100,000.00	105	8,460,809.36	2.77%	8.058	356	100.11	653
100,000.01 - 150,000.00	216	27,688,657.28	9.07%	7.966	358	100.01	642
150,000.01 - 200,000.00	227	39,631,737.91	12.98%	7.968	358	100.09	645
200,000.01 - 250,000.00	152	34,118,654.19	11.17%	7.768	357	100.10	653
250,000.01 - 300,000.00	120	32,965,656.20	10.79%	7.747	358	100.08	663
300,000.01 - 350,000.00	72	23,247,711.04	7.61%	7.650	358	99.99	672
350,000.01 - 400,000.00	69	25,797,225.66	8.45%	7.610	356	100.42	679
400,000.01 - 450,000.00	69	29,418,343.49	9.63%	7.719	356	99.92	661
450,000.01 - 500,000.00	33	15,866,659.64	5.20%	7.649	358	99.99	680
500,000.01 - 550,000.00	34	18,028,159.18	5.90%	7.784	358	99.52	676
550,000.01 - 600,000.00	24	13,963,978.82	4.57%	7.729	359	100.12	681
600,000.01 - 650,000.00	19	11,933,529.13	3.91%	7.626	358	98.78	673
650,000.01 - 700,000.00	9	6,072,995.36	1.99%	7.191	358	96.71	701
700,000.01 - 750,000.00	8	5,889,000.00	1.93%	7.440	359	99.59	679
750,000.01 - 800,000.00	4	3,095,000.00	1.01%	7.557	358	94.96	667
800,000.01 - 850,000.00	2	1,639,000.00	0.54%	7.314	359	100.00	699
850,000.01 - 900,000.00	5	4,443,800.00	1.46%	7.176	359	100.00	702
900,000.01 - 950,000.00	2	1,845,000.00	0.60%	7.312	358	100.00	718
950,000.01 - 1,000,000.00	1	990,000.00	0.32%	7.999	359	100.00	721
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.500 - 5.999	2	921,000.00	0.30%	5.980	358	83.06	657
6.000 - 6.499	10	3,627,778.37	1.19%	6.309	358	94.20	663
6.500 - 6.999	105	33,668,609.92	11.02%	6.840	359	99.97	699
7.000 - 7.499	228	69,508,711.68	22.76%	7.232	358	100.08	689
7.500 - 7.999	385	100,324,368.09	32.85%	7.722	358	99.96	669
8.000 - 8.499	217	48,991,827.20	16.04%	8.214	356	99.95	643
8.500 - 8.999	171	35,025,658.01	11.47%	8.668	356	99.96	622
9.000 - 9.499	49	10,708,871.57	3.51%	9.158	358	99.99	611
9.500 - 9.999	10	2,071,516.00	0.68%	9.598	358	99.86	600
10.000 -10.499	1	550,000.00	0.18%	10.125	359	100.00	616
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
575-599	176	32,265,314.66	10.56%	8.484	356	99.86	590
600-624	154	33,290,353.86	10.90%	8.312	357	99.60	612
625-649	204	54,440,890.75	17.83%	7.900	357	99.62	639
650-674	261	69,966,612.66	22.91%	7.571	358	99.74	661
675-699	164	46,698,088.41	15.29%	7.432	358	100.18	686
700+	219	68,737,080.50	22.51%	7.394	358	100.12	734
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
75.00- 79.99	1	675,000.00	0.22%	6.625	358	75.00	654
80.00	3	1,891,200.00	0.62%	6.220	358	80.00	631
90.00- 94.99	1	405,000.00	0.13%	7.750	358	90.00	599
95.00- 99.99	82	21,387,133.94	7.00%	7.882	357	99.15	662
100.00	1,042	268,538,531.80	87.93%	7.778	358	100.00	664
100.01+	49	12,501,475.10	4.09%	7.115	358	102.95	686
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
180	6	1,243,977.60	0.41%	8.338	179	100.00	619
360	1,172	304,154,363.24	99.59%	7.743	358	99.87	665
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
121-180	6	1,243,977.60	0.41%	8.338	179	100.00	619
301-360	1,172	304,154,363.24	99.59%	7.743	358	99.87	665
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
0.01 -20.00	38	7,188,900.65	2.35%	7.818	353	97.86	646
20.01 -25.00	41	5,941,719.60	1.95%	7.866	357	100.08	655
25.01 -30.00	80	14,657,325.81	4.80%	8.008	358	100.13	647
30.01 -35.00	133	26,911,516.25	8.81%	7.858	358	100.04	655
35.01 -40.00	200	48,472,074.35	15.87%	7.797	358	99.75	659
40.01 -45.00	319	85,742,096.83	28.08%	7.767	357	99.98	665
45.01 -50.00	296	95,782,627.72	31.36%	7.654	358	99.99	674
50.01 -55.00	70	20,582,152.33	6.74%	7.568	359	99.36	662
60.01+	1	119,927.30	0.04%	8.500	358	100.00	636
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
ARM	1,024	278,885,080.10	91.32%	7.699	358	99.85	666
Fixed Rate	154	26,513,260.74	8.68%	8.241	350	100.07	648
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
1/29 6 Mo LIBOR ARM	6	1,935,671.44	0.63%	7.701	358	100.00	668
2/28 6 Mo LIBOR ARM	459	99,412,830.16	32.55%	7.770	358	100.22	656
3/27 6 Mo LIBOR ARM	125	29,503,471.54	9.66%	7.692	359	100.14	662
5/25 6 Mo LIBOR ARM	5	868,781.33	0.28%	7.826	359	100.00	639
5YR IO 2/28 6 Mo LIBOR ARM	353	125,431,838.00	41.07%	7.642	358	99.50	673
5YR IO 3/27 6 Mo LIBOR ARM	70	19,869,087.63	6.51%	7.721	359	99.73	674
5YR IO 5/25 6 Mo LIBOR ARM	6	1,863,400.00	0.61%	7.568	359	100.00	677
BALLOON 15/30	1	119,223.93	0.04%	8.250	178	99.99	671
Fixed Rate	134	21,484,511.81	7.03%	8.162	353	100.14	646
Fixed Rate 5Yr IO	19	4,909,525.00	1.61%	8.588	343	99.80	657
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Interest Only	448	152,073,850.63	49.80%	7.682	358	99.55	673
Not Interest Only	730	153,324,490.21	50.20%	7.810	358	100.19	656
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Prepay Penalty: 0 months	323	90,494,803.71	29.63%	7.835	358	99.76	671
Prepay Penalty: 12 months	64	23,546,732.12	7.71%	7.868	358	99.91	668
Prepay Penalty: 24 months	538	137,579,687.74	45.05%	7.676	358	99.83	664
Prepay Penalty: 36 months	253	53,777,117.27	17.61%	7.722	356	100.13	653
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
First Lien	1,178	305,398,340.84	100.00%	7.746	358	99.87	664
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Blended Access	10	2,089,959.16	0.68%	7.720	358	100.00	663
Full Documentation	642	133,590,556.73	43.74%	7.834	357	99.78	642
Limited Income Verification	3	677,247.84	0.22%	7.442	358	100.00	713
No Income Verification	311	86,505,916.26	28.33%	7.716	359	99.94	684
Stated Plus Documentation	212	82,534,660.85	27.03%	7.638	358	99.93	679
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Cash Out Refinance	46	21,801,294.40	7.14%	7.869	358	98.49	657
Purchase	1,131	283,156,246.44	92.72%	7.736	358	99.97	665
Rate/Term Refinance	1	440,800.00	0.14%	7.990	358	100.00	653
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
2 Units	39	14,356,052.51	4.70%	7.489	359	100.11	684
3 Units	1	215,000.00	0.07%	7.500	359	100.00	682
4 Units	1	444,999.81	0.15%	7.874	358	100.00	749
Condominium	93	24,773,026.34	8.11%	7.887	355	100.00	663
PUD	221	62,728,206.70	20.54%	7.647	358	100.10	667
Single Family	823	202,881,055.48	66.43%	7.777	358	99.76	662
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Primary	1,175	303,970,911.04	99.53%	7.746	358	99.87	664
Second Home	3	1,427,429.80	0.47%	7.715	359	100.00	729
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Alabama	26	4,057,562.34	1.33%	8.009	358	100.17	642
Arizona	12	3,105,570.91	1.02%	7.554	358	99.37	673
Arkansas	11	1,468,192.46	0.48%	8.190	358	100.00	616
California	186	81,009,819.25	26.53%	7.477	357	99.59	680
Colorado	13	3,219,842.17	1.05%	7.851	358	100.00	652
Connecticut	6	2,676,741.35	0.88%	7.729	359	99.10	657
Delaware	2	575,987.93	0.19%	8.500	358	100.00	634
Florida	122	29,959,876.09	9.81%	7.911	358	100.02	670
Georgia	34	6,392,563.28	2.09%	8.029	348	100.00	634
Idaho	1	150,700.00	0.05%	7.625	359	100.00	646
Illinois	61	17,087,525.14	5.60%	7.992	358	99.91	668
Indiana	33	5,279,656.47	1.73%	7.821	349	100.08	655
Iowa	4	570,154.20	0.19%	7.584	358	100.00	673
Kansas	1	190,000.00	0.06%	8.625	359	100.00	614
Kentucky	18	2,559,732.22	0.84%	7.633	358	100.09	660
Louisiana	6	1,156,900.48	0.38%	7.813	359	100.00	630
Maryland	22	7,352,113.03	2.41%	7.581	358	99.33	658
Massachusetts	21	7,435,603.76	2.43%	8.170	359	100.00	666
Michigan	48	10,994,744.30	3.60%	7.679	359	100.06	648
Minnesota	14	3,785,391.93	1.24%	7.555	358	100.00	677
Mississippi	2	238,800.00	0.08%	7.759	359	100.00	664
Missouri	18	3,856,343.47	1.26%	7.930	359	100.06	642
Nebraska	2	513,766.26	0.17%	7.690	358	100.00	659
Nevada	12	4,029,093.43	1.32%	7.404	359	100.00	668
New Hampshire	1	130,000.00	0.04%	8.625	359	100.00	639
New Jersey	44	14,240,855.56	4.66%	7.647	359	99.70	671
New Mexico	3	518,307.55	0.17%	8.351	359	100.00	628
New York	45	14,248,190.01	4.67%	7.868	359	100.11	660
North Carolina	42	8,548,635.93	2.80%	7.874	358	99.99	662
Ohio	87	16,324,850.77	5.35%	7.835	359	99.92	651
Oklahoma	10	1,511,437.49	0.49%	7.991	359	100.26	630
Oregon	15	3,656,292.82	1.20%	7.325	358	100.20	680
Pennsylvania	48	6,805,193.30	2.23%	7.878	359	100.10	656
Rhode Island	5	1,238,728.52	0.41%	8.206	358	99.99	668
South Carolina	26	4,035,268.22	1.32%	7.883	358	100.00	648
Tennessee	26	4,207,708.85	1.38%	8.161	356	100.00	636
Texas	88	13,474,431.54	4.41%	8.007	357	100.00	646
Utah	13	2,911,329.23	0.95%	7.830	358	99.95	651
Virginia	25	10,726,850.57	3.51%	7.633	358	100.38	664
Washington	10	2,258,893.72	0.74%	7.927	358	100.00	641
West Virginia	4	511,890.73	0.17%	8.105	358	98.63	615
Wisconsin	11	2,382,795.56	0.78%	7.705	359	100.00	695
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.000 - 5.499	5	2,961,200.00	1.06%	6.300	358	81.53	639
6.000 - 6.499	481	154,169,985.34	55.28%	7.422	358	100.09	670
6.500 - 6.999	329	75,034,136.43	26.91%	7.879	358	100.00	662
7.000 - 7.499	172	39,528,854.97	14.17%	8.321	359	99.97	660
7.500 - 7.999	35	6,878,903.36	2.47%	8.901	358	99.96	649
8.000 - 8.499	2	312,000.00	0.11%	8.855	359	100.00	664
Total	**1,024**	**278,885,080.10**	**100.00%**	**7.699**	**358**	**99.85**	**666**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.500 - 5.999	2	921,000.00	0.33%	5.980	358	83.06	657
6.000 - 6.499	10	3,627,778.37	1.30%	6.309	358	94.20	663
6.500 - 6.999	100	32,919,459.93	11.80%	6.838	359	99.96	699
7.000 - 7.499	220	68,383,122.02	24.52%	7.233	358	100.08	689
7.500 - 7.999	341	92,488,473.67	33.16%	7.718	358	99.94	668
8.000 - 8.499	179	43,124,655.99	15.46%	8.214	358	99.91	644
8.500 - 8.999	128	27,382,270.36	9.82%	8.678	358	100.00	618
9.000 - 9.499	34	7,591,703.76	2.72%	9.163	358	100.00	609
9.500 - 9.999	9	1,896,616.00	0.68%	9.596	358	99.84	598
10.000 -10.499	1	550,000.00	0.20%	10.125	359	100.00	616
Total	**1,024**	**278,885,080.10**	**100.00%**	**7.699**	**358**	**99.85**	**666**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
11.500 -11.999	2	921,000.00	0.33%	5.980	358	83.06	657
12.000 -12.499	10	3,627,778.37	1.30%	6.309	358	94.20	663
12.500 -12.999	100	32,919,459.93	11.80%	6.838	359	99.96	699
13.000 -13.499	220	68,383,122.02	24.52%	7.233	358	100.08	689
13.500 -13.999	341	92,488,473.67	33.16%	7.718	358	99.94	668
14.000 -14.499	179	43,124,655.99	15.46%	8.214	358	99.91	644
14.500 -14.999	128	27,382,270.36	9.82%	8.678	358	100.00	618
15.000 -15.499	34	7,591,703.76	2.72%	9.163	358	100.00	609
15.500 -15.999	9	1,896,616.00	0.68%	9.596	358	99.84	598
16.000 -16.499	1	550,000.00	0.20%	10.125	359	100.00	616
Total	**1,024**	**278,885,080.10**	**100.00%**	**7.699**	**358**	**99.85**	**666**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
2.000	6	1,935,671.44	0.69%	7.701	358	100.00	668
3.000	1,018	276,949,408.66	99.31%	7.699	358	99.85	666
Total	**1,024**	**278,885,080.10**	**100.00%**	**7.699**	**358**	**99.85**	**666**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
1.000	1,024	278,885,080.10	100.00%	7.699	358	99.85	666
Total	**1,024**	**278,885,080.10**	**100.00%**	**7.699**	**358**	**99.85**	**666**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
03/01/06	1	201,812.52	0.07%	7.250	355	99.98	669
06/01/06	1	669,538.92	0.24%	7.875	358	100.00	602
07/01/06	4	1,064,320.00	0.38%	7.678	359	100.00	710
03/01/07	1	190,675.34	0.07%	8.375	355	99.98	730
04/01/07	3	459,019.07	0.16%	8.307	356	100.00	645
05/01/07	28	7,970,345.92	2.86%	7.748	357	98.39	659
06/01/07	397	112,600,148.74	40.38%	7.752	358	99.70	664
07/01/07	380	103,008,029.09	36.94%	7.630	359	100.06	668
08/01/07	3	616,450.00	0.22%	8.010	360	100.00	687
04/01/08	2	414,650.75	0.15%	8.001	356	100.00	648
05/01/08	4	1,673,045.24	0.60%	7.500	357	99.12	655
06/01/08	71	16,129,923.18	5.78%	7.709	358	99.92	663
07/01/08	115	30,092,290.00	10.79%	7.696	359	100.05	669
08/01/08	3	1,062,650.00	0.38%	8.037	360	100.00	692
06/01/10	4	983,281.33	0.35%	8.309	358	100.00	668
07/01/10	7	1,748,900.00	0.63%	7.280	359	100.00	664
Total	**1,024**	**278,885,080.10**	**100.00%**	**7.699**	**358**	**99.85**	**666**

First Franklin Mortgage Loan Trust 2005-FFH3, Asset-Backed Certificates, Series 2005-FFH3

Marketing Materials



$631,142,000 (Approximate)

Financial Asset Securities Corp.
Depositor

National City Home Loan Services, Inc.
Servicer

First Franklin Financial Corporation
Originator

RBS Greenwich Capital
Lead Underwriter

FOR ADDITIONAL INFORMATION PLEASE CALL:

RBS GREENWICH CAPITAL	
Asset-Backed Finance	
Patrick Leo	(203) 618-2952
Greg McSweeney	(203) 618-2429
Trading	
Ron Weibye	(203) 625-6160
Peter McMullin	(203) 625-6160

RATING AGENCIES	
Moody's	
Kruti Muni	(201) 915-8733
Fitch	
Vanessa Purwin	(212) 908-0269
DBRS	
Quincy Tang	(212) 806-3256

Preliminary Term Sheet ***As of August 3, 2005***

$631,142,000 (Approximate)
First Franklin Mortgage Loan Trust 2005-FFH3
Asset-Backed Certificates, Series 2005-FFH3
Subject to a +/- 10% Variance

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat [4]	Payment Window (Mths) Call/Mat [4]	Expected Rating Moody's/Fitch/DBRS	Assumed Final Distribution Date	Certificate Type
I-A1	$476,263,000	Not Offered Hereby		Aaa/AAA/AAA	August 2035	Floating Rate Senior
II-A1	$133,000,000	1.00 / 1.00	1-20 / 1-20	Aaa/AAA/AAA	August 2035	Floating Rate Senior
II-A2	$185,000,000	2.67 / 2.67	20-72 / 20-72	Aaa/AAA/AAA	August 2035	Floating Rate Senior
II-A3	$22,982,000	6.51 / 8.30	72-79 / 72-166	Aaa/AAA/AAA	August 2035	Floating Rate Senior
M-1	$71,955,000	4.81 / 5.27	43-79 / 43-161	Aa1/AA+/AA (high)	August 2035	Floating Rate Subordinate
M-2	$36,855,000	4.71 / 5.16	42-79 / 42-149	Aa1/AA/AA (high)	August 2035	Floating Rate Subordinate
M-3	$29,835,000	4.67 / 5.11	41-79 / 41-145	Aa2/AA-/AA	August 2035	Floating Rate Subordinate
M-4	$29,835,000	4.65 / 5.08	40-79 / 40-140	Aa3/A+/AA (low)	August 2035	Floating Rate Subordinate
M-5	$28,665,000	4.63 / 5.05	39-79 / 39-136	A1/A/A (high)	August 2035	Floating Rate Subordinate
M-6	$28,080,000	4.62 / 5.02	38-79 / 38-130	A2/A-/A	August 2035	Floating Rate Subordinate
M-7	$26,910,000	4.61 / 4.98	38-79 / 38-124	A3/BBB+/A (low)	August 2035	Floating Rate Subordinate
M-8	$19,305,000	4.61 / 4.94	38-79 / 38-117	Baa1/BBB/BBB (high)	August 2035	Floating Rate Subordinate
M-9	$6,435,000	4.60 / 4.91	37-79 / 37-110	Baa2/BBB/BBB	August 2035	Floating Rate Subordinate
M-10	$12,285,000	4.59 / 4.87	37-79 / 37-107	Baa3/BBB-/BBB (low)	August 2035	Floating Rate Subordinate
B-1[5]	$12,285,000	Not Offered Hereby		Ba1/BB+/BB (high)	August 2035	Floating Rate Subordinate
B-2[5]	$11,700,000	Not Offered Hereby		Ba2/BB/BB	August 2035	Floating Rate Subordinate
B-3[5]	$11,115,000	Not Offered Hereby		NR/BB-/BB (low)	August 2035	Floating Rate Subordinate
B-4[5]	$16,380,000	Not Offered Hereby		NR/B+/B (high)	August 2035	Floating Rate Subordinate
Total:	**$1,158,885,000**					

(1) The Class I-A1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class II-A1, Class II-A2 and Class II-A3 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) Each Class of Certificates is priced to call. The margin on the Class I-A1, Class II-A1, Class II-A2 and Class II-A3 Certificates will double on the first Distribution Date after the Optional Termination Date may first be exercised. The margin on each of Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates will be equal to 1.5x the original margin on first Distribution Date after the Optional Termination may first be exercised.

(3) See "Net WAC Rate" herein.

(4) See "Pricing Prepayment Speed" herein.

(5) The Class B Certificates (as defined herein) will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers. The Class B Certificates are described herein because their amount, structure, collateral, rights, risks and other characteristics affect the amount, structure, collateral, rights, risks and other characteristics of the Offered Certificates.

Depositor:	Financial Asset Securities Corp.
Servicer:	National City Home Loan Services, Inc.
Lead Underwriter:	Greenwich Capital Markets, Inc.

Trustee: Deutsche Bank National Trust Company.

Originator: First Franklin Financial Corporation ("***First Franklin***"), a subsidiary of National City Corporation.

Offered Certificates: The Class I-A1 Certificates (together, the "***Group I Certificates***") and the Class II-A1, Class II-A2 and Class II-A3 Certificates (together, the "***Group II Certificates***," and collectively with the Group I Certificates, the "***Class A Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates (together, the "***Class M Certificates***"). The Class A Certificates and the Class M Certificates are referred to herein as the "***Offered Certificates***." The Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (together, the "***Class B Certificates***" and together with the Class M Certificates, the "***Subordinate Certificates***") will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "***Privately Offered Certificates***." The Class A Certificates, Class M Certificates and the Privately Offered Certificates are collectively referred to herein as the "***Certificates***."

Federal Tax Status: The Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration: The Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.

Cut-off Date: The close of business on August 1, 2005.

Expected Pricing Date: On or about the week of August [5], 2005.

Expected Closing Date: On or about August 26, 2005.

Expected Settlement Date: On or about August 26, 2005.

Distribution Date: The 25th day of each month (or if not a business day, the next succeeding business day) commencing in September 2005.

Accrued Interest: The price to be paid by investors for the Certificates will not include accrued interest (settling flat).

Interest Accrual Period: The interest accrual period for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility: The Class I-A1, Class II-A1, Class II-A2 and Class II-A3 Certificates are expected to be ERISA eligible.

Representations and Warranties: The Seller and/or the Originator will make certain representations and warranties with respect to the Mortgage Loans as of the Closing Date, including, but not limited to, the following:

(i) All Mortgage Loans were originated in compliance with all applicable laws, including, but not limited to, all applicable anti-predatory lending laws; and
(ii) no Mortgage Loan is a High Cost Loan or a Covered Loan, as applicable (as such terms are defined in Standard & Poor's LEVELS Version 5.6 Glossary Revised, Appendix E).

SMMEA Eligibility: The Class A Certificates and the Class M-1, Class M-2 and Class M-3 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount.

Pricing Prepayment Speed: The Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Initial Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $732,638,194 of which: (i) approximately $427,239,854 consisted of a pool of conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Initial Group I Mortgage Loans***") and (ii) approximately $305,398,341 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Initial Group II Mortgage Loans***" together with the Initial Group I Mortgage Loans, the "***Initial Mortgage Loans***").

Pre-Funding Account: An account (the "***Pre-Funding Account***") will be established on the Closing Date into which approximately $437,361,806 (the "***Original Pre-Funded Amount***") will be deposited, of which approximately (i) $254,596,844 will be used to purchase subsequent conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group I Subsequent Mortgage Loans***", and together with the Initial Group I Mortgage Loans, the "***Group I Mortgage Loans***") and (ii) $182,764,961 will be used to purchase subsequent conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Subsequent Mortgage Loans***" and together with the Initial Group II Mortgage Loans, the "***Group II Mortgage Loans***"). The aggregate of the Group I Subsequent Mortgage Loans and Group II Subsequent Mortgage Loans is referred to herein as the "***Subsequent Mortgage Loans.***" On or prior to November 23, 2005 (the "***Pre-Funding Period***"), the amounts on deposit in the Pre-Funding Account will be used to purchase Subsequent Mortgage Loans having similar characteristics to the related Initial Mortgage Loans (with any unused portion of such deposit amount to be distributed as a payment of principal of the related Offered Certificates on the Distribution Date immediately following such date). The Group I Mortgage Loans and Group II Mortgage Loans are referred to herein as the "***Mortgage Loans.***"

On the Closing Date, there may be up to [2.00]% of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date that are 30 days or more delinquent.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Pass-Through Rate: The "***Pass-Through Rate***" on each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate:

The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the Maximum Cap.

Net WAC Rate:

The "***Net WAC Rate***" for any Distribution Date, will be the annual rate equal to the product of (a) a fraction, expressed as a percentage, the numerator of which is (i) the amount of interest which accrued on the Mortgage Loans in the prior calendar month minus (ii) the sum of the trustee fee for such Distribution Date and the denominator of which is the sum of (i) the aggregate principal balance of the Mortgage Loans as of the last day of the immediately preceding Distribution Date (or as of the Cut-off Date with respect to the first Distribution Date), after giving effect to principal prepayments received during the related prepayment period and (ii) any amounts on deposit in the Pre-Funding Account, and (b) a fraction whose numerator is 30 and whose denominator is the actual number of days in the related Accrual Period.

Maximum Cap:

The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net WAC Rate Carryover Amount:

If, on any Distribution Date, the related Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Certificates, *pro rata*, based on aggregate certificate principal balance of such Certificates. On each Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360. The Yield Maintenance Agreement will terminate after the Distribution Date June 2008.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Excess Cashflow:

The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Class A, Class M, Class B and Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.95% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and the Original Pre-Funded Amount. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Required Overcollateralization Amount:

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal:
(i) prior to the Stepdown Date, 0.95% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and the Original Pre-Funded Amount; and
(ii) on or after the Stepdown Date, the greater of:
(a) 1.90% of the current aggregate principal balance of the Mortgage Loans;
(b) 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***OC Floor***").

On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero and
(ii) the later to occur of
(x) the Distribution Date occurring in September 2008 and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 60.30%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the sum of (i) aggregate principal balance of the Mortgage Loans and (ii) any amounts remaining on deposit in the Pre-Funding Account.

Credit Support:

Initial Credit Enhancement		**Target Credit Enhancement After Stepdown Date**	
Rating	**Percent**	**Rating**	**Percent**
A	30.15%	A	60.30%
M-1	24.00%	M-1	48.00%
M-2	20.85%	M-2	41.70%
M-3	18.30%	M-3	36.60%
M-4	15.75%	M-4	31.50%
M-5	13.30%	M-5	26.60%
M-6	10.90%	M-6	21.80%
M-7	8.60%	M-7	17.20%
M-8	6.95%	M-8	13.90%
M-9	6.40%	M-9	12.80%
M-10	5.35%	M-10	10.70%
B-1	4.30%	B-1	8.60%
B-2	3.30%	B-2	6.60%
B-3	2.35%	B-3	4.70%
B-4	0.95%	B-4	1.90%

Delinquency Trigger Event: While the Class A Certificates are outstanding, a "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [26.00]% of the Credit Enhancement Percentage. After the Distribution Date on which the Class A Certificates have been reduced to zero, a "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [36.00]% of the Credit Enhancement Percentage.

Loss Trigger Event: A "***Loss Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the sum of (i) the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount, for the related Distribution Date are greater than:

Distribution Date	Percentage
September 2007 to August 2008	[1.40]% initially, plus 1/12th of [1.80]% for each month thereafter
September 2008 to August 2009	[3.20]% initially, plus 1/12th of [1.80]% for each month thereafter
September 2009 to August 2010	[5.00]% initially, plus 1/12th of [1.45]% for each month thereafter
September 2010 to August 2011	[6.45]% initially, plus 1/12th of [0.80]% for each month thereafter
September 2011 and thereafter	[7.25]%

Trigger Event: A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-4 Certificates, second to the Class B-3 Certificates, third to the Class B-2 Certificates, fourth to the Class B-1 Certificates, fifth to the Class M-10 Certificates, sixth to the Class M-9 Certificates, seventh to the Class M-8, eighth to the Class M-7 Certificates, ninth to the Class M-6 Certificates, tenth to the Class M-5 Certificates, eleventh to the Class M-4 Certificates, twelfth to the Class M-3 Certificates, thirteenth to the Class M-2 Certificates and fourteenth to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Class A Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the Class M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates, twelfth, monthly interest to the Class M-10 Certificates, thirteenth, monthly interest to the Class B-1 Certificates, fourteenth, monthly interest to the Class B-2 Certificates, fifteenth, monthly interest to the Class B-3 Certificates and sixteenth, monthly interest to the Class B-4 Certificates.
2) Principal funds, as follows: monthly principal to the Class A Certificates, generally *pro rata* based on the principal collected in the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates, as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," then monthly principal to the Class M-6 Certificates as described under "Principal Paydown," then monthly principal to the Class M-7 Certificates as described under "Principal Paydown," then monthly principal to the Class M-8 Certificates as described under "Principal Paydown," then monthly principal to the Class M-9 Certificates as described under "Principal Paydown," then monthly principal to the Class M-10 Certificates as described under "Principal Paydown," then monthly principal to the Class B-1 Certificates as described under "Principal Paydown," then monthly principal to the Class B-2 Certificates as described under "Principal Paydown," then monthly principal to the Class B-3 Certificates as described under "Principal Paydown," and then monthly principal to the Class B-4 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Class A, Class M and Class B Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below.
4) Any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class M-10 Certificates, then any unpaid applied Realized Loss amount to the Class M-10 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized

Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates, then any unpaid applied Realized Loss amount to the Class B-2 Certificates, then any previously unpaid interest to the Class B-3 Certificates and then any unpaid applied Realized Loss amount to the Class B-3 Certificates, then any previously unpaid interest to the Class B-4 Certificates and then any unpaid applied Realized Loss amount to the Class B-4 Certificates.

5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Class A Certificates *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class M-10 Certificates, then to the Class B-1 Certificates, then to the Class B-2 Certificates, then to the Class B-3 Certificates and lastly to the Class B-4 Certificates.

6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Class A Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates, 7) Class M-7 Certificates, 8) Class M-8 Certificates, 9) Class M-9 Certificates, 10) Class M-10 Certificates, 11) Class B-1 Certificates, 12) Class B-2 Certificates, 13) Class B-3 Certificates and 14) Class B-4 Certificates sequentially.

On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, generally pro rata based on the principal collected in the related loan group, such that the Class A Certificates will have at least 60.30% credit enhancement, second to the Class M-1 Certificates, such that the Class M-1 Certificates will have at least 48.00% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 41.70% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 36.60% credit, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 31.50% credit, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 26.60% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 21.80% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 17.20% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 13.90% credit enhancement, tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 12.80% credit enhancement, eleventh to the Class M-10 Certificates such that the Class M-10 Certificates will have at least 10.70% credit enhancement, twelfth, to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 8.60% credit enhancement, thirteenth, to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 6.60% credit enhancement, fourteenth, to the Class B-3 Certificates such that the Class B-3 Certificates will have at least 4.70% credit enhancement and fifteenth, to the Class B-4 Certificates such that the Class B-4 Certificates will have at least 1.90% credit enhancement (subject, in the case of the most subordinate certificate outstanding).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class I-A1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.13	2.67	2.29	1.85	1.54
MDUR (yr)	2.80	2.43	2.11	1.73	1.46
First Prin Pay	1	1	1	1	1
Last Prin Pay	111	92	79	66	34

Class I-A1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.34	2.84	2.44	1.98	1.54
MDUR (yr)	2.93	2.54	2.21	1.82	1.46
First Prin Pay	1	1	1	1	1
Last Prin Pay	244	207	178	156	34

Class II-A1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.23	1.10	1.00	0.90	0.82
MDUR (yr)	1.18	1.06	0.96	0.87	0.79
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	21	20	18	16

Class II-A1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.23	1.10	1.00	0.90	0.82
MDUR (yr)	1.18	1.06	0.96	0.87	0.79
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	21	20	18	16

Weighted Average Life Tables

Class II-A2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.72	3.16	2.67	2.13	1.91
MDUR (yr)	3.36	2.90	2.48	2.00	1.81
First Prin Pay	24	21	20	18	16
Last Prin Pay	102	85	72	35	31

Class II-A2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.72	3.16	2.67	2.13	1.91
MDUR (yr)	3.36	2.90	2.48	2.00	1.81
First Prin Pay	24	21	20	18	16
Last Prin Pay	102	85	72	35	31

Class II-A3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	9.18	7.60	6.51	4.40	2.68
MDUR (yr)	7.55	6.44	5.63	3.94	2.49
First Prin Pay	102	85	72	35	31
Last Prin Pay	111	92	79	66	34

Class II-A3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.83	9.79	8.30	5.84	2.68
MDUR (yr)	9.17	7.89	6.88	5.00	2.49
First Prin Pay	102	85	72	35	31
Last Prin Pay	233	195	166	141	34

Weighted Average Life Tables

Class M-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.29	4.81	5.03	4.44
MDUR (yr)	5.39	4.62	4.26	4.46	3.98
First Prin Pay	41	38	43	51	34
Last Prin Pay	111	92	79	66	56

Class M-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.97	5.84	5.27	5.47	5.91
MDUR (yr)	5.80	4.99	4.58	4.78	5.10
First Prin Pay	41	38	43	51	34
Last Prin Pay	222	187	161	140	127

Class M-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.28	4.71	4.49	4.38
MDUR (yr)	5.38	4.61	4.18	4.02	3.93
First Prin Pay	41	38	42	47	48
Last Prin Pay	111	92	79	66	56

Class M-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.96	5.82	5.16	4.89	4.71
MDUR (yr)	5.78	4.97	4.49	4.31	4.19
First Prin Pay	41	38	42	47	48
Last Prin Pay	209	175	149	128	108

Weighted Average Life Tables

Class M-3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.28	4.67	4.34	4.08
MDUR (yr)	5.38	4.61	4.14	3.89	3.68
First Prin Pay	41	38	41	45	45
Last Prin Pay	111	92	79	66	56

Class M-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.95	5.81	5.11	4.73	4.40
MDUR (yr)	5.77	4.96	4.45	4.17	3.93
First Prin Pay	41	38	41	45	45
Last Prin Pay	203	170	145	124	104

Class M-4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.28	4.65	4.24	3.91
MDUR (yr)	5.37	4.59	4.11	3.80	3.53
First Prin Pay	41	37	40	43	42
Last Prin Pay	111	92	79	66	56

Class M-4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.93	5.80	5.08	4.62	4.23
MDUR (yr)	5.75	4.94	4.41	4.08	3.78
First Prin Pay	41	37	40	43	42
Last Prin Pay	198	165	140	120	101

Weighted Average Life Tables

Class M-5 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.63	4.18	3.80
MDUR (yr)	5.35	4.58	4.09	3.74	3.43
First Prin Pay	41	37	39	41	40
Last Prin Pay	111	92	79	66	56

Class M-5 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.92	5.78	5.05	4.54	4.10
MDUR (yr)	5.72	4.91	4.38	4.00	3.67
First Prin Pay	41	37	39	41	40
Last Prin Pay	191	159	136	116	97

Class M-6 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.62	4.13	3.72
MDUR (yr)	5.34	4.57	4.07	3.69	3.36
First Prin Pay	41	37	38	40	39
Last Prin Pay	111	92	79	66	56

Class M-6 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.89	5.76	5.02	4.48	4.01
MDUR (yr)	5.69	4.89	4.35	3.95	3.58
First Prin Pay	41	37	38	40	39
Last Prin Pay	184	153	130	111	93

Weighted Average Life Tables

Class M-7 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.61	4.09	3.66
MDUR (yr)	5.24	4.50	4.00	3.61	3.27
First Prin Pay	41	37	38	39	38
Last Prin Pay	111	92	79	66	56

Class M-7 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.85	5.73	4.98	4.42	3.93
MDUR (yr)	5.56	4.79	4.26	3.84	3.48
First Prin Pay	41	37	38	39	38
Last Prin Pay	176	146	124	105	89

Class M-8 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.61	4.07	3.62
MDUR (yr)	5.20	4.47	3.98	3.58	3.22
First Prin Pay	41	37	38	38	37
Last Prin Pay	111	92	79	66	56

Class M-8 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.81	5.69	4.94	4.37	3.86
MDUR (yr)	5.49	4.73	4.21	3.79	3.40
First Prin Pay	41	37	38	38	37
Last Prin Pay	165	137	117	99	83

Weighted Average Life Tables

Class M-9 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.60	4.04	3.61
MDUR (yr)	5.16	4.44	3.96	3.53	3.20
First Prin Pay	41	37	37	38	37
Last Prin Pay	111	92	79	66	56

Class M-9 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.77	5.66	4.91	4.31	3.84
MDUR (yr)	5.43	4.68	4.16	3.73	3.37
First Prin Pay	41	37	37	38	37
Last Prin Pay	156	129	110	93	78

Class M-10 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.59	4.04	3.58
MDUR (yr)	5.05	4.36	3.88	3.48	3.14
First Prin Pay	41	37	37	38	36
Last Prin Pay	111	92	79	66	56

Class M-10 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.73	5.63	4.87	4.29	3.79
MDUR (yr)	5.28	4.57	4.06	3.65	3.29
First Prin Pay	41	37	37	38	36
Last Prin Pay	152	126	107	91	76

Weighted Average Life Tables

Class B-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.59	4.04	3.57
MDUR (yr)	4.96	4.29	3.82	3.44	3.09
First Prin Pay	41	37	37	38	36
Last Prin Pay	111	92	79	66	56

Class B-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.66	5.57	4.83	4.25	3.74
MDUR (yr)	5.15	4.46	3.97	3.58	3.21
First Prin Pay	41	37	37	38	36
Last Prin Pay	145	120	102	86	72

Class B-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.59	4.02	3.57
MDUR (yr)	4.96	4.29	3.82	3.42	3.09
First Prin Pay	41	37	37	37	35
Last Prin Pay	111	92	79	66	56

Class B-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.56	5.48	4.75	4.17	3.69
MDUR (yr)	5.09	4.41	3.93	3.52	3.18
First Prin Pay	41	37	37	37	35
Last Prin Pay	135	112	95	80	68

Weighted Average Life Tables

Class B-3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.30	5.27	4.59	4.01	3.53
MDUR (yr)	5.10	4.39	3.90	3.48	3.11
First Prin Pay	41	37	37	37	35
Last Prin Pay	111	92	79	66	56

Class B-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.39	5.34	4.64	4.06	3.58
MDUR (yr)	5.15	4.44	3.94	3.51	3.14
First Prin Pay	41	37	37	37	35
Last Prin Pay	124	102	87	73	62

Class B-4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.86	4.91	4.27	3.76	3.33
MDUR (yr)	4.82	4.15	3.68	3.29	2.95
First Prin Pay	41	37	37	37	35
Last Prin Pay	109	90	77	65	55

Class B-4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.86	4.91	4.27	3.76	3.33
MDUR (yr)	4.82	4.15	3.68	3.29	2.95
First Prin Pay	41	37	37	37	35
Last Prin Pay	109	90	77	65	55

Yield Maintenance Agreement Schedule and Strike Rates For Offered Certificates and Class B Certificates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	0	0.00000	0.00000
2	1,154,477,032	7.356783	10.00000
3	1,146,932,161	7.119350	10.00000
4	1,137,986,275	7.356521	10.00000
5	1,127,650,736	7.119059	10.00000
6	1,115,942,037	7.118885	10.00000
7	1,102,881,832	7.881407	10.00000
8	1,088,496,929	7.118475	10.00000
9	1,072,819,263	7.355514	10.00000
10	1,055,885,829	7.117981	10.00000
11	1,037,738,587	7.357785	10.00000
12	1,018,530,898	7.122184	10.00000
13	998,363,300	7.124821	10.00000
14	977,379,587	7.362162	10.00000
15	955,625,858	7.124602	10.00000
16	933,151,833	7.362096	10.00000
17	910,010,255	7.126055	10.00000
18	886,256,777	7.127230	10.00000
19	861,949,411	7.892737	10.00000
20	837,148,493	7.129262	10.00000
21	811,916,149	7.367345	10.00000
22	786,316,279	7.130208	10.00000
23	760,414,102	8.317379	10.00000
24	734,808,115	8.351074	10.00000
25	709,683,939	9.104745	10.00000
26	685,460,605	9.404978	10.00000
27	662,065,197	9.098409	10.00000
28	639,469,080	9.398368	10.00000
29	617,644,615	9.395224	10.00000
30	596,573,119	9.491865	10.00000
31	0	10.000000	10.00000
32	556,578,568	9.732651	10.00000
33	0	10.000000	10.00000
34	519,269,750	9.723154	10.00000

Effective Available Funds Schedule for Offered Certificates and Class B Certificates

Assumptions to Optional Termination

Period	NWC [1] (%)	NWC [2,3] (%)	Period	NWC [1] (%)	NWC [2,3] (%)	Period	NWC [1] (%)	NWC [2,3] (%)
1	N/A	N/A	28	9.40	10.00	55	12.95	12.95
2	7.36	10.00	29	9.40	10.00	56	11.69	11.69
3	7.12	10.00	30	9.49	10.00	57	12.06	12.06
4	7.36	10.00	31	10.41	10.41	58	11.66	11.66
5	7.12	10.00	32	9.73	10.00	59	12.04	12.04
6	7.12	10.00	33	10.05	10.05	60	11.65	11.65
7	7.88	10.00	34	9.72	10.00	61	11.65	11.65
8	7.12	10.00	35	10.52	10.52	62	12.03	12.03
9	7.36	10.00	36	10.38	10.38	63	11.63	11.63
10	7.12	10.00	37	10.80	10.80	64	12.00	12.00
11	7.36	10.00	38	11.15	11.15	65	11.61	11.61
12	7.12	10.00	39	10.79	10.79	66	11.60	11.60
13	7.12	10.00	40	11.14	11.14	67	12.83	12.83
14	7.36	10.00	41	11.12	11.12	68	11.57	11.57
15	7.12	10.00	42	11.24	11.24	69	11.95	11.95
16	7.36	10.00	43	12.77	12.77	70	11.55	11.55
17	7.13	10.00	44	11.52	11.52	71	11.92	11.92
18	7.13	10.00	45	11.90	11.90	72	11.53	11.53
19	7.89	10.00	46	11.50	11.50	73	11.52	11.52
20	7.13	10.00	47	11.93	11.93	74	11.89	11.89
21	7.37	10.00	48	11.57	11.57	75	11.49	11.49
22	7.13	10.00	49	11.62	11.62	76	11.86	11.86
23	8.32	10.00	50	12.00	12.00	77	11.46	11.46
24	8.35	10.00	51	11.60	11.60	78	11.45	11.45
25	9.10	10.00	52	11.97	11.97	79	12.23	12.23
26	9.40	10.00	53	11.63	11.63			
27	9.10	10.00	54	11.65	11.65			

(1) Assumes 1mLIBOR remains constant at 3.54%, 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the Pricing Prepayment Speed.

(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(3) Assumes proceeds from the Yield Maintenance Agreement included.

EXCESS SPREAD [1,2]

Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	(3) Excess Spread Under STATIC LIBOR (%)	Excess Spread Under FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	(3) Excess Spread Under STATIC LIBOR (%)	Excess Spread Under FORWARD LIBOR (%)
1	3.540	3.960	0.72	0.72	41	4.619	4.670	5.18	4.62
2	3.709	4.082	3.37	3.20	42	4.619	4.674	5.18	4.63
3	3.876	4.186	3.23	2.89	43	4.620	4.681	5.60	5.19
4	4.027	4.271	3.37	2.88	44	4.624	4.688	5.18	4.65
5	4.176	4.337	3.23	2.58	45	4.629	4.696	5.31	4.82
6	4.236	4.380	3.23	2.52	46	4.636	4.704	5.17	4.63
7	4.259	4.411	3.62	2.96	47	4.645	4.710	5.31	4.81
8	4.326	4.439	3.22	2.42	48	4.657	4.716	5.17	4.63
9	4.377	4.459	3.35	2.52	49	4.666	4.721	5.17	4.63
10	4.412	4.472	3.21	2.32	50	4.669	4.725	5.30	4.79
11	4.428	4.481	3.34	2.47	51	4.672	4.730	5.16	4.61
12	4.423	4.490	3.21	2.31	52	4.676	4.735	5.30	4.78
13	4.423	4.501	3.21	2.30	53	4.680	4.740	5.16	4.61
14	4.440	4.515	3.33	2.44	54	4.685	4.746	5.16	4.61
15	4.455	4.527	3.19	2.26	55	4.690	4.752	5.57	5.14
16	4.468	4.539	3.32	2.40	56	4.695	4.759	5.15	4.60
17	4.479	4.551	3.18	2.22	57	4.701	4.766	5.29	4.77
18	4.490	4.564	3.17	2.21	58	4.708	4.773	5.15	4.59
19	4.501	4.579	3.57	2.69	59	4.715	4.780	5.30	4.77
20	4.512	4.593	3.16	2.17	60	4.723	4.787	5.17	4.61
21	4.524	4.606	3.29	2.31	61	4.730	4.794	5.17	4.62
22	4.539	4.617	3.14	2.13	62	4.737	4.800	5.31	4.79
23	4.556	4.626	4.09	3.21	63	4.743	4.805	5.17	4.60
24	4.577	4.631	4.23	3.33	64	4.749	4.811	5.31	4.77
25	4.589	4.633	4.91	4.08	65	4.755	4.816	5.17	4.60
26	4.589	4.634	5.03	4.24	66	4.760	4.821	5.17	4.60
27	4.589	4.635	4.88	4.05	67	4.766	4.825	5.59	5.14
28	4.588	4.637	5.01	4.21	68	4.770	4.830	5.18	4.60
29	4.589	4.639	4.85	4.11	69	4.775	4.833	5.31	4.78
30	4.589	4.644	4.84	4.14	70	4.779	4.836	5.18	4.60
31	4.591	4.650	5.10	4.57	71	4.784	4.839	5.31	4.78
32	4.594	4.656	4.81	4.20	72	4.787	4.842	5.18	4.60
33	4.599	4.662	4.93	4.35	73	4.790	4.846	5.18	4.60
34	4.605	4.666	4.77	4.15	74	4.792	4.849	5.32	4.78
35	4.614	4.668	5.05	4.48	75	4.794	4.853	5.19	4.60
36	4.625	4.669	4.99	4.39	76	4.797	4.858	5.32	4.78
37	4.629	4.668	5.14	4.55	77	4.801	4.864	5.19	4.61
38	4.626	4.666	5.30	4.75	78	4.805	4.870	5.19	4.61
39	4.622	4.666	5.18	4.59	79	4.810	4.877	5.47	4.97
40	4.620	4.667	5.32	4.77					

(1) Assumes the Pricing Prepayment Speed

(2) Calculated as (a) interest collections on the collateral (net of the trust administrations and servicing fees), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period.

(3) Assumes 1mLIBOR stays at 3.540% and 6mLIBOR stays at 3.960%.

BREAKEVEN LOSSES

Class	**M-1**	**M-2**	**M-3**	**M-4**	**M-5**	**M-6**	**M-7**
Rating (M/S/D)	Aa1/AA+/AA (high)	Aa1/AA/AA (high)	Aa2/AA-/AA	Aa3/A+/AA (low)	A1/A/A (high)	A2/A-/A	A3/BBB+/A (low)
Loss Severity	40%	40%	40%	40%	40%	40%	40%
Default	41.25 CDR	34.18 CDR	29.26 CDR	24.92 CDR	21.19 CDR	17.86 CDR	14.88 CDR
Collateral Loss	27.59%	24.98%	22.84%	20.69%	18.60%	16.52%	14.46%
Loss Severity	50%	50%	50%	50%	50%	50%	50%
Default	29.34 CDR	24.92 CDR	21.71 CDR	18.78 CDR	16.18 CDR	13.8 CDR	11.61 CDR
Collateral Loss	28.60%	25.86%	23.63%	21.40%	19.23%	17.07%	14.92%
Loss Severity	60%	60%	60%	60%	60%	60%	60%
Default	22.78 CDR	19.62 CDR	17.27 CDR	15.07 CDR	13.08 CDR	11.24 CDR	9.52 CDR
Collateral Loss	29.28%	26.47%	24.19%	21.89%	19.66%	17.45%	15.25%

Class	**M-8**	**M-9**	**M-10**	**B-1**	**B-2**	**B-3**	**B-4**
Rating (M/S/D)	Baa1/BBB/BBB (high)	Baa2/BBB/BBB	Baa3/BBB-/BBB (low)	Ba1/BB+/BB (high)	Ba2/BB/BB	NR/BB-/BB (low)	NR/B+/B (high)
Loss Severity	40%	40%	40%	40%	40%	40%	40%
Default	12.89 CDR	12.23 CDR	10.96 CDR	9.75 CDR	8.71 CDR	7.82 CDR	6.68 CDR
Collateral Loss	12.96%	12.44%	11.40%	10.37%	9.44%	8.62%	7.52%
Loss Severity	50%	50%	50%	50%	50%	50%	50%
Default	10.12 CDR	9.62 CDR	8.66 CDR	7.73 CDR	6.93 CDR	6.24 CDR	5.36 CDR
Collateral Loss	13.36%	12.82%	11.74%	10.67%	9.71%	8.86%	7.75%
Loss Severity	60%	60%	60%	60%	60%	60%	60%
Default	8.33 CDR	7.93 CDR	7.15 CDR	6.4 CDR	5.75 CDR	5.19 CDR	4.48 CDR
Collateral Loss	13.64%	13.08%	11.97%	10.87%	9.89%	9.03%	7.91%

Assumptions

12 Month Delay
Delinquency Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR which results in approximate first dollar of principal loss

Initial Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$732,638,194	$26,265	$990,000
Average Scheduled Principal Balance	$151,591		
Number of Mortgage Loans	4,833		
Weighted Average Gross Coupon	7.885%	5.874%	10.125%
Weighted Average FICO Score	652	562	816
Weighted Average Original LTV	99.91%	75.00%	103.00%
Weighted Average Original Term	359 months	180 months	360 months
Weighted Average Stated Remaining Term	358 months	177 months	360 months
Weighted Average Seasoning	2 months	0 months	14 months
Weighted Average Gross Margin	6.503%	5.000%	8.250%
Weighted Average Minimum Interest Rate	7.821%	5.874%	10.125%
Weighted Average Maximum Interest Rate	13.822%	11.874%	21.500%
Weighted Average Initial Rate Cap	2.995%	2.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	25 months	7 months	59 months
Maturity Date		May 1 2020	Aug 1 2035
Maximum Zip Code Concentration	0.23%	91362	
ARM	85.74%		
Fixed Rate	14.26%		
1/29 6 Mo LIBOR ARM	0.39%		
2/28 6 Mo LIBOR ARM	40.43%		
3/27 6 Mo LIBOR ARM	10.30%		
5/25 6 Mo LIBOR ARM	0.42%		
5YR IO 2/28 6 Mo LIBOR ARM	28.34%		
5YR IO 3/27 6 Mo LIBOR ARM	5.32%		
5YR IO 5/25 6 Mo LIBOR ARM	0.53%		
BALLOON 15/30	0.04%		
Balloon 5YR IO	0.01%		
Fixed Rate	12.78%		
Fixed Rate 5Yr IO	1.43%		
Interest Only	35.64%		
Not Interest Only	64.36%		
Prepay Penalty: 0 months	25.61%		
Prepay Penalty: 12 months	5.12%		
Prepay Penalty: 24 months	43.40%		
Prepay Penalty: 36 months	25.87%		

First Lien	100.00%
Blended Access	0.55%
Full Documentation	57.04%
Limited Income Verification	0.22%
No Income Verification	27.75%
Stated Plus Documentation	14.43%
Cash Out Refinance	16.63%
Purchase	81.94%
Rate/Term Refinance	1.43%
2 Units	3.42%
3 Units	0.03%
4 Units	0.06%
Condominium	6.47%
PUD	13.79%
Single Family	76.23%
Primary	99.17%
Second Home	0.83%
Top 5 States:	
California	12.13%
Ohio	9.67%
Illinois	7.07%
Florida	6.79%
Michigan	5.67%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
0.01 - 50,000.00	198	8,592,879.79	1.17%	8.442	353	99.98	635
50,000.01 - 100,000.00	1,685	130,415,126.09	17.80%	8.187	357	99.99	634
100,000.01 - 150,000.00	1,296	161,763,316.62	22.08%	7.952	358	99.97	641
150,000.01 - 200,000.00	725	125,191,037.60	17.09%	7.901	358	100.00	648
200,000.01 - 250,000.00	326	72,745,088.91	9.93%	7.789	358	100.05	656
250,000.01 - 300,000.00	203	55,414,518.71	7.56%	7.734	358	99.80	666
300,000.01 - 350,000.00	117	37,876,197.78	5.17%	7.730	358	99.93	665
350,000.01 - 400,000.00	70	26,152,225.66	3.57%	7.613	356	100.41	677
400,000.01 - 450,000.00	72	30,720,681.05	4.19%	7.720	356	99.89	660
450,000.01 - 500,000.00	33	15,866,659.64	2.17%	7.649	358	99.99	680
500,000.01 - 550,000.00	34	18,028,159.18	2.46%	7.784	358	99.52	676
550,000.01 - 600,000.00	24	13,963,978.82	1.91%	7.729	359	100.12	681
600,000.01 - 650,000.00	19	11,933,529.13	1.63%	7.626	358	98.78	673
650,000.01 - 700,000.00	9	6,072,995.36	0.83%	7.191	358	96.71	701
700,000.01 - 750,000.00	8	5,889,000.00	0.80%	7.440	359	99.59	679
750,000.01 - 800,000.00	4	3,095,000.00	0.42%	7.557	358	94.96	667
800,000.01 - 850,000.00	2	1,639,000.00	0.22%	7.314	359	100.00	699
850,000.01 - 900,000.00	5	4,443,800.00	0.61%	7.176	359	100.00	702
900,000.01 - 950,000.00	2	1,845,000.00	0.25%	7.312	358	100.00	718
950,000.01 - 1,000,000.00	1	990,000.00	0.14%	7.999	359	100.00	721
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.500 - 5.999	5	1,408,946.00	0.19%	5.944	358	88.93	673
6.000 - 6.499	23	5,460,415.97	0.75%	6.295	359	96.08	670
6.500 - 6.999	256	54,600,071.47	7.45%	6.826	358	100.01	696
7.000 - 7.499	661	130,182,103.67	17.77%	7.231	358	100.03	684
7.500 - 7.999	1,401	230,663,991.53	31.48%	7.723	358	99.94	662
8.000 - 8.499	1,189	157,149,649.25	21.45%	8.207	357	99.94	633
8.500 - 8.999	979	116,407,339.80	15.89%	8.666	357	99.90	617
9.000 - 9.499	245	28,964,279.90	3.95%	9.143	358	99.97	608
9.500 - 9.999	70	7,132,496.75	0.97%	9.607	358	99.96	599
10.000 -10.499	4	668,900.00	0.09%	10.118	359	100.00	614
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
550-574	1	44,771.22	0.01%	9.375	353	90.00	562
575-599	899	107,882,993.55	14.73%	8.475	358	99.93	589
600-624	1,007	124,740,606.45	17.03%	8.347	357	99.74	612
625-649	970	143,135,248.56	19.54%	7.924	357	99.81	638
650-674	847	145,631,263.08	19.88%	7.631	358	99.87	661
675-699	497	90,100,345.36	12.30%	7.505	358	100.12	686
700+	612	121,102,966.12	16.53%	7.424	358	100.06	733
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
75.00- 79.99	1	675,000.00	0.09%	6.625	358	75.00	654
80.00	4	2,191,200.00	0.30%	6.412	358	80.00	630
90.00- 94.99	4	890,518.01	0.12%	8.203	358	90.60	594
95.00- 99.99	307	52,068,019.93	7.11%	7.921	357	98.86	653
100.00	4,407	656,335,786.51	89.59%	7.907	358	100.00	652
100.01+	110	20,477,669.89	2.80%	7.275	358	102.94	682
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
180	34	3,504,098.83	0.48%	8.090	179	100.00	646
240	1	171,000.00	0.02%	8.000	239	97.72	615
360	4,798	728,963,095.51	99.50%	7.884	358	99.91	652
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
121-180	34	3,504,098.83	0.48%	8.090	179	100.00	646
181-240	1	171,000.00	0.02%	8.000	239	97.72	615
301-360	4,798	728,963,095.51	99.50%	7.884	358	99.91	652
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
0.01 -20.00	93	11,760,166.41	1.61%	7.964	354	98.67	643
20.01 -25.00	154	16,223,738.79	2.21%	8.043	357	99.90	649
25.01 -30.00	350	40,483,489.88	5.53%	8.079	357	99.92	641
30.01 -35.00	526	68,718,311.49	9.38%	7.972	357	100.01	649
35.01 -40.00	835	118,747,460.17	16.21%	7.921	358	99.87	650
40.01 -45.00	1,287	203,989,747.96	27.84%	7.936	357	99.97	648
45.01 -50.00	977	185,057,056.65	25.26%	7.754	358	99.99	666
50.01 -55.00	608	87,073,654.82	11.88%	7.798	358	99.70	648
55.01 -60.00	1	319,740.87	0.04%	7.125	357	100.00	644
60.01+	2	264,827.30	0.04%	8.021	359	100.00	627
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
ARM	3,887	628,192,330.86	85.74%	7.821	358	99.89	654
Fixed Rate	946	104,445,863.48	14.26%	8.272	352	99.98	643
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
1/29 6 Mo LIBOR ARM	12	2,893,749.50	0.39%	7.814	358	99.52	670
2/28 6 Mo LIBOR ARM	2,187	296,211,003.06	40.43%	7.879	358	100.06	648
3/27 6 Mo LIBOR ARM	510	75,431,500.71	10.30%	7.806	358	99.99	654
5/25 6 Mo LIBOR ARM	22	3,111,826.28	0.42%	7.906	359	99.84	668
5YR IO 2/28 6 Mo LIBOR ARM	925	207,654,314.66	28.34%	7.751	358	99.64	661
5YR IO 3/27 6 Mo LIBOR ARM	211	38,981,336.65	5.32%	7.780	359	99.84	661
5YR IO 5/25 6 Mo LIBOR ARM	20	3,908,600.00	0.53%	7.696	359	99.96	670
BALLOON 15/30	3	300,570.15	0.04%	8.392	178	99.98	656
Balloon 5YR IO	1	87,500.00	0.01%	8.000	178	100.00	651
Fixed Rate	878	93,604,685.28	12.78%	8.246	353	100.00	643
Fixed Rate 5Yr IO	64	10,453,108.05	1.43%	8.504	351	99.87	641
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Interest Only	1,221	261,084,859.36	35.64%	7.785	358	99.68	660
Not Interest Only	3,612	471,553,334.98	64.36%	7.940	357	100.03	648
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Prepay Penalty: 0 months	1,117	187,632,863.34	25.61%	7.940	358	99.81	660
Prepay Penalty: 12 months	161	37,514,989.69	5.12%	7.981	358	99.89	664
Prepay Penalty: 24 months	2,112	317,962,275.22	43.40%	7.858	358	99.93	651
Prepay Penalty: 36 months	1,443	189,528,066.09	25.87%	7.857	356	99.96	645
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
First Lien	4,833	732,638,194.34	100.00%	7.885	358	99.91	652
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Blended Access	24	4,054,642.71	0.55%	7.750	358	100.00	667
Full Documentation	3,315	417,930,687.78	57.04%	7.994	357	99.92	634
Limited Income Verification	9	1,596,628.03	0.22%	7.548	358	100.00	687
No Income Verification	1,130	203,341,919.37	27.75%	7.776	357	99.86	677
Stated Plus Documentation	355	105,714,316.45	14.43%	7.674	358	99.94	679
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Cash Out Refinance	696	121,813,666.54	16.63%	7.967	357	99.50	653
Purchase	4,067	600,319,310.38	81.94%	7.866	358	100.00	652
Rate/Term Refinance	70	10,505,217.42	1.43%	8.005	354	99.16	652
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
2 Units	118	25,028,694.77	3.42%	7.700	359	100.03	670
3 Units	1	215,000.00	0.03%	7.500	359	100.00	682
4 Units	1	444,999.81	0.06%	7.874	358	100.00	749
Condominium	284	47,404,646.51	6.47%	7.911	357	99.97	659
PUD	474	101,023,336.67	13.79%	7.753	358	100.04	659
Single Family	3,955	558,521,516.58	76.23%	7.915	358	99.87	650
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Primary	4,801	726,592,432.10	99.17%	7.887	358	99.91	652
Second Home	32	6,045,762.24	0.83%	7.625	359	98.91	722
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Alabama	104	11,562,606.32	1.58%	8.287	357	100.02	625
Arizona	38	7,286,890.90	0.99%	7.806	358	99.60	652
Arkansas	49	5,227,250.87	0.71%	8.136	358	100.00	627
California	217	88,892,304.08	12.13%	7.497	358	99.61	680
Colorado	41	8,073,578.69	1.10%	7.826	358	99.87	640
Connecticut	19	4,485,228.61	0.61%	7.905	358	99.58	649
Delaware	5	1,135,748.92	0.16%	8.346	358	100.38	636
District of Columbia	2	454,702.19	0.06%	8.128	358	100.00	671
Florida	260	49,758,132.35	6.79%	7.969	358	99.99	665
Georgia	203	28,521,306.74	3.89%	7.960	355	99.98	639
Idaho	12	1,683,496.20	0.23%	7.937	358	100.00	671
Illinois	314	51,811,535.64	7.07%	7.966	358	99.94	660
Indiana	378	37,244,131.16	5.08%	8.038	355	99.96	638
Iowa	63	5,872,535.66	0.80%	8.264	359	99.92	628
Kansas	22	2,025,768.57	0.28%	8.476	358	99.95	632
Kentucky	117	12,807,306.60	1.75%	7.926	358	100.12	641
Louisiana	25	2,887,644.59	0.39%	8.109	359	99.99	635
Maine	10	1,290,410.30	0.18%	8.048	359	99.99	644
Maryland	76	17,114,650.48	2.34%	7.686	358	100.11	657
Massachusetts	42	11,852,246.12	1.62%	8.041	359	99.89	667
Michigan	297	41,559,892.16	5.67%	7.787	358	99.93	647
Minnesota	138	23,900,545.07	3.26%	7.622	358	99.94	660
Mississippi	4	411,795.00	0.06%	8.034	359	100.00	648
Missouri	132	15,785,203.29	2.15%	8.173	358	99.95	631
Montana	1	202,900.00	0.03%	7.250	359	100.00	670
Nebraska	17	1,883,841.19	0.26%	7.989	358	100.00	648
Nevada	25	6,392,360.09	0.87%	7.423	359	100.07	669
New Hampshire	5	969,294.48	0.13%	8.123	359	99.90	656
New Jersey	76	20,024,643.51	2.73%	7.697	357	99.37	668
New Mexico	14	1,918,775.35	0.26%	8.223	358	100.00	641
New York	156	24,794,418.24	3.38%	8.029	359	100.02	654
North Carolina	214	27,352,457.43	3.73%	7.978	358	99.92	649
North Dakota	4	489,933.84	0.07%	7.629	358	99.20	656
Ohio	603	70,834,661.25	9.67%	7.960	357	99.94	639
Oklahoma	66	6,592,361.25	0.90%	8.210	359	100.03	628
Oregon	33	6,854,907.01	0.94%	7.551	358	100.18	666
Pennsylvania	194	20,976,386.81	2.86%	8.048	358	100.01	649
Rhode Island	9	1,811,564.43	0.25%	8.209	358	99.99	656
South Carolina	107	11,993,303.97	1.64%	7.951	357	99.99	647
South Dakota	3	167,953.59	0.02%	8.040	359	100.00	627
Tennessee	170	17,412,625.17	2.38%	8.069	355	99.99	635
Texas	316	35,574,444.20	4.86%	8.055	356	99.86	643
Utah	62	9,520,158.98	1.30%	7.742	358	99.84	647
Vermont	1	154,000.00	0.02%	8.250	359	100.00	662
Virginia	54	15,033,247.80	2.05%	7.733	358	100.35	655
Washington	40	7,392,789.84	1.01%	7.645	357	100.08	649
West Virginia	6	745,790.73	0.10%	8.095	359	99.06	643
Wisconsin	88	11,810,964.67	1.61%	7.951	358	99.92	656
Wyoming	1	89,500.00	0.01%	7.999	359	100.00	627
Total	**4,833**	**732,638,194.34**	**100.00%**	**7.885**	**358**	**99.91**	**652**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.000 - 5.499	6	3,256,150.00	0.52%	6.261	358	83.20	645
5.500 - 5.999	3	376,387.37	0.06%	7.625	354	100.00	663
6.000 - 6.499	1,665	313,837,302.14	49.96%	7.520	358	99.99	657
6.500 - 6.999	1,319	192,991,972.21	30.72%	7.959	358	99.97	652
7.000 - 7.499	697	96,207,888.20	15.32%	8.344	358	99.99	651
7.500 - 7.999	190	20,753,967.22	3.30%	8.861	358	99.89	645
8.000 - 8.499	7	768,663.72	0.12%	9.015	359	100.00	666
Total	**3,887**	**628,192,330.86**	**100.00%**	**7.821**	**358**	**99.89**	**654**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.500 - 5.999	5	1,408,946.00	0.22%	5.944	358	88.93	673
6.000 - 6.499	23	5,460,415.97	0.87%	6.295	359	96.08	670
6.500 - 6.999	244	53,195,732.32	8.47%	6.825	359	100.01	695
7.000 - 7.499	635	126,507,973.14	20.14%	7.230	358	100.03	684
7.500 - 7.999	1,184	202,997,270.12	32.31%	7.717	358	99.93	662
8.000 - 8.499	894	125,750,374.20	20.02%	8.209	358	99.93	632
8.500 - 8.999	692	87,304,817.39	13.90%	8.666	358	99.89	614
9.000 - 9.499	157	19,434,956.24	3.09%	9.141	358	99.96	606
9.500 - 9.999	50	5,490,945.48	0.87%	9.604	358	99.95	597
10.000 -10.499	3	640,900.00	0.10%	10.118	359	100.00	615
Total	**3,887**	**628,192,330.86**	**100.00%**	**7.821**	**358**	**99.89**	**654**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
11.500 -11.999	5	1,408,946.00	0.22%	5.944	358	88.93	673
12.000 -12.499	23	5,460,415.97	0.87%	6.295	359	96.08	670
12.500 -12.999	244	53,195,732.32	8.47%	6.825	359	100.01	695
13.000 -13.499	635	126,507,973.14	20.14%	7.230	358	100.03	684
13.500 -13.999	1,183	202,869,770.12	32.29%	7.717	358	99.93	661
14.000 -14.499	894	125,750,374.20	20.02%	8.209	358	99.93	632
14.500 -14.999	692	87,304,817.39	13.90%	8.666	358	99.89	614
15.000 -15.499	157	19,434,956.24	3.09%	9.141	358	99.96	606
15.500 -15.999	50	5,490,945.48	0.87%	9.604	358	99.95	597
16.000 -16.499	3	640,900.00	0.10%	10.118	359	100.00	615
21.000+	1	127,500.00	0.02%	7.750	359	100.00	780
Total	**3,887**	**628,192,330.86**	**100.00%**	**7.821**	**358**	**99.89**	**654**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
2.000	12	2,893,749.50	0.46%	7.814	358	99.52	670
3.000	3,875	625,298,581.36	99.54%	7.821	358	99.90	654
Total	**3,887**	**628,192,330.86**	**100.00%**	**7.821**	**358**	**99.89**	**654**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
1.000	3,887	628,192,330.86	100.00%	7.821	358	99.89	654
Total	**3,887**	**628,192,330.86**	**100.00%**	**7.821**	**358**	**99.89**	**654**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
03/01/06	1	201,812.52	0.03%	7.250	355	99.98	669
06/01/06	3	994,316.98	0.16%	7.891	358	100.00	625
07/01/06	8	1,697,620.00	0.27%	7.837	359	99.19	697
03/01/07	2	327,302.05	0.05%	8.323	355	99.99	685
04/01/07	24	3,463,931.24	0.55%	8.003	356	99.86	655
05/01/07	113	18,369,756.43	2.92%	7.965	357	99.24	645
06/01/07	1,406	234,933,268.02	37.40%	7.879	358	99.82	651
07/01/07	1,556	245,265,409.98	39.04%	7.762	359	100.00	656
08/01/07	11	1,505,650.00	0.24%	7.920	360	100.00	649
11/01/07	1	238,543.57	0.04%	7.500	351	100.00	676
01/01/08	1	44,771.22	0.01%	9.375	353	90.00	562
03/01/08	1	84,722.41	0.01%	7.500	355	100.00	641
04/01/08	6	684,181.86	0.11%	7.994	356	100.00	649
05/01/08	35	5,505,853.58	0.88%	7.816	357	99.46	650
06/01/08	305	45,156,273.72	7.19%	7.896	358	99.92	648
06/04/08	1	144,000.00	0.02%	6.875	359	100.00	721
07/01/08	368	61,491,841.00	9.79%	7.718	359	100.00	663
08/01/08	3	1,062,650.00	0.17%	8.037	360	100.00	692
05/01/10	1	71,912.45	0.01%	8.500	357	100.00	624
06/01/10	18	3,048,013.83	0.49%	8.058	358	99.98	669
07/01/10	23	3,900,500.00	0.62%	7.566	359	99.86	670
Total	**3,887**	**628,192,330.86**	**100.00%**	**7.821**	**358**	**99.89**	**654**

Initial Group I Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$427,239,853	$26,265	$442,900
Average Scheduled Principal Balance	$116,892		
Number of Mortgage Loans	3,655		
Weighted Average Gross Coupon	7.984%	5.874%	10.125%
Weighted Average FICO Score	644	562	816
Weighted Average Original LTV	99.93%	80.00%	103.00%
Weighted Average Original Term	359 months	180 months	360 months
Weighted Average Stated Remaining Term	357 months	177 months	360 months
Weighted Average Seasoning	2 months	0 months	14 months
Weighted Average Gross Margin	6.552%	5.000%	8.250%
Weighted Average Minimum Interest Rate	7.918%	5.874%	10.125%
Weighted Average Maximum Interest Rate	13.921%	11.874%	21.500%
Weighted Average Initial Rate Cap	2.997%	2.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	25 months	10 months	59 months
Maturity Date		May 1 2020	Aug 1 2035
Maximum Zip Code Concentration	0.22%	55444	
ARM	81.76%		
Fixed Rate	18.24%		
1/29 6 Mo LIBOR ARM	0.22%		
2/28 6 Mo LIBOR ARM	46.06%		
3/27 6 Mo LIBOR ARM	10.75%		
5/25 6 Mo LIBOR ARM	0.53%		
5YR IO 2/28 6 Mo LIBOR ARM	19.25%		
5YR IO 3/27 6 Mo LIBOR ARM	4.47%		
5YR IO 5/25 6 Mo LIBOR ARM	0.48%		
BALLOON 15/30	0.04%		
Balloon 5YR IO	0.02%		
Fixed Rate	16.88%		
Fixed Rate 5Yr IO	1.30%		
Interest Only	25.52%		
Not Interest Only	74.48%		
Prepay Penalty: 0 months	22.74%		
Prepay Penalty: 12 months	3.27%		
Prepay Penalty: 24 months	42.22%		
Prepay Penalty: 36 months	31.77%		

First Lien	100.00%
Blended Access	0.46%
Full Documentation	66.55%
Limited Income Verification	0.22%
No Income Verification	27.35%
Stated Plus Documentation	5.43%
Cash Out Refinance	23.41%
Purchase	74.24%
Rate/Term Refinance	2.36%
2 Units	2.50%
Condominium	5.30%
PUD	8.96%
Single Family	83.24%
Primary	98.92%
Second Home	1.08%
Top 5 States:	
Ohio	12.76%
Illinois	8.13%
Indiana	7.48%
Michigan	7.15%
Georgia	5.18%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
0.01 - 50,000.00	191	8,290,456.21	1.94%	8.435	352	99.98	636
50,000.01 - 100,000.00	1,580	121,954,316.73	28.54%	8.196	357	99.99	633
100,000.01 - 150,000.00	1,080	134,074,659.34	31.38%	7.948	358	99.96	641
150,000.01 - 200,000.00	498	85,559,299.69	20.03%	7.870	357	99.96	649
200,000.01 - 250,000.00	174	38,626,434.72	9.04%	7.808	358	100.01	658
250,000.01 - 300,000.00	83	22,448,862.51	5.25%	7.715	358	99.38	670
300,000.01 - 350,000.00	45	14,628,486.74	3.42%	7.857	358	99.83	653
350,000.01 - 400,000.00	1	355,000.00	0.08%	7.875	359	100.00	596
400,000.01 - 450,000.00	3	1,302,337.56	0.30%	7.744	358	99.25	654
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.500 - 5.999	3	487,946.00	0.11%	5.875	359	100.00	704
6.000 - 6.499	13	1,832,637.60	0.43%	6.268	359	99.78	684
6.500 - 6.999	151	20,931,461.55	4.90%	6.804	357	100.09	691
7.000 - 7.499	433	60,673,391.99	14.20%	7.230	358	99.97	678
7.500 - 7.999	1,016	130,339,623.44	30.51%	7.723	357	99.93	657
8.000 - 8.499	972	108,157,822.05	25.32%	8.204	357	99.94	629
8.500 - 8.999	808	81,381,681.79	19.05%	8.665	358	99.87	615
9.000 - 9.499	196	18,255,408.33	4.27%	9.134	358	99.95	607
9.500 - 9.999	60	5,060,980.75	1.18%	9.610	358	100.00	598
10.000 -10.499	3	118,900.00	0.03%	10.087	359	100.00	607
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
550-574	1	44,771.22	0.01%	9.375	353	90.00	562
575-599	723	75,617,678.89	17.70%	8.471	358	99.96	589
600-624	853	91,450,252.59	21.40%	8.360	357	99.80	611
625-649	766	88,694,357.81	20.76%	7.939	357	99.92	638
650-674	586	75,664,650.42	17.71%	7.686	357	100.00	660
675-699	333	43,402,256.95	10.16%	7.584	357	100.05	686
700+	393	52,365,885.62	12.26%	7.463	357	99.99	732
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
80.00	1	300,000.00	0.07%	7.625	358	80.00	623
90.00- 94.99	3	485,518.01	0.11%	8.581	358	91.10	591
95.00- 99.99	225	30,680,885.99	7.18%	7.949	357	98.65	647
100.00	3,365	387,797,254.71	90.77%	7.996	357	100.00	643
100.01+	61	7,976,194.79	1.87%	7.525	358	102.93	675
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
180	28	2,260,121.23	0.53%	7.953	179	100.00	661
240	1	171,000.00	0.04%	8.000	239	97.72	615
360	3,626	424,808,732.27	99.43%	7.984	358	99.93	644
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
121-180	28	2,260,121.23	0.53%	7.953	179	100.00	661
181-240	1	171,000.00	0.04%	8.000	239	97.72	615
301-360	3,626	424,808,732.27	99.43%	7.984	358	99.93	644
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
0.01 -20.00	55	4,571,265.76	1.07%	8.194	356	99.94	639
20.01 -25.00	113	10,282,019.19	2.41%	8.145	358	99.80	645
25.01 -30.00	270	25,826,164.07	6.04%	8.118	357	99.79	637
30.01 -35.00	393	41,806,795.24	9.79%	8.046	356	99.99	645
35.01 -40.00	635	70,275,385.82	16.45%	8.006	358	99.95	643
40.01 -45.00	968	118,247,651.13	27.68%	8.058	357	99.97	635
45.01 -50.00	681	89,274,428.93	20.90%	7.862	358	100.00	658
50.01 -55.00	538	66,491,502.49	15.56%	7.870	357	99.81	644
55.01 -60.00	1	319,740.87	0.07%	7.125	357	100.00	644
60.01+	1	144,900.00	0.03%	7.625	359	100.00	619
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
ARM	2,863	349,307,250.76	81.76%	7.918	358	99.93	644
Fixed Rate	792	77,932,602.74	18.24%	8.282	353	99.95	642
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
1/29 6 Mo LIBOR ARM	6	958,078.06	0.22%	8.043	359	98.57	674
2/28 6 Mo LIBOR ARM	1,728	196,798,172.90	46.06%	7.934	358	99.97	643
3/27 6 Mo LIBOR ARM	385	45,928,029.17	10.75%	7.879	358	99.90	649
5/25 6 Mo LIBOR ARM	17	2,243,044.95	0.53%	7.937	358	99.78	680
5YR IO 2/28 6 Mo LIBOR ARM	572	82,222,476.66	19.25%	7.918	358	99.86	642
5YR IO 3/27 6 Mo LIBOR ARM	141	19,112,249.02	4.47%	7.841	358	99.95	648
5YR IO 5/25 6 Mo LIBOR ARM	14	2,045,200.00	0.48%	7.812	359	99.93	664
BALLOON 15/30	2	181,346.22	0.04%	8.485	179	99.98	646
Balloon 5YR IO	1	87,500.00	0.02%	8.000	178	100.00	651
Fixed Rate	744	72,120,173.47	16.88%	8.271	353	99.95	643
Fixed Rate 5Yr IO	45	5,543,583.05	1.30%	8.430	358	99.93	626
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Interest Only	773	109,011,008.73	25.52%	7.929	358	99.88	643
Not Interest Only	2,882	318,228,844.77	74.48%	8.003	357	99.95	644
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Prepay Penalty: 0 months	794	97,138,059.63	22.74%	8.038	357	99.86	650
Prepay Penalty: 12 months	97	13,968,257.57	3.27%	8.171	358	99.85	658
Prepay Penalty: 24 months	1,574	180,382,587.48	42.22%	7.996	358	100.01	641
Prepay Penalty: 36 months	1,190	135,750,948.82	31.77%	7.910	356	99.90	642
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
First Lien	3,655	427,239,853.50	100.00%	7.984	357	99.93	644
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Blended Access	14	1,964,683.55	0.46%	7.782	358	100.00	671
Full Documentation	2,673	284,340,131.05	66.55%	8.069	358	99.98	630
Limited Income Verification	6	919,380.19	0.22%	7.627	359	100.00	667
No Income Verification	819	116,836,003.11	27.35%	7.821	357	99.80	671
Stated Plus Documentation	143	23,179,655.60	5.43%	7.801	358	99.98	678
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Cash Out Refinance	650	100,012,372.14	23.41%	7.988	356	99.72	652
Purchase	2,936	317,163,063.94	74.24%	7.982	358	100.03	641
Rate/Term Refinance	69	10,064,417.42	2.36%	8.006	354	99.12	651
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
2 Units	79	10,672,642.26	2.50%	7.984	358	99.94	652
Condominium	191	22,631,620.17	5.30%	7.939	359	99.94	654
PUD	253	38,295,129.97	8.96%	7.926	358	99.93	645
Single Family	3,132	355,640,461.10	83.24%	7.993	357	99.93	643
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Primary	3,626	422,621,521.06	98.92%	7.988	357	99.95	643
Second Home	29	4,618,332.44	1.08%	7.597	358	98.57	721
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Alabama	78	7,505,043.98	1.76%	8.438	356	99.94	616
Arizona	26	4,181,319.99	0.98%	7.993	357	99.77	637
Arkansas	38	3,759,058.41	0.88%	8.114	358	100.00	632
California	31	7,882,484.83	1.84%	7.707	359	99.84	679
Colorado	28	4,853,736.52	1.14%	7.810	358	99.78	632
Connecticut	13	1,808,487.26	0.42%	8.166	358	100.28	637
Delaware	3	559,760.99	0.13%	8.188	358	100.77	638
District of Columbia	2	454,702.19	0.11%	8.128	358	100.00	671
Florida	138	19,798,256.26	4.63%	8.055	359	99.94	657
Georgia	169	22,128,743.46	5.18%	7.940	357	99.98	640
Idaho	11	1,532,796.20	0.36%	7.968	358	100.00	673
Illinois	253	34,724,010.50	8.13%	7.952	358	99.96	656
Indiana	345	31,964,474.69	7.48%	8.074	356	99.94	636
Iowa	59	5,302,381.46	1.24%	8.337	359	99.92	623
Kansas	21	1,835,768.57	0.43%	8.460	358	99.95	634
Kentucky	99	10,247,574.38	2.40%	7.999	358	100.13	636
Louisiana	19	1,730,744.11	0.41%	8.306	359	99.98	638
Maine	10	1,290,410.30	0.30%	8.048	359	99.99	644
Maryland	54	9,762,537.45	2.29%	7.765	358	100.70	657
Massachusetts	21	4,416,642.36	1.03%	7.824	358	99.70	669
Michigan	249	30,565,147.86	7.15%	7.826	358	99.89	647
Minnesota	124	20,115,153.14	4.71%	7.634	358	99.93	657
Mississippi	2	172,995.00	0.04%	8.414	359	100.00	625
Missouri	114	11,928,859.82	2.79%	8.251	357	99.91	627
Montana	1	202,900.00	0.05%	7.250	359	100.00	670
Nebraska	15	1,370,074.93	0.32%	8.102	359	100.00	644
Nevada	13	2,363,266.66	0.55%	7.455	359	100.18	671
New Hampshire	4	839,294.48	0.20%	8.045	359	99.88	659
New Jersey	32	5,783,787.95	1.35%	7.820	353	98.57	661
New Mexico	11	1,400,467.80	0.33%	8.176	358	99.99	646
New York	111	10,546,228.23	2.47%	8.247	359	99.90	646
North Carolina	172	18,803,821.50	4.40%	8.025	358	99.89	642
North Dakota	4	489,933.84	0.11%	7.629	358	99.20	656
Ohio	516	54,509,810.48	12.76%	7.997	357	99.94	635
Oklahoma	56	5,080,923.76	1.19%	8.276	359	99.96	628
Oregon	18	3,198,614.19	0.75%	7.810	358	100.16	650
Pennsylvania	146	14,171,193.51	3.32%	8.129	357	99.96	646
Rhode Island	4	572,835.91	0.13%	8.217	359	100.00	632
South Carolina	81	7,958,035.75	1.86%	7.985	356	99.99	647
South Dakota	3	167,953.59	0.04%	8.040	359	100.00	627
Tennessee	144	13,204,916.32	3.09%	8.039	354	99.98	634
Texas	228	22,100,012.66	5.17%	8.085	356	99.78	641
Utah	49	6,608,829.75	1.55%	7.703	358	99.80	645
Vermont	1	154,000.00	0.04%	8.250	359	100.00	662
Virginia	29	4,306,397.23	1.01%	7.982	358	100.28	634
Washington	30	5,133,896.12	1.20%	7.520	356	100.11	653
West Virginia	2	233,900.00	0.05%	8.073	359	100.00	704
Wisconsin	77	9,428,169.11	2.21%	8.013	358	99.90	646
Wyoming	1	89,500.00	0.02%	7.999	359	100.00	627
Total	**3,655**	**427,239,853.50**	**100.00%**	**7.984**	**357**	**99.93**	**644**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.000 - 5.499	1	294,950.00	0.08%	5.875	359	100.00	700
5.500 - 5.999	3	376,387.37	0.11%	7.625	354	100.00	663
6.000 - 6.499	1,184	159,667,316.80	45.71%	7.614	358	99.90	644
6.500 - 6.999	990	117,957,835.78	33.77%	8.009	358	99.94	645
7.000 - 7.499	525	56,679,033.23	16.23%	8.360	358	100.00	645
7.500 - 7.999	155	13,875,063.86	3.97%	8.841	358	99.86	644
8.000 - 8.499	5	456,663.72	0.13%	9.124	358	100.00	668
Total	**2,863**	**349,307,250.76**	**100.00%**	**7.918**	**358**	**99.93**	**644**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.500 - 5.999	3	487,946.00	0.14%	5.875	359	100.00	704
6.000 - 6.499	13	1,832,637.60	0.52%	6.268	359	99.78	684
6.500 - 6.999	144	20,276,272.39	5.80%	6.803	359	100.09	690
7.000 - 7.499	415	58,124,851.12	16.64%	7.227	359	99.97	678
7.500 - 7.999	843	110,508,796.45	31.64%	7.717	358	99.92	656
8.000 - 8.499	715	82,625,718.21	23.65%	8.207	358	99.94	625
8.500 - 8.999	564	59,922,547.03	17.15%	8.661	358	99.84	612
9.000 - 9.499	123	11,843,252.48	3.39%	9.126	358	99.94	603
9.500 - 9.999	41	3,594,329.48	1.03%	9.608	358	100.00	597
10.000 -10.499	2	90,900.00	0.03%	10.075	359	100.00	606
Total	**2,863**	**349,307,250.76**	**100.00%**	**7.918**	**358**	**99.93**	**644**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
11.500 -11.999	3	487,946.00	0.14%	5.875	359	100.00	704
12.000 -12.499	13	1,832,637.60	0.52%	6.268	359	99.78	684
12.500 -12.999	144	20,276,272.39	5.80%	6.803	359	100.09	690
13.000 -13.499	415	58,124,851.12	16.64%	7.227	359	99.97	678
13.500 -13.999	842	110,381,296.45	31.60%	7.716	358	99.92	656
14.000 -14.499	715	82,625,718.21	23.65%	8.207	358	99.94	625
14.500 -14.999	564	59,922,547.03	17.15%	8.661	358	99.84	612
15.000 -15.499	123	11,843,252.48	3.39%	9.126	358	99.94	603
15.500 -15.999	41	3,594,329.48	1.03%	9.608	358	100.00	597
16.000 -16.499	2	90,900.00	0.03%	10.075	359	100.00	606
21.000+	1	127,500.00	0.04%	7.750	359	100.00	780
Total	**2,863**	**349,307,250.76**	**100.00%**	**7.918**	**358**	**99.93**	**644**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
2.000	6	958,078.06	0.27%	8.043	359	98.57	674
3.000	2,857	348,349,172.70	99.73%	7.917	358	99.93	644
Total	**2,863**	**349,307,250.76**	**100.00%**	**7.918**	**358**	**99.93**	**644**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
1.000	2,863	349,307,250.76	100.00%	7.918	358	99.93	644
Total	**2,863**	**349,307,250.76**	**100.00%**	**7.918**	**358**	**99.93**	**644**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
06/01/06	2	324,778.06	0.09%	7.925	358	100.00	673
07/01/06	4	633,300.00	0.18%	8.103	359	97.83	675
03/01/07	1	136,626.71	0.04%	8.250	355	100.00	622
04/01/07	21	3,004,912.17	0.86%	7.957	356	99.84	656
05/01/07	85	10,399,410.51	2.98%	8.131	357	99.89	634
06/01/07	1,009	122,333,119.28	35.02%	7.996	358	99.93	640
07/01/07	1,176	142,257,380.89	40.73%	7.857	359	99.95	647
08/01/07	8	889,200.00	0.25%	7.858	360	100.00	623
11/01/07	1	238,543.57	0.07%	7.500	351	100.00	676
01/01/08	1	44,771.22	0.01%	9.375	353	90.00	562
03/01/08	1	84,722.41	0.02%	7.500	355	100.00	641
04/01/08	4	269,531.11	0.08%	7.984	356	100.00	651
05/01/08	31	3,832,808.34	1.10%	7.953	357	99.61	647
06/01/08	234	29,026,350.54	8.31%	8.000	358	99.92	639
06/04/08	1	144,000.00	0.04%	6.875	359	100.00	721
07/01/08	253	31,399,551.00	8.99%	7.740	359	99.95	657
05/01/10	1	71,912.45	0.02%	8.500	357	100.00	624
06/01/10	14	2,064,732.50	0.59%	7.938	358	99.97	670
07/01/10	16	2,151,600.00	0.62%	7.798	359	99.74	675
Total	**2,863**	**349,307,250.76**	**100.00%**	**7.918**	**358**	**99.93**	**644**

Initial Group II Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$305,398,341	$35,982	$990,000
Average Scheduled Principal Balance	$259,252		
Number of Mortgage Loans	1,178		
Weighted Average Gross Coupon	7.746%	5.875%	10.125%
Weighted Average FICO Score	664	580	808
Weighted Average Original LTV	99.87%	75.00%	103.00%
Weighted Average Original Term	359 months	180 months	360 months
Weighted Average Stated Remaining Term	358 months	178 months	360 months
Weighted Average Seasoning	2 months	0 months	5 months
Weighted Average Gross Margin	6.442%	5.000%	8.000%
Weighted Average Minimum Interest Rate	7.699%	5.875%	10.125%
Weighted Average Maximum Interest Rate	13.699%	11.875%	16.125%
Weighted Average Initial Rate Cap	2.993%	2.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	25 months	7 months	59 months
Maturity Date		Jun 1 2020	Aug 1 2035
Maximum Zip Code Concentration	0.56%	91362	
ARM	91.32%		
Fixed Rate	8.68%		
1/29 6 Mo LIBOR ARM	0.63%		
2/28 6 Mo LIBOR ARM	32.55%		
3/27 6 Mo LIBOR ARM	9.66%		
5/25 6 Mo LIBOR ARM	0.28%		
5YR IO 2/28 6 Mo LIBOR ARM	41.07%		
5YR IO 3/27 6 Mo LIBOR ARM	6.51%		
5YR IO 5/25 6 Mo LIBOR ARM	0.61%		
BALLOON 15/30	0.04%		
Fixed Rate	7.03%		
Fixed Rate 5Yr IO	1.61%		
Interest Only	49.80%		
Not Interest Only	50.20%		
Prepay Penalty: 0 months	29.63%		
Prepay Penalty: 12 months	7.71%		
Prepay Penalty: 24 months	45.05%		
Prepay Penalty: 36 months	17.61%		

First Lien	100.00%
Blended Access	0.68%
Full Documentation	43.74%
Limited Income Verification	0.22%
No Income Verification	28.33%
Stated Plus Documentation	27.03%
Cash Out Refinance	7.14%
Purchase	92.72%
Rate/Term Refinance	0.14%
2 Units	4.70%
3 Units	0.07%
4 Units	0.15%
Condominium	8.11%
PUD	20.54%
Single Family	66.43%
Primary	99.53%
Second Home	0.47%
Top 5 States:	
California	26.53%
Florida	9.81%
Illinois	5.60%
Ohio	5.35%
New York	4.67%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
0.01 - 50,000.00	7	302,423.58	0.10%	8.645	358	100.00	623
50,000.01 - 100,000.00	105	8,460,809.36	2.77%	8.058	356	100.11	653
100,000.01 - 150,000.00	216	27,688,657.28	9.07%	7.966	358	100.01	642
150,000.01 - 200,000.00	227	39,631,737.91	12.98%	7.968	358	100.09	645
200,000.01 - 250,000.00	152	34,118,654.19	11.17%	7.768	357	100.10	653
250,000.01 - 300,000.00	120	32,965,656.20	10.79%	7.747	358	100.08	663
300,000.01 - 350,000.00	72	23,247,711.04	7.61%	7.650	358	99.99	672
350,000.01 - 400,000.00	69	25,797,225.66	8.45%	7.610	356	100.42	679
400,000.01 - 450,000.00	69	29,418,343.49	9.63%	7.719	356	99.92	661
450,000.01 - 500,000.00	33	15,866,659.64	5.20%	7.649	358	99.99	680
500,000.01 - 550,000.00	34	18,028,159.18	5.90%	7.784	358	99.52	676
550,000.01 - 600,000.00	24	13,963,978.82	4.57%	7.729	359	100.12	681
600,000.01 - 650,000.00	19	11,933,529.13	3.91%	7.626	358	98.78	673
650,000.01 - 700,000.00	9	6,072,995.36	1.99%	7.191	358	96.71	701
700,000.01 - 750,000.00	8	5,889,000.00	1.93%	7.440	359	99.59	679
750,000.01 - 800,000.00	4	3,095,000.00	1.01%	7.557	358	94.96	667
800,000.01 - 850,000.00	2	1,639,000.00	0.54%	7.314	359	100.00	699
850,000.01 - 900,000.00	5	4,443,800.00	1.46%	7.176	359	100.00	702
900,000.01 - 950,000.00	2	1,845,000.00	0.60%	7.312	358	100.00	718
950,000.01 - 1,000,000.00	1	990,000.00	0.32%	7.999	359	100.00	721
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.500 - 5.999	2	921,000.00	0.30%	5.980	358	83.06	657
6.000 - 6.499	10	3,627,778.37	1.19%	6.309	358	94.20	663
6.500 - 6.999	105	33,668,609.92	11.02%	6.840	359	99.97	699
7.000 - 7.499	228	69,508,711.68	22.76%	7.232	358	100.08	689
7.500 - 7.999	385	100,324,368.09	32.85%	7.722	358	99.96	669
8.000 - 8.499	217	48,991,827.20	16.04%	8.214	356	99.95	643
8.500 - 8.999	171	35,025,658.01	11.47%	8.668	356	99.96	622
9.000 - 9.499	49	10,708,871.57	3.51%	9.158	358	99.99	611
9.500 - 9.999	10	2,071,516.00	0.68%	9.598	358	99.86	600
10.000 -10.499	1	550,000.00	0.18%	10.125	359	100.00	616
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
575-599	176	32,265,314.66	10.56%	8.484	356	99.86	590
600-624	154	33,290,353.86	10.90%	8.312	357	99.60	612
625-649	204	54,440,890.75	17.83%	7.900	357	99.62	639
650-674	261	69,966,612.66	22.91%	7.571	358	99.74	661
675-699	164	46,698,088.41	15.29%	7.432	358	100.18	686
700+	219	68,737,080.50	22.51%	7.394	358	100.12	734
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
75.00- 79.99	1	675,000.00	0.22%	6.625	358	75.00	654
80.00	3	1,891,200.00	0.62%	6.220	358	80.00	631
90.00- 94.99	1	405,000.00	0.13%	7.750	358	90.00	599
95.00- 99.99	82	21,387,133.94	7.00%	7.882	357	99.15	662
100.00	1,042	268,538,531.80	87.93%	7.778	358	100.00	664
100.01+	49	12,501,475.10	4.09%	7.115	358	102.95	686
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
180	6	1,243,977.60	0.41%	8.338	179	100.00	619
360	1,172	304,154,363.24	99.59%	7.743	358	99.87	665
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
121-180	6	1,243,977.60	0.41%	8.338	179	100.00	619
301-360	1,172	304,154,363.24	99.59%	7.743	358	99.87	665
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
0.01 -20.00	38	7,188,900.65	2.35%	7.818	353	97.86	646
20.01 -25.00	41	5,941,719.60	1.95%	7.866	357	100.08	655
25.01 -30.00	80	14,657,325.81	4.80%	8.008	358	100.13	647
30.01 -35.00	133	26,911,516.25	8.81%	7.858	358	100.04	655
35.01 -40.00	200	48,472,074.35	15.87%	7.797	358	99.75	659
40.01 -45.00	319	85,742,096.83	28.08%	7.767	357	99.98	665
45.01 -50.00	296	95,782,627.72	31.36%	7.654	358	99.99	674
50.01 -55.00	70	20,582,152.33	6.74%	7.568	359	99.36	662
60.01+	1	119,927.30	0.04%	8.500	358	100.00	636
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
ARM	1,024	278,885,080.10	91.32%	7.699	358	99.85	666
Fixed Rate	154	26,513,260.74	8.68%	8.241	350	100.07	648
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
1/29 6 Mo LIBOR ARM	6	1,935,671.44	0.63%	7.701	358	100.00	668
2/28 6 Mo LIBOR ARM	459	99,412,830.16	32.55%	7.770	358	100.22	656
3/27 6 Mo LIBOR ARM	125	29,503,471.54	9.66%	7.692	359	100.14	662
5/25 6 Mo LIBOR ARM	5	868,781.33	0.28%	7.826	359	100.00	639
5YR IO 2/28 6 Mo LIBOR ARM	353	125,431,838.00	41.07%	7.642	358	99.50	673
5YR IO 3/27 6 Mo LIBOR ARM	70	19,869,087.63	6.51%	7.721	359	99.73	674
5YR IO 5/25 6 Mo LIBOR ARM	6	1,863,400.00	0.61%	7.568	359	100.00	677
BALLOON 15/30	1	119,223.93	0.04%	8.250	178	99.99	671
Fixed Rate	134	21,484,511.81	7.03%	8.162	353	100.14	646
Fixed Rate 5Yr IO	19	4,909,525.00	1.61%	8.588	343	99.80	657
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Interest Only	448	152,073,850.63	49.80%	7.682	358	99.55	673
Not Interest Only	730	153,324,490.21	50.20%	7.810	358	100.19	656
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Prepay Penalty: 0 months	323	90,494,803.71	29.63%	7.835	358	99.76	671
Prepay Penalty: 12 months	64	23,546,732.12	7.71%	7.868	358	99.91	668
Prepay Penalty: 24 months	538	137,579,687.74	45.05%	7.676	358	99.83	664
Prepay Penalty: 36 months	253	53,777,117.27	17.61%	7.722	356	100.13	653
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
First Lien	1,178	305,398,340.84	100.00%	7.746	358	99.87	664
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Blended Access	10	2,089,959.16	0.68%	7.720	358	100.00	663
Full Documentation	642	133,590,556.73	43.74%	7.834	357	99.78	642
Limited Income Verification	3	677,247.84	0.22%	7.442	358	100.00	713
No Income Verification	311	86,505,916.26	28.33%	7.716	359	99.94	684
Stated Plus Documentation	212	82,534,660.85	27.03%	7.638	358	99.93	679
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Cash Out Refinance	46	21,801,294.40	7.14%	7.869	358	98.49	657
Purchase	1,131	283,156,246.44	92.72%	7.736	358	99.97	665
Rate/Term Refinance	1	440,800.00	0.14%	7.990	358	100.00	653
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
2 Units	39	14,356,052.51	4.70%	7.489	359	100.11	684
3 Units	1	215,000.00	0.07%	7.500	359	100.00	682
4 Units	1	444,999.81	0.15%	7.874	358	100.00	749
Condominium	93	24,773,026.34	8.11%	7.887	355	100.00	663
PUD	221	62,728,206.70	20.54%	7.647	358	100.10	667
Single Family	823	202,881,055.48	66.43%	7.777	358	99.76	662
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Primary	1,175	303,970,911.04	99.53%	7.746	358	99.87	664
Second Home	3	1,427,429.80	0.47%	7.715	359	100.00	729
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
Alabama	26	4,057,562.34	1.33%	8.009	358	100.17	642
Arizona	12	3,105,570.91	1.02%	7.554	358	99.37	673
Arkansas	11	1,468,192.46	0.48%	8.190	358	100.00	616
California	186	81,009,819.25	26.53%	7.477	357	99.59	680
Colorado	13	3,219,842.17	1.05%	7.851	358	100.00	652
Connecticut	6	2,676,741.35	0.88%	7.729	359	99.10	657
Delaware	2	575,987.93	0.19%	8.500	358	100.00	634
Florida	122	29,959,876.09	9.81%	7.911	358	100.02	670
Georgia	34	6,392,563.28	2.09%	8.029	348	100.00	634
Idaho	1	150,700.00	0.05%	7.625	359	100.00	646
Illinois	61	17,087,525.14	5.60%	7.992	358	99.91	668
Indiana	33	5,279,656.47	1.73%	7.821	349	100.08	655
Iowa	4	570,154.20	0.19%	7.584	358	100.00	673
Kansas	1	190,000.00	0.06%	8.625	359	100.00	614
Kentucky	18	2,559,732.22	0.84%	7.633	358	100.09	660
Louisiana	6	1,156,900.48	0.38%	7.813	359	100.00	630
Maryland	22	7,352,113.03	2.41%	7.581	358	99.33	658
Massachusetts	21	7,435,603.76	2.43%	8.170	359	100.00	666
Michigan	48	10,994,744.30	3.60%	7.679	359	100.06	648
Minnesota	14	3,785,391.93	1.24%	7.555	358	100.00	677
Mississippi	2	238,800.00	0.08%	7.759	359	100.00	664
Missouri	18	3,856,343.47	1.26%	7.930	359	100.06	642
Nebraska	2	513,766.26	0.17%	7.690	358	100.00	659
Nevada	12	4,029,093.43	1.32%	7.404	359	100.00	668
New Hampshire	1	130,000.00	0.04%	8.625	359	100.00	639
New Jersey	44	14,240,855.56	4.66%	7.647	359	99.70	671
New Mexico	3	518,307.55	0.17%	8.351	359	100.00	628
New York	45	14,248,190.01	4.67%	7.868	359	100.11	660
North Carolina	42	8,548,635.93	2.80%	7.874	358	99.99	662
Ohio	87	16,324,850.77	5.35%	7.835	359	99.92	651
Oklahoma	10	1,511,437.49	0.49%	7.991	359	100.26	630
Oregon	15	3,656,292.82	1.20%	7.325	358	100.20	680
Pennsylvania	48	6,805,193.30	2.23%	7.878	359	100.10	656
Rhode Island	5	1,238,728.52	0.41%	8.206	358	99.99	668
South Carolina	26	4,035,268.22	1.32%	7.883	358	100.00	648
Tennessee	26	4,207,708.85	1.38%	8.161	356	100.00	636
Texas	88	13,474,431.54	4.41%	8.007	357	100.00	646
Utah	13	2,911,329.23	0.95%	7.830	358	99.95	651
Virginia	25	10,726,850.57	3.51%	7.633	358	100.38	664
Washington	10	2,258,893.72	0.74%	7.927	358	100.00	641
West Virginia	4	511,890.73	0.17%	8.105	358	98.63	615
Wisconsin	11	2,382,795.56	0.78%	7.705	359	100.00	695
Total	**1,178**	**305,398,340.84**	**100.00%**	**7.746**	**358**	**99.87**	**664**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.000 - 5.499	5	2,961,200.00	1.06%	6.300	358	81.53	639
6.000 - 6.499	481	154,169,985.34	55.28%	7.422	358	100.09	670
6.500 - 6.999	329	75,034,136.43	26.91%	7.879	358	100.00	662
7.000 - 7.499	172	39,528,854.97	14.17%	8.321	359	99.97	660
7.500 - 7.999	35	6,878,903.36	2.47%	8.901	358	99.96	649
8.000 - 8.499	2	312,000.00	0.11%	8.855	359	100.00	664
Total	**1,024**	**278,885,080.10**	**100.00%**	**7.699**	**358**	**99.85**	**666**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
5.500 - 5.999	2	921,000.00	0.33%	5.980	358	83.06	657
6.000 - 6.499	10	3,627,778.37	1.30%	6.309	358	94.20	663
6.500 - 6.999	100	32,919,459.93	11.80%	6.838	359	99.96	699
7.000 - 7.499	220	68,383,122.02	24.52%	7.233	358	100.08	689
7.500 - 7.999	341	92,488,473.67	33.16%	7.718	358	99.94	668
8.000 - 8.499	179	43,124,655.99	15.46%	8.214	358	99.91	644
8.500 - 8.999	128	27,382,270.36	9.82%	8.678	358	100.00	618
9.000 - 9.499	34	7,591,703.76	2.72%	9.163	358	100.00	609
9.500 - 9.999	9	1,896,616.00	0.68%	9.596	358	99.84	598
10.000 -10.499	1	550,000.00	0.20%	10.125	359	100.00	616
Total	**1,024**	**278,885,080.10**	**100.00%**	**7.699**	**358**	**99.85**	**666**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
11.500 -11.999	2	921,000.00	0.33%	5.980	358	83.06	657
12.000 -12.499	10	3,627,778.37	1.30%	6.309	358	94.20	663
12.500 -12.999	100	32,919,459.93	11.80%	6.838	359	99.96	699
13.000 -13.499	220	68,383,122.02	24.52%	7.233	358	100.08	689
13.500 -13.999	341	92,488,473.67	33.16%	7.718	358	99.94	668
14.000 -14.499	179	43,124,655.99	15.46%	8.214	358	99.91	644
14.500 -14.999	128	27,382,270.36	9.82%	8.678	358	100.00	618
15.000 -15.499	34	7,591,703.76	2.72%	9.163	358	100.00	609
15.500 -15.999	9	1,896,616.00	0.68%	9.596	358	99.84	598
16.000 -16.499	1	550,000.00	0.20%	10.125	359	100.00	616
Total	**1,024**	**278,885,080.10**	**100.00%**	**7.699**	**358**	**99.85**	**666**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
2.000	6	1,935,671.44	0.69%	7.701	358	100.00	668
3.000	1,018	276,949,408.66	99.31%	7.699	358	99.85	666
Total	**1,024**	**278,885,080.10**	**100.00%**	**7.699**	**358**	**99.85**	**666**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
1.000	1,024	278,885,080.10	100.00%	7.699	358	99.85	666
Total	**1,024**	**278,885,080.10**	**100.00%**	**7.699**	**358**	**99.85**	**666**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Original LTV	Weighted Average FICO
03/01/06	1	201,812.52	0.07%	7.250	355	99.98	669
06/01/06	1	669,538.92	0.24%	7.875	358	100.00	602
07/01/06	4	1,064,320.00	0.38%	7.678	359	100.00	710
03/01/07	1	190,675.34	0.07%	8.375	355	99.98	730
04/01/07	3	459,019.07	0.16%	8.307	356	100.00	645
05/01/07	28	7,970,345.92	2.86%	7.748	357	98.39	659
06/01/07	397	112,600,148.74	40.38%	7.752	358	99.70	664
07/01/07	380	103,008,029.09	36.94%	7.630	359	100.06	668
08/01/07	3	616,450.00	0.22%	8.010	360	100.00	687
04/01/08	2	414,650.75	0.15%	8.001	356	100.00	648
05/01/08	4	1,673,045.24	0.60%	7.500	357	99.12	655
06/01/08	71	16,129,923.18	5.78%	7.709	358	99.92	663
07/01/08	115	30,092,290.00	10.79%	7.696	359	100.05	669
08/01/08	3	1,062,650.00	0.38%	8.037	360	100.00	692
06/01/10	4	983,281.33	0.35%	8.309	358	100.00	668
07/01/10	7	1,748,900.00	0.63%	7.280	359	100.00	664
Total	**1,024**	**278,885,080.10**	**100.00%**	**7.699**	**358**	**99.85**	**666**